CORPORATION OF AMERICA

EXPANDING OUR PAWPRINT
Entering the Growing Crystal Cat Litter Segment

Oil-Dri and Ultra Pet– A Winning Combination

On May 1, 2024, Oil-Dri Corporation acquired Ultra Pet Company, Inc. This strategic move enabled us to enter the rapidly-growing crystal cat litter segment and strengthen our position as one of the largest cat litter producers in North America. Our share of the overall litter category increased with this new business, allowing us to serve a broader range of consumer needs and preferences.

Crystal Litter Segment Growth

Over the past five years, crystal cat litter retail dollar sales have increased fivefold. Crystals now represent one of the fastest-growing segments, driving a third of the category's total volume gains. Retailers supporting the crystal segment have achieved a 16.5-point[1] advantage in sales growth over two years, compared to those without a strong crystal product offering.

Ultra Pet's Crystal Cat Litter

Ultra Pet's crystal litter products are lightweight, have superior odor control, and are soft on cat's paws. Crystals are 99.9% dust free and absorb up to 90% of their weight in liquid. The litter is made from all natural, non-toxic materials. Ultra Pet's product portfolio includes brands such as Ultra and Litter Pearls, as well as many private label offerings.

Launching Cat's Pride Micro Crystals

We are proud to introduce Cat's Pride Micro Crystals, our first entry into the crystal segment under the Cat's Pride brand. This lightweight, low-dust crystal cat litter provides maximum odor control for 30 days, using highly absorbent silica-gel crystals that trap and eliminate moisture. A single bag lasts up to a month for one cat, offering long-lasting freshness with minimal maintenance.

Leveraging Retail Partnerships

Through Oil-Dri and Ultra Pet's strong customer relationships, we have extended the availability of Ultra, Litter Pearls, and Cat's Pride crystal litters to key retailers nationwide. These brands are supported by an expanded presence in major grocery chains, mass merchandisers, and e-commerce retailers. This broadened customer base enhances our market coverage and presents significant growth opportunities in new regions and channels.

A Future-Ready Portfolio

As we look ahead, the combination of Ultra Pet's crystal expertise with Oil-Dri's established strengths in lightweight litter innovation will continue to drive growth and set the foundation for future product advancements. Together, we are building a stronger, more diversified portfolio that solidifies our leadership in the category and delivers on our commitment to providing superior, lightweight cat litter solutions at a value to consumers.



CAT'S PRIDE
SCENTED TOTAL ODOR CONTROL
10-DAY
ONE BAG • ONE CAT • ONE MONTH
NEW!
UNSCENTED MICRO CRYSTALS
Ultra
MICRO CRYSTALS
NEW!
ANTIBACTERIAL
LIGHTWEIGHT

[1]Source: NielsenIQ Homescan, Total US All Outlets, 52wk 05/18/24 – Blended $+Unit+Trip Loyalty to Cat Litter

"Oil-Dri", "Cat's Pride", "Ultra Pet", "Ultra", and "Litter Pearls" are registered trademarks of Oil-Dri Corporation of America.

Dear Oil-Dri Stakeholder, Fiscal year 2024 was another record year for the Company. The obvious records are sales, gross profit, net income, etc. What is not so obvious is all of the amazing work done by our supply chain teammates to make this happen. We at Oil-Dri know that our front-line salespeople are responsible for getting that first order. They call on the accounts and communicate the value of an Oil-Dri partnership with their customers. We take great pride in ensuring our customers receive the product quality, customer service, and price/value relationship they need to keep their businesses healthy and growing. Our supply chain teammates are responsible for helping us get orders two through infinity! Repeat customers are the backbone of our business. Nine years ago, we had the foresight and luck to recruit Aaron Christiansen, Oil-Dri’s Vice President of Operations. His background is impressive. After graduating with high honors from Washington University in St. Louis with a Bachelor of Science in Mechanical Engineering, he spent over 15 years at Proctor and Gamble and Unilever before joining Oil-Dri. Aaron’s passion for continuous improvement along with his strong team building skills have transformed our operations. We are routinely rated at the top of our customers’ supplier scorecards for fill rate and on-time delivery. Over two-thirds of our global teammates are involved in our supply chain and are the reason we are winning orders two through infinity every day. Here are some remarkable metrics that I would like to share in the areas of service, capital expenditures, and inventory. Our case fill rate was 99.7% for the entire year. Our most demanding customers expect a 98.0% fill rate, and we consistently exceeded that target! Oil-Dri’s on-time shipping rate for domestic loads was 93.0%, far exceeding our goal of 87.5% and what we believe is the industry standard of 87.0%. Our on-time shipping rate for export orders was 86.0%, which on the surface appears low, but the industry average is just over 50.0%. The combination of our fill rate and on-time shipping rate are all-time highs for the company and are considered “best in class” service levels. Those who follow us closely know that we have been re-investing heavily in our aging infrastructure. We spent $32 million in capital expenditures during fiscal year 2024 which was in line with our plan. We are very intentional when it comes to upgrading our facilities, having spent over $112 million in capital expenditures over the past five years. Despite the fact that our business is growing, and our fill rates are near perfect, Aaron and his team have been able to reduce our raw materials and ingredients inventories by 35.0% over the past 18 months, which equates to $6 million. This has freed up cash to help fund our capital expenditures and recent acquisition, and ultimately has enabled us to raise the dividend even more this year than we have in the past, $.08 per share per year versus $.04 per share per year for the past 20 years. Last year we referenced the renewable diesel opportunity, and that is materializing very nicely. During fiscal year 2024, we expanded our capacity to support this rapidly growing market. We improved the outbound rail transit capabilities and modernized the fluids purification milling operation. These enhancements played a crucial role in facilitating our ability to service our customers’ increased demand for our products. Please take the time to read the entire annual report. We are including a section covering our Ultra Pet acquisition, the largest in our company’s history. The deal became accretive to earnings during fiscal year 2024 and continues to exceed our expectations. The integration process is progressing nicely, and our new Ultra Pet teammates have eagerly embraced our We Care values. We have always said, “you can only make good deals with good people,” and the Ultra Pet people make great additions to our global Oil-Dri team. Thank you for being a loyal Oil-Dri stakeholder. We have a lot of momentum heading in fiscal year 2025. LETTER TO STAKEHOLDERS DANIEL S. JAFFEE President & Chief Executive Officer “Over two-thirds of our global teammates are involved in our supply chain and are the reason we are winning orders two through infinity every day.” - Dan Jaffee FORWARD-LOOKING STATEMENTS This document contains forward-looking statements that are based on current expectations, estimates, forecasts, and projections about our future performance, our business, our beliefs, and our management’s assumptions. See page 4 for cautionary language regarding such statements.

$25 $55 $85 $115 $145 $175 $375 $415 $455 $495 $535 $575 KEY METRICS 2022 2023 2024 Return on Average Assets 2.4% 11.0% 12.3% Return on Average Shareholder Equity 3.7% 18.1% 20.3% INCOME STATEMENT DATA Net Sales $348,589 $413,021 $437,587 Gross Profit $62,515 $103,227 $125,094 Net Income Attributable to Oil-Dri $5,674 $29,551 $39,426 BALANCE SHEET DATA Cash and Cash Equivalents $16,298 $31,754 $23,481 Total Assets $249,611 $286,235 $354,605 Notes Payable $32,798 $31,827 $50,774 Working Capital $63,596 $77,739 $80,481 PER SHARE DATA Diluted Earnings per Share - Common Stock $0.81 $4.13 $5.43 Paid Dividend per Share - Common Stock $1.08 $1.12 $1.16 Book Value per Share* $21.11 $24.81 $28.86 FINANCIAL HIGHLIGHTS Fiscal Years End July 31 Dollar Amount in Thousands (Except Per Share Data) GROSS PROFIT/TONNET SALES/TON 2022 $421 2022 $75 2023 2024 $509 2023 $127 $566 2024 $162 * Book Value per Share for fiscal years 2022, 2023, and 2024 is based on total shares outstanding at the end of the fiscal year. Previously, Book Value per Share was based on average shares outstanding during the fiscal year.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 10-K ☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended July 31, 2024 OR ☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the Transition Period from _____ to _____ Commission File Number 001-12622 OIL-DRI CORPORATION OF AMERICA (Exact name of the registrant as specified in its charter) Delaware 36-2048898 (State or other jurisdiction of incorporation or organization) (I.R.S. Employer Identification No.) 410 North Michigan Avenue, Suite 400 Chicago, Illinois 60611-4213 (Address of principal executive offices) (Zip Code) The registrant's telephone number, including area code: (312) 321-1515 Securities registered pursuant to Section 12(b) of the Act: Title of Each Class Trading Symbol(s) Name of Each Exchange on Which Registered Common Stock, par value $0.10 per share ODC New York Stock Exchange Securities registered pursuant to Section 12(g) of the Act: None Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒ Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒ Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐ Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. Large accelerated filer ☐ Smaller reporting company ☒ Accelerated filer ☒ Emerging growth company ☐ Non-accelerated filer ☐ If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. o Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒ If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐ Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive- based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐ Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒ The aggregate market value of Oil-Dri’s Common Stock owned by non-affiliates as of January 31, 2024 was $315,925,055. As of September 30, 2024, 5,134,582 shares of the registrant's Common Stock and 2,155,407 shares of the registrant's Class B Stock were outstanding. DOCUMENTS INCORPORATED BY REFERENCE Portions of the registrant’s Definitive Proxy Statement for its 2024 Annual Meeting of Stockholders (“Proxy Statement”), which will be filed with the U.S. Securities and Exchange Commission (“SEC”) not later than November 28, 2024 (120 days after the fiscal year to which this report relates), are incorporated into Part III of this Annual Report on Form 10-K where indicated. 2

CONTENTS Item Page PART I 1 Business ................................................................................................................... 5 1A. Risk Factors .............................................................................................................. 14 1B. Unresolved Staff Comments .................................................................................... 26 1C. Cybersecurity ........................................................................................................... 26 2 Properties ................................................................................................................. 28 3 Legal Proceedings .................................................................................................... 31 4 Mine Safety Disclosure ............................................................................................ 31 PART II 5 Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities ................................................................................. 33 6 [Reserved] ................................................................................................................ 33 7 Management's Discussion and Analysis of Financial Condition and Results of Operations ................................................................................................................ 34 8 Financial Statements and Supplementary Data ........................................................ 42 Management's Report on Internal Control Over Financial Reporting ..................... 71 Report of Independent Registered Public Accounting Firm, PCAOB ID: 248 ....... 72 9 Changes in and Disagreements with Accountants on Accounting and Financial Disclosure ................................................................................................................. 74 9A. Controls and Procedures .......................................................................................... 74 9B. Other Information ..................................................................................................... 74 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections ..................... 75 PART III 10 Directors, Executive Officers and Corporate Governance ....................................... 76 11 Executive Compensation .......................................................................................... 76 12 Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters ................................................................................................. 76 13 Certain Relationships and Related Transactions, and Director Independence ......... 77 3

14 Principal Accountant Fees and Services .................................................................. 77 CONTENTS (CONTINUED) Item Page PART IV 15 Exhibits and Financial Statement Schedule ............................................................. 78 Signatures ................................................................................................................. 84 Schedule II - Valuation and Qualifying Accounts ................................................... 86 FORWARD-LOOKING STATEMENTS Certain statements in this report, including, but not limited to, those under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and those statements elsewhere in this report and other documents we file with the SEC, contain forward-looking statements, within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are based on current expectations, estimates, forecasts and projections about our future performance, our business, our beliefs and our management’s assumptions. In addition, we, or others on our behalf, may make forward-looking statements in press releases or written statements, or in our communications and discussions with investors and analysts in the normal course of business through meetings, webcasts, phone calls and conference calls. Forward- looking statements can be identified by words such as “expect,” “outlook,” “forecast,” “would,” “could,” “should,” “project,” “intend,” “plan,” “continue,” “believe,” “seek,” “estimate,” “anticipate,” “may,” “assume,” "potential," “foresee,” “predict,” “possible,” “commit,” “design,” “strive,” and variations of such works and similar references to future periods. Such statements are subject to certain risks, uncertainties and assumptions that could cause actual results to differ materially, including, but not limited to, those described in Item 1A “Risk Factors” below and from time to time in our other documents we file with the SEC. Should one or more of these or other risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, intended, expected, believed, estimated, projected or planned. Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Except to the extent required by law, we do not have any intention or obligation to update publicly any forward-looking statements after the distribution of this report, whether as a result of new information, future events, changes in assumptions or otherwise. TRADEMARK NOTICE Agsorb, Ambio, Amlan, Calibrin, Cat’s Pride, Flo-Fre, Jonny Cat, KatKit, Litter Pearls, MD-09, Metal-X, Metal-Z, NeoPrime, Oil-Dri, Pel-Unite, Perform, Pro Mound, Pro's Choice Sports Field Products, Pure-Flo, Rapid Dry, Saular, Select, Sorbiam, Ultra, Ultra-Clear, Varium and Verge, as well as other registered or common law trade names, trademarks or service marks appearing in this Annual Report on Form 10-K are the property of Oil-Dri Corporation of America or of its subsidiaries. Fresh Step is a registered trademark of The Clorox Pet Products Company. 4

PART I ITEM 1 – BUSINESS OVERVIEW OF BUSINESS Except as otherwise indicated herein or as the context otherwise requires, references to “Oil-Dri,” the “Company,” “we,” “us” or “our” refer to Oil-Dri Corporation of America and its subsidiaries. Oil-Dri is a leader in developing, manufacturing and/or marketing sorbent products. Our sorbent products are principally produced from hydrated aluminosilicate minerals, primarily consisting of calcium bentonite, attapulgite and diatomaceous shale, which we refer to collectively as our “clay,” our “minerals,” or “Fuller's Earth.” We surface mine our clay on leased or owned land near our manufacturing facilities in Mississippi, Georgia, Illinois and California. We produce both absorbent and adsorbent products from our clay. Absorbents, like sponges, draw liquids up into their many pores. Examples of our absorbent clay products are Cat’s Pride and Jonny Cat branded premium cat litter, as well as other private label cat litters. Additional examples are our Oil-Dri branded floor absorbents, Amlan branded animal health and nutrition solutions for livestock, and Agsorb and Verge agricultural chemical carriers. Adsorbent products attract impurities in liquids, such as metals and surfactants, and form low-level chemical bonds. Examples of our adsorbent products include Ultra-Clear, Pure-Flo, Supreme, Perform, Select, Metal-X and Metal-Z which act as purification mediums for edible and non-edible oils. We also sell nonclay-based products, such as our Oil-Dri synthetic sorbents used for automotive, industrial and marine cleanup, silica gel- based crystal cat litter, and plastic cat litter box liners. Our principal products are described in more detail below. Oil-Dri Corporation of America was incorporated in Delaware in 1969 as the successor to an Illinois corporation incorporated in 1946 (which was the successor to a partnership that commenced business in 1941). For additional information on recent business developments including the acquisition of Ultra Pet Company Inc., see “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” in Part II, Item 7, incorporated herein by reference. PRINCIPAL PRODUCTS Agricultural and Horticultural Products We produce a wide range of granules and powders used to enhance agricultural and horticultural products. Our mineral-based absorbent products serve as carriers for biological and chemical active ingredients, drying agents, and growing media. Our brands include: Agsorb, an agricultural and horticultural carrier and drying agent; Verge, an engineered granule used as a carrier and drying agent; and Flo-Fre, a highly absorbent microgranule used as a flowability aid. Agsorb and Verge carriers are used in products that are alternatives to liquid sprays. These products are sold for lawn and garden and row crop applications. The clay granules absorb active ingredients and are then delivered directly into, or on top of the ground, providing a more precise application than liquid sprays. Verge carriers are spherical, uniform-sized granules with very low dust. Agsorb drying agent is blended into fertilizer-pesticide blends applied to absorb moisture and improve flowability. Flo-Fre microgranules are used by grain processors and other large handlers of bulk products to soak up excess moisture, which prevents caking. These products are sold primarily in the United States by our technical sales force. Animal Health and Nutrition Solutions We produce, or use contract processors to produce, Amlan brand name and private label products that support good health and productivity of species in livestock industries. For example, our products, including our Calibrin, Varium and NeoPrime products in our international markets, and Sorbiam, Ambio P and Ambio S products to customers in North America, provide a number of solutions for swine, poultry and dairy cattle livestock production. In addition, our MD-09 moisture manager product is a feed additive for the reduction of wet droppings in poultry and our Pel-Unite and Pel-Unite Plus products are specialized animal feed pellet binders. Our animal health and nutrition products are sold both directly and through a network of distributors to livestock producers, feed mill operators, nutritionists and veterinarians in the United States, Latin America, Africa, Mexico, the Middle East and Asia. The sales force for our subsidiaries located in China, Mexico and Indonesia also sells these products, as further described in Foreign Operations below. 5

Fluids Purification Products We produce an array of adsorbent products for bleaching, purification and filtration applications that are used around the world by edible oil processors, as well as by refiners of renewable diesel, jet fuel and other petroleum-based products. Bleaching clays are used by edible oil processors to adsorb soluble contaminants that promote oxidation problems. Our Pure- Flo and Perform bleaching clays remove impurities, such as trace metals, chlorophyll and color bodies, in various types of edible oils. Perform products provide increased activity for hard-to-bleach oils. Our Select adsorbents are used in a pre- treatment process to remove metals and trace soap in vegetable oil processing. Our Select adsorbents can also be used to pre- treat oil in the processing of biodiesel. Metal-X and Metal-Z are highly efficient adsorbents for the renewable diesel market. Our Ultra-Clear product is used as a purification and filtration medium for jet fuel and other petroleum-based products. These products are sold in the United States and in international markets by our team of technical sales employees, distributors and sales agents. Cat Litter Products We produce two types of mineral-based cat litter products, scoopable and coarse non-clumping litters, both of which have absorbent and odor controlling characteristics. Scoopable litters have the additional characteristic of clumping when exposed to moisture, allowing the consumer to selectively dispose of the used portion of the litter. Scoopable litter products are further differentiated between lightweight and heavyweight. Lightweight scoopable litters offer high performance with the added convenience of being lighter to carry and pour. Branded products. Our scoopable and non-clumping litters are sold under our Cat’s Pride and Jonny Cat brand names. Our Cat's Pride litters created the lightweight segment of the scoopable litter market. In fiscal year 2023, we launched Cat’s Pride Antibacterial Clumping Litter which is the first and only Environmental Protection Agency (“EPA”) approved antibacterial cat litter in the United States. In addition, we offer our non-clumping litter in a pre-packaged, disposable tray under the Cat’s Pride KatKit brand. Moreover, we offer litter box liners under the Cat's Pride and Jonny Cat product lines. These products are sold through independent food brokers and by our sales force to major grocery, drug, dollar store, mass- merchandiser, farm & fleet, and pet outlets, as well as through online retailers. Private label products. We produce private label scoopable and non-clumping cat litters. Our lightweight scoopable litters lead our private label cat litter offerings. Co-packaged products. We have a long-term supply arrangement with A&M Products Manufacturing Company, a subsidiary of The Clorox Company ("Clorox"), under which we manufacture branded non-clumping litters. Under this co- manufacturing relationship, the marketer controls all aspects of sales, marketing, and distribution, as well as the odor control formula, and we are responsible for manufacturing. Under the long-term supply agreement with Clorox we have the exclusive right to supply Clorox’s requirements for Fresh Step coarse cat litter up to certain levels. Crystal litter products. Additionally, effective May 1, 2024, as a result of the acquisition of Ultra Pet Company Inc. ("Ultra Pet") we began selling crystal cat litter made of synthetic silica-gel granules. Similar to Oil-Dri’s clay-based lightweight litter, Ultra Pet’s crystal litter products are lightweight with superior odor control. Crystals are 99.9% dust free and absorb up to 90% of their weight in liquid. The product portfolio includes brands such as Ultra, Litter Pearls, and Cat's Pride, as well as many private label offerings. These products are sold to consumers both domestically and internationally through e-commerce and brick and mortar retail stores. Industrial and Automotive Products We manufacture and/or sell products made from clay, polypropylene and recycled materials that absorb oil, acid, paint, ink, water and other liquids. These products have industrial, automotive, marine and home applications. Our clay-based sorbent products, such as Oil-Dri branded and private label floor absorbents, are used for floor maintenance in industrial applications to provide a non-slip and non-flammable surface for workers. These floor absorbents are also used in automotive repair facilities, car dealerships and other industrial applications, as well as for home use in garages and driveways. Our Oil-Dri branded polypropylene-based and recycled products are sold in various forms, such as pads, rolls, socks, booms and spill kits. Industrial and automotive sorbent products are sold through distribution networks that includes industrial, auto parts, safety, sanitary supply, chemical and paper distributors. These products are also sold through environmental service companies, mass-merchandisers, catalogs and through e-commerce. 6

Sports Products We manufacture and sell both branded and private label sports products. Pro’s Choice Sports Field Products are used on baseball, softball, football, cricket, and soccer fields. Pro’s Choice soil conditioners are used in field construction or as top dressing to improve drainage, suppress dust and improve field performance. Pro Mound packing clay is used to construct pitcher’s mounds, catcher's stations and batter’s boxes. Rapid Dry drying agent is used to wick away excess water from the infield. Sports products are used at all levels of play, including professional, college and high school and on municipal fields. These products are sold through distributors of sport turf materials as well as to sports field product users. BUSINESS SEGMENTS We have two reportable operating segments for financial reporting derived from the different characteristics of our two major customer groups: the Retail and Wholesale Products Group and the Business to Business Products Group. The Retail and Wholesale Products Group customers include mass merchandisers, the farm & fleet channel, drugstore chains, pet specialty retail outlets, dollar stores, retail grocery stores, online retailers, co-packaged products customers, distributors of industrial cleanup and automotive products, environmental service companies and users of sports field products and sports turf materials. The Business to Business Products Group customers include processors and refiners of edible oils, renewable diesel, petroleum- based oils and biodiesel fuel; manufacturers of animal feed and agricultural chemicals; and distributors of animal health and nutrition products. Certain financial information on both segments is contained in Note 3 of the Notes to the Consolidated Financial Statements and is incorporated herein by reference. FOREIGN OPERATIONS Our foreign operations located in Canada and the Netherlands are included in the Retail and Wholesale Products Group, while operations in the United Kingdom, China, Switzerland, Mexico and Indonesia are included in the Business to Business Products Group. Our wholly-owned subsidiary, Oil-Dri Canada ULC, located in Canada, is a manufacturer, distributor and marketer of branded and private label cat litter in the Canadian marketplace. Among its leading brands are Saular, Cat’s Pride and Jonny Cat. Our Canadian business also manufactures or purchases and sells industrial granule floor absorbents, synthetic polypropylene sorbent materials and agricultural chemical carriers. Our wholly-owned subsidiary, MBA Pet BV, located in the Netherlands, which was acquired on May 1, 2024 as part of the acquisition of Ultra Pet, is a distributor of silica gel-based cat litter to the Europe region. Our wholly-owned subsidiary, Oil-Dri (U.K.) Limited, located in the United Kingdom, is a manufacturer, distributor and marketer of bleaching earth, industrial floor absorbents and cat litter. These products are marketed in the United Kingdom and Western Europe. Oil-Dri (U.K.) Limited also sells synthetic polypropylene sorbent materials and plastic containment products. Our wholly-owned subsidiary, Amlan Trading (Shenzhen) Company, Ltd., located in China, is dedicated to animal health and provides natural disease management solutions for livestock. This subsidiary sells animal health and nutrition products under our Amlan brand name and under private label arrangements. Our wholly-owned subsidiary, PT Amlan Perdagangan Internasional, located in Indonesia, also distributes our animal health and nutrition products. Our wholly-owned subsidiary, Oil-Dri SARL, located in Switzerland, performs various management, customer service and administrative functions for some of the international customers of our domestic operations. Our wholly-owned subsidiary, Agromex Importaciones, S.A de C.V, located in Mexico, sells our international animal health and nutrition products. Our foreign operations are subject to the normal risks of doing business in non-U.S. countries, such as currency fluctuations, restrictions on the transfer of funds and import/export duties; however, historically our operating results have not been materially impacted by these factors. Incorporated herein by reference are Item 1A "Risk Factors," which describes other risks that could impact our foreign operations, and Note 3 of the Notes to the Consolidated Financial Statements, which contains certain financial information about our foreign operations. 7

CUSTOMERS Sales to Walmart Inc. (“Walmart”) and its affiliates accounted for approximately 20% and 19% of our total net sales for fiscal years 2024 and 2023, respectively. Sales to Walmart are comprised of a variety of products including but not limited to, multiple scoopable and coarse cat litter items and accessories. Walmart is a customer in our Retail and Wholesale Products Group with whom we have a long term relationship. There are no customers in the Business to Business Products Group with sales equal to or greater than 10% of our total sales. The degree of margin contribution of our significant customers in the Business to Business Products Group varies, with certain customers having a greater effect on our operating results. The loss of any customer other than those described in this paragraph would not be expected to have a material adverse effect on our business. COMPETITION Product performance, price, brand recognition, customer service, technical support, and distribution resources are the principal methods of competition in our markets and competition historically has been very vigorous. Advertising, promotion, merchandising and packaging also have a significant impact on retail consumer purchasing decisions, which primarily affects our Retail and Wholesale Products Group. Most of the principal competitors for our Retail and Wholesale Products Group have substantially greater financial resources or market presence than we do and have established brands. These competitors may be able to spend more aggressively on advertising and promotional activities, introduce competing products more quickly and respond more effectively to changing business and economic conditions than us. We have six principal competitors in our Retail and Wholesale Products Group, one of which is also our customer. Two of the principal competitors relate to our Industrial and Sports products while the other four relate to our cat litter products. The overall cat litter market has grown in recent years, with market share of scoopable cat litter, coarse non-clumping, and crystal litter increasing in fiscal year 2024. The overwhelming majority of all cat litter is mineral based, including both scoopable and coarse non-clumping litter. Through our acquisition of Ultra Pet, we have expanded our footprint into the silica gel-based cat litter market, which is a growing cat litter market. Cat litters based on other alternatives, such as paper and various agricultural waste products, have niche positions. Scoopable products have a majority of the cat litter market share followed by coarse non-clumping litters. There is significant competition to attract cat litter consumers across multi-outlet channels, including grocery, mass- merchandiser, dollar, pet and drug stores, as well as through online retailers. Competition for the scoopable litter market continues to be impacted by new product offerings and increased advertising and promotions by our competitors and by us. We provide our customers with product innovation, a nation-wide distribution network and strong customer service. Our exceptional sales and research and development teams, as well as our being vertically integrated, gives us a further advantage over smaller and regional manufacturers. With the acquisition of Ultra Pet and our subsequent entrance into the crystal cat litter market we continue to expand our customer offerings. We currently have nine principal competitors in our Business to Business Products Group compared to six reported in fiscal year 2023. This increase was due to a re-assessment of principal competitors, reflecting the growing areas of our business. None of these competitors were new to the market. Our bleaching clay and fluid purification products are sold in a highly cost competitive global marketplace. Performance is a primary competitive factor for these products. The animal health portion of this segment also operates in a global marketplace with price and performance competition from multi-national and local competitors. Competition for our crop protection products is primarily based on price, but competitor differentiation also exists in the ability to meet customer product specifications and enhancements in engineered granule technologies. RESEARCH AND DEVELOPMENT We develop new products and applications and improve existing products at our research and development center in Vernon Hills, Illinois. The center includes a pilot plant that simulates the production processes of our customers and our manufacturing plants. In addition, our microbiology lab is within walking distance of our existing research and development center and is dedicated primarily to the development of our animal health products. Our staff (and various consultants they engage from time to time) have experience in disciplines such as biology, microbiology, chemistry, physics, mathematics, geological and earth science, material science, geochemistry, physical catalysis, animal nutrition, and the animal sciences. In the past several years, our research efforts have resulted in a number of new sorbent products and processes. The research and development center produces prototype samples and tests new products for customer trial and evaluation. No significant research and development was customer sponsored, and all research and development costs are expensed in the period in which 8 incurred. See Note 1 of the Notes to the Consolidated Financial Statements for further information about research and development expenses. BACKLOG AND SEASONALITY As of July 31, 2024 and 2023, the value of our backlog of orders were approximately $1.8 million and $3.6 million respectively. Certain customers place orders for a full year of orders with future requested ship dates. Accordingly, we define backlog as purchase orders that we have received from customers and that we have accepted, but that have not shipped by the customers’ requested ship dates. This value was determined by the number of tons on backlog order and the net selling prices. We have continued to monitor and maintain backlog at low and healthy levels reflecting mostly customer pick up delays and typical rollover orders. We consider our business, taken as a whole, to be moderately seasonal; however, business activities of certain customers (such as agricultural chemical manufacturers and edible oil producers) are subject to such seasonal factors as crop acreage planted, product formulation cycles and weather conditions. EFFECTS OF INFLATION Inflation generally affects us by increasing the cost of employee wages and benefits, transportation, processing equipment, purchased raw materials and packaging, energy and borrowings under our credit facility. See Item 7 “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for further discussion of these costs. RESOURCES Patents We have obtained or applied for patents for certain of our processes and products sold to customers in both the Retail and Wholesale Products Group and the Business to Business Products Group. U.S. patents are currently granted for a term of 20 years from the date the patent application is filed and durations of patents issued outside of the United States vary from country to country. Our patents, particularly our U.S. patents, are highly important to our business and we assert our patent rights and vigorously protect our patents from apparent infringement where appropriate, although no single patent is considered material to the business as a whole. The risks associated with our patents (and intellectual property, generally), are discussed in Item 1A "Risk Factors." Reserves We mine our clay on leased or owned land near our manufacturing facilities in Mississippi, Georgia, Illinois and California and we also have reserves in Nevada and Tennessee. We estimate that our proven mineral reserves as of July 31, 2024 were approximately 91.8 million tons in aggregate and our probable mineral reserves were approximately 132.5 million tons in aggregate, for a total of 224.3 million tons of mineral reserves. Based on our rate of consumption during fiscal year 2024, and without regard to any of our reserves in Nevada or Tennessee, we consider our proven and probable reserves adequate to supply our needs for over forty years. Although we consider these reserves to be extremely valuable to our business, only a small portion of the reserves, those which were acquired in acquisitions, are reflected at cost on our balance sheet. It is our policy to attempt to maintain a minimum of forty years of proven and probable reserves of each type of clay at each location. We have an ongoing program of exploration for additional reserves but we cannot assure that additional reserves will continue to become available. Our use of these reserves, and our ability to explore for additional reserves, are subject to compliance with existing and future federal and state statutes and regulations regarding mining and environmental compliance. During fiscal year 2024, we utilized these reserves to produce substantially all of the sorbent products that we sold. Proven reserves are those reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from results of detailed sampling, and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well established. Probable reserves are computed from information similar to that used for proven reserves, but the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation. We use certified professional geologists and mineral specialists who estimate and evaluate existing and potential reserves in terms of quality, quantity and availability. 9

Mining Operations

We have continuously conducted mining operations in Ripley, Mississippi since 1963, in Ochlocknee, Georgia since 1968, in Blue Mountain, Mississippi since 1989, in Mounds, Illinois since 1998 and in Taft, California since 2002. Our clay is surface mined on a year-round basis, using large earth moving scrapers, bulldozers, or excavators and off-road trucks to strip off overburden (non-usable material atop desired clay). The desired clay is then loaded into dump trucks and transported to the processing facilities. The stripping, mining and hauling of our clay is performed in-house as well as by independent contractors. Our current operating mines range in distance from immediately adjacent to approximately eleven miles from the related processing plants. Processing facilities are generally accessed from the mining areas by private and public roads and in some instances by public highways. Each of our processing facilities maintains inventories of unprocessed clay of approximately one week of production requirements. All key permits have either been obtained by us, or approval is expected to be received in the normal course of business. See Item 2 "Properties" below for additional information regarding our mining properties and operations.

The following schedule summarizes the net book value of land and other plant and equipment for each of our manufacturing facilities as of July 31, 2024 (in thousands). Of the mining assets, $0.9 million relates to mineral rights. Mineral rights as of July 31, 2024 were $0.4 million and $0.5 million for our properties in Illinois and California, respectively.

	Land	Mining Assets, Net	Plant and Equipment, Net
Ochlocknee, Georgia	$ 8,183	$ 4,240	$ 46,709
Ripley, Mississippi	$ 1,855	$ 899	$ 19,987
Mounds, Illinois	$ 321	$ 1,021	$ 15,130
Blue Mountain, Mississippi	$ 875	$ 63	$ 11,540
Taft, California	$ 384	$ 894	$ 13,901

Energy

We primarily use natural gas in the processing kilns to dry our clay products. We monitor gas market trends and we may contract for a portion of our anticipated fuel needs using forward purchase contracts to mitigate the volatility of our kiln fuel prices. During fiscal years 2024 and 2023, we purchased several forward fuel contracts in Georgia and California which will cover a portion of our needs through fiscal year 2026.

HUMAN CAPITAL MANAGEMENT

Overview

As part of our efforts to drive continued growth and increased profitability, we are keenly focused on building an organization that attracts and retains top talent and develops the skills necessary to drive differentiation for our business. As of July 31, 2024, we had approximately 949 employees globally, who we refer to as our teammates, of which 892 are based in the U.S and 57 are located internationally. We believe our corporate offices, research and development center and manufacturing facilities are currently adequately staffed but there is no guarantee that this will always be possible. Approximately 58 of our teammates in the U.S. and approximately 15 of our teammates in Canada are represented by labor unions, with whom we have entered into separate collective bargaining agreements. We consider our employee relations to be satisfactory.

Culture

Oil-Dri's culture and values, along with its teammates, are our most valuable assets. We take pride in building a culture that emphasizes high moral and ethical values and conducts business with honesty, integrity and a passion for excellence. Our approach is centered on collaboration, communication, and transparency, and we believe in the value of an open and accessible corporate structure. We expect all our teammates to conduct business in an ethical and fair manner using our "WE CARE" values framework.

Oil-Dri's culture and the objectives that we focus on in managing our business are based on our "WE CARE" values. "WE CARE" is an acronym for remembering our core values, which is the moral standard that we endeavor to apply to our teammates, customers, vendors, and other stakeholders. We continuously work to reinforce these values through leading by

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example, training, and rewarding positive behaviors. We use “WE CARE” values as a moral compass to constantly strive for continuous improvement. These values are embedded into everything we do and are reflected in our Code of Ethics and Business Conduct, formal policies and procedures, continuous training including training on workplace harassment, and a strong governance structure. Our "WE CARE" values are also the basis of our formal teammate recognition process. Our Code of Ethics and Business Conduct details how we act in accordance with these fundamental standards. The first “E” in "WE CARE" represents Ethics. Oil-Dri’s ethical culture is one of our greatest strengths and areas of emphasis by our Board of Directors and management team. Our CEO is asked to speak on this topic at local business schools, including the Kellogg School of Management at Northwestern and Marquette University. Our CEO’s continued messaging to all Oil-Dri teammates about the importance of our ethical culture helps maintain a strong tone at the top for our entire organization. We have codified our compliance and ethics requirements through our Code of Ethics and Business Conduct, the Human Rights Policy, Supplier Code of Conduct and Whistleblower Response Policy. Under the direction of the Compliance Director, the Company’s compliance program ensures adherence to the highest ethical standards and regulatory requirements, including but not limited to the Foreign Corrupt Practices Act (FCPA), the Company’s Code of Ethics and Business Conduct, Whistleblower Protection, and other applicable public company standards. As part of the focus on addressing potential risks and ensuring a global understanding of the various applicable policies and requirements, we have also translated our Code of Ethics and Business Conduct and our Supplier Code of Conduct into French, Mandarin and Spanish. Our Board of Directors also annually attests to Oil-Dri’s Code of Ethics and Business Conduct. The Compliance Director also conducts a thorough Third-Party Due Diligence process for new third-parties that includes the use of compliance software. In addition, our distributor and agent agreements include a mandatory anti-corruption regulatory compliance section. Oil-Dri has strong policies and procedures in place for anti-corruption and conflicts of interest. This includes training and attestation requirements where appropriate. Oil-Dri is committed to whistleblower protection and uses a third-party anonymous hotline available on our website, where teammates or third parties across the globe can reach out via phone or internet with any concerns they may have and be ensured of anonymity in reporting if they so desire. The Company has documented and implemented procedures to ensure the protection of whistleblowers' employment status as well as protection from harassment in the workplace. Our anti-corruption training emphasizes the necessity of whistleblower procedures, protection, and zero tolerance for retaliation. This training is given within the first few months of hire to new teammates with sales and/or leadership roles that interact with customers and/or teammates outside the U.S. Additionally, anti-corruption training is repeated annually at our Global Sales Meeting for all attending teammates; including sales teams across the globe as well as all Oil-Dri leadership personnel and other teammates in roles that support sales. 11

As individual hotline cases are investigated, the Company's Compliance Director works with Human Resources and any other teammates involved in the investigation to ensure confidentiality is maintained and whistleblowers are protected; our compliance training emphasizes that this is not only required by law, but clearly fits with our "WE CARE" values. All cases are investigated to conclusion, with follow up provided, where possible, on an anonymous basis back to the whistleblower through the anonymous third-party hotline. Diversity, Equity and Inclusion "WE CARE" for all. Our strength as a company comes from leveraging the uniqueness of all teammates and those in our communities. We strive to promote a diverse and inclusive workforce for all.  We are committed to fostering a safe, collaborative, supporting and respectful environment that values diverse perspectives, mitigates unconscious bias and enables a culture where teammates can bring their authentic self to work. We believe that Oil-Dri’s success is enhanced by endeavoring to attract and retain a workforce that reflects the diversity of the communities and countries in which we live and work. We embrace all people, regardless of race, sex, gender identity, age, religion, nationality, physical ability or sexual orientation. We are committed to cultivating and preserving a culture of inclusion. That is why we created a Diversity, Equity and Inclusion ("DEI") team to help us live up to our "WE CARE" core values. This team represents a diverse group of colleagues across locations, functions and communities who are the Company’s champions for our diversity, equity, and inclusion initiatives. The DEI team strives to bring awareness and understanding of human diversity as a corporate imperative by engaging teammates in pertinent conversation, training, and education through a variety of ongoing initiatives. Compensation We believe our success largely depends upon our continued ability to attract and retain highly skilled teammates. We have demonstrated a history of investing in our teammates by providing market competitive salaries and bonuses at all levels of the Company that are consistent with similar roles, skill levels, experience, knowledge and geographic locations where we operate. Our executive compensation programs include a deferred compensation plan and executive deferred bonuses, as well as opportunities for equity ownership through our restricted stock program under our long-term incentive plan. We believe this aligns the interests of our executives with those of our shareholders. We also provide access to training and development and an attractive employment package that promotes well-being, including health care, retirement plans, and paid time off. In the U.S., we support our teammates’ desire to save for retirement by providing a 401(k) savings plan in which we contribute 100% of every employee dollar contributed, up to six percent (6%) of earnings and for which employees are fully vested after two (2) years of employment. Outside of the U.S., employees are eligible for a variety of supplemental benefits based on local market practices. The competitive compensation and benefit package have been key to the strong retention of our employees. Teammate Health and Wellness The success of our business is fundamentally connected to the well-being of our teammates. As such, the health and wellness of our teammates is a top priority. We offer robust and generous benefit programs to those who qualify, which include, but are not limited to, health, prescription drug, dental, life insurance and disability insurance. We also offer wellness programs to those who qualify, to help our teammates live healthy lives. Smoking cessation programs are offered to teammates at no cost. We also offer gym and weight loss reimbursement in order to encourage a healthy lifestyle. Our employee assistance program provides face-to-face, telephonic and online counseling services for a variety of potential needs that our teammates may have. Our commitment to the wellness of our teammates is further evidenced by our paid time off and sick days program, which are part of the work/life balance component of our "WE CARE" values framework. Workplace Flexibility During fiscal year 2024, Oil-Dri continued a hybrid work environment for non-manufacturing teammates with the option for some positions to be 100% remote. Oil-Dri offers a wide range of employment opportunities including full and part- time positions which support our Work/Life Balance values. By providing these flexible work options, among other initiatives, we are able to attract and retain diverse talent throughout the Company. 12

Continuous Teammate Development We encourage our teammates to reach their potential with continuous learning and improvement. All teammates have access to our online training and development library for on-demand courses, webinars, books and podcasts. Teammates may attend conferences and programs and/or obtain certifications that relate to their positions at no cost. For teammates looking to further their education, we offer varying levels of tuition reimbursement programs after one year of employment. This is designed to provide financial support to help teammates reach their educational goals, while also providing a way to support academic activities that directly relate to the organization’s identified knowledge, skills, and behaviors which support the mission, vision, and values of the Company. Teammate Engagement Oil-Dri maintains an open-door policy that encourages conversations between teammates at all levels. Communication goes both ways - ideas are shared and feedback is encouraged. We engage with teammates on a regular basis through newsletters, townhalls, video announcements, meetings, and new hire luncheons with our CEO. On occasion, anonymous online surveys are issued to solicit feedback on various work-related topics. We come together to celebrate work anniversaries, birthdays, retirements and other special occasions. Safety We believe that safety must be the first and foremost consideration in the decisions made by and on behalf of the Company. We believe safety is everyone’s responsibility - from senior management to frontline workers. As part of our company-wide safety policies, it is expected that all teammates identify safety risks and take action by implementing interim controls, ensuring that controls are maintained, and recommending permanent solutions. Additionally, as part of our annual budget and capital planning process, our businesses identify additional safety investments required for training, education, equipment, and processes. We are committed to operating in a manner that protects the health and safety of our workforce and our communities and ensures decisions are consistent with a long-term view of sustainability and stewardship. Through our corporate safety department, we implemented a safety auditing program for adherence to local, state and federal safety standards and regulations including those of the Mine Safety and Health Administration ("MSHA") and the Occupational Safety and Health Administration ("OSHA"). These audits are conducted annually for global operations by third- party consultants enforcing a rigorous assessment of regulatory standards, internal procedures and program performance. Audit assessments and inspections are scored and are currently indicating high levels of compliance in our operations. The auditing program confirms the Company’s commitment to best management practices and principles. We continually increase the rigor and level of scrutiny to drive continuous improvement in our operations. GOVERNMENT AND ENVIRONMENTAL REGULATION AND COMPLIANCE We are subject to a variety of federal, state, local and foreign laws and regulatory requirements relating to the environment and to health and safety matters. In particular, our mining and manufacturing operations and facilities in Georgia, Mississippi, California and Illinois are required to comply with state surface mining and environmental protection statutes as well as the workplace safety requirements of the MSHA. These domestic locations and our Canadian operations are subject to various federal, state, provincial and local statutes, regulations, ordinances, building codes, and permitting and licensing requirements which govern the discharge, storage and disposal of materials, water and waste into the environment, maintenance of our locations or otherwise regulate our operations. In recent years, regulation and enforcement have grown increasingly stringent, a trend that we expect will continue. We endeavor to be in compliance at all times and in all material respects with all applicable environmental, health and safety controls and regulations. As a result, compliance with the various statutes, regulations, ordinances, codes, and other requirements have required continuing management efforts and the expenditures relating to such compliance have varied over the years; however, these expenditures have not had a material adverse effect on our capital expenditures, earnings, or competitive position. As part of our ongoing environmental compliance activities, we incur expenses in connection with reclaiming mining sites. Historically, reclamation expenses have not had a material effect on our cost of goods sold. In addition to the environmental, health and safety requirements related to our mining and manufacturing operations and facilities, there has been increased federal, state and international regulation with respect to the content, labeling, use, packaging, registration, trade compliance, advertising, and disposal of products that we sell. For example, in the United States, some of our operations, products, product claims, labeling and advertising are regulated by the Food and Drug Administration ("FDA"), the Consumer Product Safety Commission ("CPSC"), OSHA, MSHA, EPA and the Federal Trade Commission 13

("FTC"). Most states have agencies that regulate in parallel to these federal agencies. In addition, our international sales and operations are subject to regulation in each of the foreign jurisdictions in which we manufacture, distribute or sell our products. There is increasing federal and state regulation with respect to the content, labeling, use, and disposal after use of various products we sell. Throughout the world, but particularly in the United States and Europe, there is also increasing government scrutiny and regulation of the food chain and products entering or affecting the food chain. We endeavor to be in compliance at all times and in all material respects with those regulations and to assist our customers in that compliance. We cannot assure that, despite all commercially reasonable efforts, we will always be in compliance in all material respects with all applicable environmental laws and requirements nor can we assure that from time to time enforcement of such requirements will not have a material adverse effect on our business. The imposition of more stringent standards or requirements under such regulations could result in increased expenditures. Additionally, we could be required to alter our operations in order to comply with any new standards or requirements under environmental laws or regulations. See Item 1A “Risk Factors - Risks Related to Regulatory Compliance” below for a discussion of the impact of government regulations on our business and other risks to our business. AVAILABLE INFORMATION This Annual Report on Form 10-K, as well as our Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and any amendments to all of the foregoing reports, are made available free of charge on or through the “Investors” section of our website at www.oildri.com as soon as reasonably practicable after such reports are electronically filed with or furnished to the SEC. Information related to corporate governance at Oil-Dri, including its Code of Ethics and Business Conduct, information concerning executive officers, directors and Board committees, and transactions in Oil-Dri securities by directors and executive officers, is available free of charge on or through the “Investors” section of our website at www.oildri.com. The information on our website in not included as a part of, nor incorporated by reference into, this Annual Report on Form 10-K. ITEM 1A – RISK FACTORS We seek to identify, manage and mitigate risks to our business, but risk and uncertainty cannot be eliminated or necessarily predicted. You should consider the following factors carefully, in addition to other information contained in this Annual Report on Form 10-K, before making an investment decision with respect to our securities. The risks described below are not the only risks we face. Our business operations could also be affected by additional factors that are not presently known to us or that we currently consider to be immaterial in our operations. Risks Related to Our Business Our future growth and financial performance are meaningfully impacted by successful new product introductions. A significant portion of our net sales comes from the sale of products in mature categories, some of which have, at times, experienced little or no volume growth or have had volume declines in recent fiscal years. A significant part of our future growth and financial performance will require that we successfully introduce new products or extend existing product offerings to meet emerging customer needs, technological trends and product market opportunities. We cannot be certain that we will achieve these goals. The development and introduction of new products generally require substantial and effective research, development and marketing expenditures, some or all of which may be unrecoverable if the new products do not gain market acceptance. New product development itself is inherently risky, as research failures, competitive barriers arising out of the contractual and intellectual property rights of others, launch and production difficulties, customer rejection and unexpectedly short product life cycles as well as other factors and events beyond our control may occur even after substantial effort and expense on our part. We may, at times, experience limitations on our ability to conduct plant tests with customers, which may impact our sales. Further, new product lines acquired as a result of business combinations may not produce the boost in profitability we initially expected. Even in the case of a successful launch of a new product, the ultimate benefit we realize may be uncertain if the new product “cannibalizes” sales of our existing products beyond expected levels. See “Government regulation imposes significant costs on us, and future regulatory changes (or related customer responses to regulatory changes) could increase those costs or limit our ability to produce and sell our products” for a discussion of additional risks associated with new product development and launches. 14

We face intense competition in our markets. Our markets are highly competitive and we expect that both direct and indirect competition will increase in the future. Our overall competitive position depends on a number of factors including price, customer service, marketing, advertising and trade spending, technical support, product quality and delivery. Some of our competitors, particularly in the sale of cat litter (the largest product in our Retail and Wholesale Products Group), have substantially greater financial resources and market presence with established brands. We also face competition for some of our products from alternative products that we offer. The competition in the future may, in some cases, lead to price reductions, increased promotional spending, or loss of market share or product distribution, any of which could materially and adversely affect our operating results and financial condition. Our periodic results may be volatile. Our operating results have varied on a quarterly basis during our operating history and are likely to fluctuate significantly in the future. Our expense levels are based, in part, on our expectations regarding future net sales, and many of our expenses are fixed, particularly in the short term. We may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall. Any significant shortfall of net sales in relation to our expectations could negatively affect our quarterly operating results. Our operating results may be below the expectations of our investors as a result of a variety of factors, many of which are outside our control. The Company has experienced growth in recent periods, which may not be sustainable or indicative of future growth. Factors that may affect our quarterly operating results include but are not limited to: • fluctuating demand for our products and services; • size and timing of sales of our products and services; • the mix of products with varying profitability sold in a given quarter; • our ability to anticipate and adapt to rapidly changing conditions; • our ability to successfully implement price increases and surcharges, particularly in a timely manner that corresponds with cost increases, as well as other changes in our pricing policies; • variations in purchasing patterns by our customers, including due to weather conditions, inventory planning, or other factors outside of our control; • the ability of major customers and other debtors to meet their obligations to us as they come due; • the incurrence of restructuring, impairment or other charges; and • general economic conditions and specific economic conditions in our industry and the industries of our customers. To the extent these factors slow or change, consumer demand for our products may not be sustained or may reverse, and our results could be adversely affected. Accordingly, we believe that quarter-to-quarter comparisons of our operating results are not necessarily meaningful. Investors should not rely on the results of one quarter as an indication of our future performance. Uncertainties in economic conditions and their impact on consumer spending patterns could adversely impact our business, financial condition, and results of operations. The United States has from time to time experienced challenging economic conditions and the global financial markets have recently undergone and may continue to experience significant volatility and disruption. Our business, financial condition and results of operations may be materially adversely affected by changes in consumer confidence, levels of unemployment, inflation, interest rates, tax rates and general uncertainty regarding the overall future economic environment. The keeping of pets and the purchase of pet-related products may constitute discretionary spending for some consumers and any material decline in the amount of consumer discretionary spending may reduce overall levels of pet ownership or spending on pets. As a result, a recession or slowdown in the economy may cause a decline in demand for our products. If economic conditions result in decreased spending on pets and have a negative impact on our retail customers and suppliers, our business, financial condition and results of operations may be materially adversely affected. 15

Acquisitions involve a number of risks, any of which could cause us not to realize the anticipated benefits. As part of our business strategy we have recently completed the Ultra Pet acquisition and intend, from time to time, to strategically explore potential additional opportunities to expand our operations and reserves through acquisitions. Identification of good acquisition candidates is difficult and highly competitive. If we are unable to identify attractive acquisition candidates, complete acquisitions, and successfully integrate the companies, businesses or properties that we acquire, our profitability may decline and we could experience a material adverse effect on our business, financial condition, or operating results. Acquisitions involve a number of inherent risks, including but not limited to: • uncertainties in assessing the value, strengths, and potential profitability of acquisition candidates, and in identifying the extent of all weaknesses, risks, contingent and other liabilities (including environmental, legacy product or mining safety liabilities) of those candidates; • the potential loss of key customers, suppliers, management and employees of an acquired business; • the ability to achieve identified operating and financial synergies anticipated to result from an acquisition; • the diversion of management's attention from other business concerns; • the incurrence of other significant charges, such as impairment of goodwill or other intangible assets, asset devaluation or restructuring charges; • unforeseen difficulties encountered in operating in new geographic areas or other new markets; • problems that could arise from the integration of the acquired business, its management or other unanticipated problems or liabilities; • unanticipated changes in business, industry or general economic conditions that affect the assumptions underlying our rationale for pursuing the acquisition; and • significant cash outflows or additional indebtedness required to complete acquisitions, which could raise liquidity concerns. Any one or more of these factors could cause us not to realize the benefits we anticipate to result from an acquisition. Moreover, acquisition opportunities we pursue could materially affect our liquidity and capital resources and may require us to use a significant portion of our available cash, incur indebtedness, seek equity capital or a combination of these options and there can be no assurances that we can obtain indebtedness or equity capital on terms acceptable to the Company. Using available cash and incurring indebtedness would result in a corresponding decrease in our liquidity. Increased borrowings would correspondingly increase the Company's financial leverage and could result in lower credit ratings and increased future borrowing costs. These risks could also reduce the Company's flexibility to respond to changes in its industry or in general economic conditions. In addition, future acquisitions could result in our assuming more long-term liabilities relative to the value of the acquired assets than we have assumed in our previous acquisitions. We depend on a limited number of customers for a large portion of our net sales. A limited number of customers account for a large percentage of our net sales, as described in Item 1 “Business” above. The loss of, or a substantial decrease in the volume of, purchases by Walmart, or any of our other top customers could harm our sales and profitability. In addition, an adverse change in the terms of our dealings with, or in the financial wherewithal or viability of, one or more of our significant customers could harm our business, financial condition and results of operations. We expect that a significant portion of our net sales will continue to be derived from a small number of customers and that the percentage of net sales represented by these customers may increase. As a result, changes in the strategies of our largest customers may reduce our net sales. These strategic changes may include a reduction in the number of brands or variety of products they carry or a shift of shelf space to private label products or increased use of global or centralized procurement initiatives. In addition, our business is based primarily upon individual sales orders placed by customers rather than contracts with a fixed duration. Accordingly, most of our customers could reduce their purchasing levels or cease buying products from us on relatively short notice. While we do have long-term contracts with certain of our customers, even these agreements are subject to termination in certain circumstances. In addition, the degree of profit margin contribution of our significant customers varies. If a significant customer with a more favorable profit margin was to terminate its relationship with us or shift its mix of product purchases to lower-margin products, it would have a disproportionately adverse impact on our results of operations. Price or trade concessions, or the failure to make them to retain customers, could adversely affect our sales and profitability. The products we sell are subject to significant price competition and the price may fluctuate for a variety of reasons. From time to time, we may need to reduce the prices for some of our products to respond to competitive and customer pressures and to maintain market share. These pressures are often exacerbated during an economic downturn. Additionally, we have, from time to time, experienced customer-driven price deductions on our products as a result of delayed shipments of products. 16

Any reduction in prices to respond to these pressures would reduce our profit margins. In addition, if our sales volumes fail to grow sufficiently to offset any reduction in margins, our results of operations would suffer. Because of the competitive environment facing many of our customers, particularly our high-volume mass merchandiser customers, these customers have increasingly sought to obtain price reductions, deductions, specialized packaging or other concessions from product suppliers. These business demands may relate to inventory practices, logistics or other aspects of the customer-supplier relationship. To the extent we provide these concessions, our profit margins are reduced. Further, if we are unable to maintain terms that are acceptable to our customers, these customers could reduce purchases of our products and increase purchases of products from our competitors, which would harm our sales and profitability. Increases in energy, commodity, transportation, labor and other costs would increase our operating costs, and we may be unable to pass all these increases on to our customers in the form of higher prices and surcharges. If our energy, commodity, transportation, labor and/or other costs increase disproportionately to our net sales, our earnings could be significantly reduced. Increases in our operating costs may reduce our profitability if we are unable to pass them on to our customers through price increases or surcharges. Sustained price increases, surcharges or price inflation (or inflation pressure generally), in turn, may lead to declines in volume, and while we seek to project tradeoffs between price increases, surcharges and inflation, on the one hand, and volume, on the other, there can be no assurance that our projections will prove to be accurate. We are subject to volatility in the price and availability of natural gas, as well as other sources of energy. Such volatility could be intensified by geopolitical tensions, including war and terrorism, as well as other disruptions and market reactions to such events. In fiscal year 2024 and 2023 we purchased several forward fuel contracts to cover a portion of our fuel needs in Georgia and California and from time to time, we may use additional forward purchase contracts or financial instruments to moderate the volatility of a portion of our energy costs. The success or failure of any such transactions depends on a number of factors, including our ability to anticipate and manage volatility in energy prices, the general demand for fuel by the manufacturing sector, seasonality and the weather patterns throughout the United States and the world. The prices of other commodities such as paper, plastic resins, synthetic rubber, lumber, and steel significantly influence the costs of packaging, replacement parts and equipment we use in the manufacture of our products and the maintenance of our facilities. Prices of other non-commodity materials purchased also influence our costs of goods sold. Increasingly competitive labor markets, changes in the availability of our workers, and labor shortages in our supply chain, could result in increased costs, such as increased wage rates to attract and retain employees, and could negatively affect our ability to efficiently operate our facilities and overall business. Fluctuations in the availability of transportation options within the United States and internationally, including trucking and ocean freight, could increase costs. These could be exacerbated by volatile oil and gas markets as well as other global factors which could impact both the availability and cost of transportation. Additionally, issues in transportation could result in delayed customer shipments and increased customer deductions for late shipments, ultimately impacting our profitability. To the extent that we experience increased costs in any of these areas, we may increase our prices, pass the increases along to customers, or otherwise take actions to offset the impact. However, competitive pressures and other factors may limit our ability to quickly raise prices in response to increased costs. Accordingly, we may not be able to timely offset increased costs fully or at all, and there can be no assurances that increasing prices will fully mitigate the impact of these increases, which could adversely impact our results. Our business could be negatively affected by supply, capacity, labor, information technology, logistics and other disruptions or the costs incurred to avoid these disruptions. Supply, capacity, information technology and logistics disruptions (which may be caused by a variety of factors, including public health crises such as outbreaks of diseases or illnesses, weather conditions, governmental controls, tariffs, national emergencies, natural or man-made disasters, other force majeure events, abrupt political change or other political, civil or social unrest or instability, mass or other physical violence (or threats thereof), including terrorist activity and armed conflict, or other similar events) or our failure to mitigate such disruptions could adversely affect our ability to manufacture, package or transport our products or require additional resources to maintain or restore our supply chain. Some of our products require raw materials and/or packaging that are provided by a limited number of suppliers and/or service providers, are demanded by other industries or are simply not available at times. The loss of any of these suppliers and/or service providers, or problems or delays 17 experienced by these suppliers and/or service providers as a result of labor shortages or other events could lead to shortages in our production capacity, which could impact our ability to meet customer demand. In addition, as we grow or experience increased customer demand, our existing suppliers and/or service providers may not be able to meet our increasing demand, and we may need to find additional suppliers and/or service providers. We may not be able to secure suppliers and/or service providers who provide materials at, or services to, the specification, quantity and quality levels that we demand (or at all) or be able to negotiate acceptable fees and terms of services with any such suppliers and/or service providers. Additionally, such disruptions have resulted in challenges in addressing our backlogs and further backlog could develop in the event of continued disruptions. Disruptions arising from the foregoing or other events could adversely impact our results. Further, some of our products are manufactured on equipment at or near its capacity thus limiting our ability to sell additional volumes of such products until more capacity is obtained. As with all manufacturing facilities, equipment and infrastructure age and become subject to increasing maintenance and repair costs which may be significant. We have experienced increased costs and shortages in repair parts. Our ability to procure components to repair equipment essential for our manufacturing processes could be negatively impacted by various restrictions or disruptions in supply chains. See “Increases in energy, commodity, transportation, labor and other costs would increase our operating costs, and we may be unable to pass all these increases on to our customers in the form of higher prices and surcharges” for additional risks related to increased transportation costs and logistics disruptions. We depend on our mining operations for a majority of our supply of sorbent minerals. Most of our principal raw materials are sorbent minerals mined by us or independent contractors on land that we own or lease. While our mining operations are conducted in surface mines, which do not present many of the risks associated with deep underground mining, our mining operations are nevertheless subject to many conditions beyond our control. Our mining operations are affected by weather events and natural disasters, power outages, equipment failures and other unexpected maintenance problems, variations in the amount of rock and soil overlying our reserves, variations in geological conditions, fires and other accidents, fluctuations in the price or availability of supplies, landowner disputes, permit requirements and other matters. Any of these risks could result in significant damage to our mining properties or processing facilities, personal injury to our employees, environmental damage, delays in mining or processing, losses or possible legal liability. We cannot predict whether or the extent to which we will suffer the impact of these and other conditions in the future. Additionally, we are impacted by the clay quality in our mines. Although we use drilling and surveying to assess the expected composition of our clay, we cannot always predict with certainty the clay quality. Poor quality or unexpected differences in our clay composition could increase our processing costs, reduce production, or impact product performance. We may not be successful in acquiring adequate additional reserves in the future. We have an ongoing program of exploration for additional reserves on existing properties as well as through the potential acquisition of new owned or leased properties; however, there can be no assurance that our attempts to acquire additional reserves in the future will be successful. Our ability to acquire additional reserves in the future could be limited by competition by others to be used either for mining or other uses, the lack of suitable properties that can be acquired on terms acceptable to us or restrictions under our existing or future debt facilities. We may not be able to negotiate new leases or obtain mining contracts for properties containing additional reserves or renew our leasehold interests in properties on which operations are not commenced during the term of the lease. Also, requirements for environmental or other regulatory compliance may restrict exploration or use of lands that might otherwise be utilized as a source of reserves. Failure to effectively utilize or successfully assert intellectual property rights, and the loss or expiration of such rights, could materially adversely affect our competitiveness. Infringement of third-party intellectual property rights could result in costly litigation and/or the modification or discontinuance of our products. We rely on intellectual property rights based on trademark, trade secret, patent and copyright laws to protect our brands, products and packaging for our products. We cannot be certain that these intellectual property rights will be maximized or that they can be successfully asserted. There is a risk that we will not be able to obtain and perfect our own intellectual property rights or, where appropriate, license intellectual property rights necessary to support new product introductions. We cannot be certain that these rights, if obtained, will not later be invalidated, circumvented or challenged, and we could incur significant costs in connection with legal actions to assert our intellectual property rights or to defend those rights from assertions of invalidity. In addition, even if such rights are obtained in the United States or in other countries, the laws of some of the other countries in which our products are or may be sold may not protect intellectual property rights to the same extent as the laws of the United States. If other parties infringe our intellectual property rights, they may dilute the value of our brands in 18 the marketplace, which could diminish the value that consumers associate with our brands and harm our sales. Accordingly, we have taken and may need to continue to take legal action in the future to protect our patents, trade secrets or know-how or to assert them against claimed infringement by others. Any legal action of that type could be costly and time consuming and no assurances can be made that any lawsuit will be successful. The failure to perfect or successfully assert our intellectual property rights could make us less competitive and could have a material adverse effect on our business, operating results, and financial condition. In addition, if our products are found to infringe intellectual property rights of others, the owners of those rights could bring legal actions against us claiming substantial damages for past infringement and seeking to enjoin manufacturing and marketing of the affected products. If these legal actions are successful, in addition to any potential liability for damages from past infringement, we could be required to obtain a license in order to continue to manufacture or market the affected products, potentially adding significant costs. Similarly, we have asserted that products sold by our competitors infringe patents owned or licensed by us. We may not prevail in any action brought against us or we may be unsuccessful in securing any license for continued use and therefore have to discontinue the marketing and sale of a product. This could make us less competitive and could have a material adverse impact on our business, operating results and financial condition. The loss of any key member of our senior management team and other key personnel may impede the implementation of our business plans in a timely manner. The execution of our business plans depends in part upon the continued service of our senior management team and other key personnel, who possess unique and extensive industry knowledge and experience. Competition for management and key personnel is intense, and the pool of qualified candidates is limited. The loss or other unavailability of one or more of the key members of our senior management team or other key personnel could adversely impact our ability to manage our operations effectively, pursue our business strategy and/or lead to higher labor costs or the use of less-qualified personnel. Our operations also rely on skilled laborers using modern techniques and equipment to mine efficiently. We may be unable to train or attract the necessary number of skilled laborers to maintain our operating costs. No Company-owned life insurance coverage has been obtained on current team members. Risks Related to Regulatory Compliance Environmental, health and safety matters create potential compliance and other liability risks. We are subject to a variety of federal, state, local and foreign laws and regulatory requirements relating to the environment and to health and safety matters. For example, our mining operations are subject to extensive governmental regulation on matters such as permitting and licensing requirements, workplace safety, plant and wildlife protection, wetlands and other environmental protection, reclamation and restoration of mining properties after mining is completed, the discharge, storage and disposal of materials in the environment, and the effects that mining has on air or groundwater quality and water availability. These laws and regulations have had, and will continue to have, a significant effect on our business. We believe we have obtained all material permits and licenses required to conduct our present operations. However, we will need additional permits and renewals of permits in the future. The expense, liabilities and requirements associated with environmental, health and safety laws and regulations are costly and time-consuming and may delay commencement or continuation of exploration, mining or manufacturing operations. We have incurred, and will continue to incur, significant capital and operating expenditures and other costs, along with management focus and efforts, in complying with environmental, health and safety laws and regulations. Environmental requirements and the interpretation and enforcement of these requirements, change frequently and, in recent years, there has been an increase in regulation and enforcement of environmental, health and safety matters, a trend that we expect will continue. Substantial penalties and other costs may be imposed if we violate certain of these laws and regulations even if the violation was inadvertent or unintentional. Failure to maintain or achieve compliance with these laws and regulations or with the permits required for our operations could result in substantial operating costs and capital expenditures, in addition to fines and administrative, civil or criminal sanctions, third-party claims for property damage or personal injury, cleanup and site restoration costs, site modification (such as the modification to address capacity issues at our sole landfill located in Ochlocknee, Georgia), and liens, the issuance of injunctions to limit or cease operations, the suspension or revocation of permits and other enforcement measures that could have the effect of limiting our operations or otherwise requiring a change to our operations. Under the “joint and several” liability principle of certain environmental laws, we may be held liable for all remediation costs at a particular site and the amount of that liability could be material. In addition, future environmental laws and regulations could restrict our ability to expand our facilities or extract our existing reserves or could require us to acquire costly equipment or to incur other significant expenses in connection with our business. Furthermore, our reputation could be 19 adversely impacted by the failure (or perceived failure) to maintain high environmental, health and safety practices for operations or negative perceptions of these practices in our industry or for our operations or products. There can be no assurance that future events, including changes in any environmental requirements and the costs associated with complying with such requirements, will not have a material adverse effect on us. Government regulation imposes significant costs on us, and future regulatory changes (or related customer responses to regulatory changes) could increase those costs or limit our ability to produce and sell our products. In addition to the regulatory matters described above, our operations are subject to various federal, state, local and foreign laws and regulations relating to the mining, manufacture, packaging, labeling, content, storage, distribution and advertising of our products and the conduct of our business operations. For example, in the United States, some of our products, product claims, labeling and advertising are regulated by the FDA, CPSC, OSHA, MSHA, EPA and FTC. Most states have agencies that regulate in parallel to these federal agencies. In addition, our international sales and operations are subject to regulation in each of the foreign jurisdictions in which we manufacture, distribute or sell our products. There is increasing federal and state regulation with respect to the content, labeling, use, and disposal after use of various products we sell. Throughout the world, but particularly in the United States and Europe, there is also increasing government scrutiny and regulation of the food chain and products entering or affecting the food chain. If we are found to be out of compliance with applicable laws and regulations in these or other areas, we could be subject to loss of customers and to civil remedies, including fines, injunctions, recalls or asset seizures, as well as potential criminal sanctions, any of which could have a material adverse effect on our business. Loss of or failure to obtain necessary permits and registrations could delay or prevent us from meeting product demand, introducing new products, building new facilities or acquiring new businesses and could adversely affect operating results. Further, if applicable laws or regulations are changed or interpreted differently in the future, it may become more difficult or expensive for us to comply. In addition, investigations or evaluations of our products by government agencies may require us to adopt additional labeling, safety measures or other precautions, or may effectively limit or eliminate our ability to market and sell these products. Accordingly, there can be no assurance that we will be able to obtain or renew required governmental permits and registrations in the future. Further, there can be no assurance that current or future governmental regulation or other rule-making (including proposals regarding increased disclosure on climate-related matters) will not have a material adverse effect on our business. Our efforts to comply with new requirements and regulations could result in increased general and administrative expenses and a diversion of substantial management time and attention from revenue-generating activities to compliance activities. We are also experiencing increasing customer scrutiny of the content and manufacturing of our products, particularly our products entering or affecting the food chain, in parallel with the increasing government regulation discussed above. Our customers may impose product specifications, certifications or other requirements that are different from, and more onerous than, applicable laws and regulations. As a result, the failure of our products to meet these additional requirements may result in the loss of customers and decreased sales of our products even in the absence of any actual failure to comply with applicable laws and regulations. There can be no assurance that future customer requirements concerning the content or manufacturing of our products will not have a material adverse effect on our business. We face risks to our domestic and international sales and business operations due to political, regulatory, economic and other conditions. Unstable economic, political, regulatory and other conditions could adversely affect demand for our products or disrupt our operations in the United States and in international markets. The international nature of our operations subjects the Company to numerous risks, including political, civil and/or instability (including acts of terrorism, civil or social unrest, labor unrest, violence in connection with political or social events, and outbreaks of war and pandemics or other disease outbreaks). Specifically, our reliance on certain suppliers based in China has resulted in additional risks concerning the country's current trade relations with the U.S. Both international and domestic operations are also subject to regulatory requirements and issues, including with respect to environmental matters. Any of these matters could result in sudden, and potentially prolonged, changes in domestic and international demand for our products. Further, ongoing developments in U.S. politics and government have introduced greater uncertainty with respect to tax policies, trade relations, tariffs and government regulations affecting trade between the U.S. and other countries. For instance domestic sales may be impacted by changes in government issued incentives, such as tax rebates and credits, for renewable diesel producers. In addition to considerations around U.S. politics and government, geopolitical concerns may also impact our business; for instance, international conflicts could increase the cost of raw and packaging materials and commodities (including the prices of oil and natural gas), supply chain and logistics challenges and foreign currency volatility, and it is not possible to predict the broader or longer-term consequences of such 20 conflicts. These developments, as well as the risks outlined above, could have a material adverse effect on the Company’s business, financial condition and results of operations. In addition, our international sales and operations are subject to various economic-related risks. Our international sales and operations are, among other factors, subject to currency exchange fluctuations, fund transfer and trade restrictions and import/export duties. In some cases, we may have difficulty enforcing agreements and collecting accounts receivable through a foreign country’s legal system. Further, an increase in inflation rates could affect the Company’s profitability and cash flows, due to higher employment costs, higher operating costs, higher financing costs, and/or higher supplier prices. Inflation may also adversely affect foreign exchange rates. The Company may be unable to pass along such higher costs to its customers. In addition, inflation may adversely affect customers’ operations. We may incur adverse safety events or product liability claims that may be costly, create adverse publicity and may add further governmental regulation. If any of the products that we sell cause, or appear to cause, harm to any of our customers or to consumers, we could be exposed to product liability lawsuits, heightened regulatory scrutiny, requirements for additional labeling, withdrawal of products from the market, indemnification obligations, imposition of fines or criminal penalties or other governmental actions. Any of these actions could result in material write-offs of inventory, material impairments of intangible assets, goodwill and fixed assets, material restructuring charges and other adverse impacts on our business operations. We cannot predict with certainty the eventual outcome of any pending or future litigation, and we could be required to pay substantial judgments or settlements against us or change our product formulations in response to governmental action. Further, lawsuits can be expensive to defend, whether or not they have merit, and the defense of these actions may divert the attention of our management and other resources that would otherwise be engaged in managing our business and our reputation could suffer, any of which could harm our business. Goodwill, long-lived, and other intangible assets recorded as a result of our acquisitions could become impaired. We review goodwill, long-lived assets, including property, plant and equipment and identifiable amortizing intangible assets, for impairment whenever changes in circumstances or events may indicate that the carrying amounts are not recoverable. Factors which may cause an impairment of long-lived assets include lower share trading prices and the adverse impact of rising costs and additional expenses to mitigate supply chain disruptions, among other factors. We assess all existing goodwill at least annually for impairment on a reporting unit basis. The techniques used in our qualitative assessment and goodwill impairment tests incorporate a number of estimates and assumptions that are subject to change. Although we believe these estimates and assumptions are reasonable and reflect market conditions forecasted at the assessment date, any changes to these assumptions and estimates due to market conditions or otherwise may lead to an outcome where impairment charges would be required in future periods. We may be subjected to increased taxes or fluctuating tax rates, which could adversely affect our results of operations and/ or cash flows. As a corporation operating in various jurisdictions around the world, we are subject to income and other taxes based upon the jurisdictions in which we operate and where our sales and profits are determined to be earned and taxed. Federal, state, and foreign statutory tax rates and taxing regimes have been subject to significant change and continue to evolve. Further, significant uncertainties exist with respect to the application of the various taxes to the businesses in which we engage, often requiring that we make judgments in determining our tax liabilities and worldwide provision for income taxes. Our interpretation of current tax laws and their applicability to our business, as well as any changes to existing laws, can significantly impact our effective tax rate. In particular, the U.S. as well as jurisdictions around the world are considering or have enacted changes in relevant tax regulations and interpretations. Changes in income tax laws and regulations, or their interpretation, could result in higher or lower income tax rates assessed or changes in the taxability of certain revenues or the deductibility of certain expenses, thereby affecting our income tax expense and profitability. In the U.S., various proposals, if enacted, could raise the U.S. corporate tax rate and increase the tax on non-U.S. income. Such unfavorable tax legislation could create the potential for added volatility in our quarterly provision for income taxes and could have a significant adverse impact on our future income tax provision and tax rate. Further, a number of factors may cause our effective tax rate to fluctuate, including: changes in tax rates in various jurisdictions, unanticipated changes in the amount of profit in jurisdictions in which the statutory tax rates may be higher or lower than the U.S. tax rate, changes in the valuation of our deferred tax assets and liabilities, adjustments to income taxes upon finalization of various tax returns, increases in expenses not deductible for tax 21 purposes, and changes in available tax credits or our ability to utilize foreign tax credits. The U.S. presidential election in November 2024 adds further uncertainty regarding the potential effects of U.S. corporate tax rates we may be subject to in the future. We could experience an effective tax rate significantly different from that of prior periods or current expectations, which could have an adverse effect on our results of operations or cash flows. We are also subject to potential reviews, examinations, and audits by the Internal Revenue Service and other taxing authorities with respect to taxes within and outside of the U.S. Although we believe our tax estimates are reasonable, unfavorable resolution of any tax audits and controversies could cause our tax liabilities to increase (including interest and penalties) and may have a significant adverse impact on our provision for income taxes and tax rate. Our effective tax rate is also influenced by the geography, timing, nature, and magnitude of transactions, such as acquisitions and divestitures, restructuring activities, and impairment charges. Risks Related to Our Common Stock We cannot guarantee that that our share repurchases will enhance long-term shareholder value. Our Board of Directors has previously authorized a share repurchase program. Under these authorizations, the Company has authority to repurchase both shares of our Common Stock and our Class B Stock. The Company has undertaken repurchases of Common Stock on the open market (including pursuant to a 10b5-1 plan or otherwise) and is also authorized to undertake repurchases in private, negotiated transactions. The Company has no obligations to repurchase any specific dollar amount or to acquire any specific number of shares. The timing, number and manner of share repurchases is determined by management and may depend upon a number of factors, including the trading price, market conditions, and the Company’s liquidity needs and management of its spending. Further, the Company’s share repurchases may be limited, suspended or discontinued at any time without prior notice (subject to the terms and conditions of the repurchase plan(s) in place at such time). The existence of a share repurchase program could cause our stock price to be higher than it would be in the absence of such a program and could potentially reduce the market liquidity for our stock or otherwise affect stock price and/or volatility. Additionally, our share repurchase program could diminish our cash reserves, which may impact our ability to otherwise deploy such cash. There can be no assurance that these share repurchases will enhance shareholder value. Our principal stockholders have the ability to control matters requiring a stockholder vote and could delay, deter or prevent a change in control of our company. Under our Certificate of Incorporation, the holders of our Common Stock are entitled to one vote per share and the holders of our Class B Stock are entitled to ten votes per share; the two classes generally vote together without regard to class (except that any amendment to our Certificate of Incorporation changing the number of authorized shares or adversely affecting the rights of Common Stock or Class B Stock requires the separate approval of the class so affected as well as the approval of both classes voting together). As a result, the holders of our Class B Stock exert control over the Company and thus limit the ability of other stockholders to influence corporate matters. Beneficial ownership of Common Stock and Class B Stock by the Jaffee Investment Partnership, L.P. and its affiliates (including Daniel S. Jaffee, our President, Chief Executive Officer and Chairman of the Board of Directors) provides them with the ability to control the election of our Board of Directors and the outcome of most matters requiring the approval of our stockholders, including the amendment of certain provisions of our Certificate of Incorporation and By-Laws, the approval of any equity-based employee compensation plans and the approval of fundamental corporate transactions, including mergers and substantial asset sales. Through their concentration of voting power, our principal stockholders may be able to delay, deter or prevent a change in control of our company or other business combinations that might otherwise be beneficial to our other stockholders. It is possible that the interests of our principal stockholders may in some circumstances conflict with our interests and the interests of our other stockholders. For example, the principal stockholders may have different tax positions or other differing incentives from other stockholders that could influence their decisions regarding whether and when to cause us to dispose of assets, incur new or refinance existing indebtedness, issue additional stock, or take other actions. Additionally, the holders of our Class B Stock may cause us to make strategic decisions or pursue acquisitions that could involve risks to holders of our Common Stock or may not be in the best interests of holders of our Common Stock. We are a “controlled company” within the meaning of the New York Stock Exchange (“NYSE”) rules and, as a result, qualify for, and intend to rely on, exemptions from certain corporate governance requirements. We are a “controlled company” under the New York Stock Exchange Corporate Governance Standards. As a controlled company, we may from time to time rely on exemptions from certain NYSE corporate governance requirements that otherwise would be applicable, including the requirements: 22

• that a majority of the board of directors consists of independent directors; • that we have a nominating and governance committee comprised entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and • that we have a compensation committee comprised entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities. We have previously relied on these exemptions (although we are not currently relying on the first exemption listed above), and we intend to continue to rely on them in the future, as applicable. As a result, our stockholders do not have the same protections afforded stockholders of NYSE-listed companies that are subject to all of the NYSE corporate governance requirements. The market price of our Common Stock may be volatile. The market price of our Common Stock could fluctuate substantially in the future in response to a number of factors, including, but not limited to, the following: • actual or anticipated fluctuations in our quarterly operating results or the operating results of our competitors; • changes in general conditions in the economy, the financial markets, or the industries in which we operate; • announcements of significant acquisitions, strategic alliances or joint ventures by us, our customers, suppliers or competitors; • sales of our Common Stock by the Company, our officers or directors or unaffiliated third-party investors; • introduction of new products or services; • increases in the price of energy sources and other raw materials; • departure of key management; • regulatory or political developments; and • other developments affecting us, our industries, customers or competitors. In addition, the stock market may experience extreme price and volume fluctuations that have a significant effect on the market prices of securities issued by many companies, including the Company, for reasons unrelated to their operating performance. These broad market fluctuations may materially adversely affect our Common Stock price, regardless of our operating results. Given its relatively small public float, number of stockholders and average daily trading volume, our Common Stock may be relatively more susceptible to volatility arising from any of these factors. If we experience significant fluctuations in our stock price, we may be exposed to securities class action lawsuits, which could negatively affect our business. There can be no assurance that the price of our Common Stock will increase in the future or be maintained at its recent levels. Future sales of our Common Stock could depress its market price. Future sales of shares of our Common Stock could adversely affect its prevailing market price. If our officers, directors or significant stockholders sell a large number of shares, or if we issue a large number of shares, the market price of our Common Stock could significantly decline. Moreover, the perception in the public market that stockholders might sell shares of Common Stock could depress the market for our Common Stock. Our Common Stock’s relatively small public float and average daily trading volume may make it relatively more susceptible to these risks. Furthermore, in response to recent public focus on dual class capital structures, certain stock index providers are implementing limitations on the inclusion of dual class share structures in their indices. If these restrictions increase, they may impact who buys and holds our stock. Future dividends on our Common Stock may be restricted or eliminated. Dividends are declared at the discretion of our Board of Directors, and future dividends will depend on our future earnings, cash flow, financial requirements and other factors, including market and economic conditions. We are not obligated to continue a dividend for any fixed period, and the payment of dividends could be suspended or discontinued at any time at our discretion and without prior notice. There can be no assurance that we will continue to pay dividends. The amount and timing of any future dividends may vary, and the payment of any dividend does not assure that we will pay dividends in the future. 23

General Risk Factors Technology failures or cyber security breaches or other unauthorized access to our information technology systems or sensitive or proprietary information could have an adverse effect on the Company's business and operations. We rely on information technology systems to process, transmit, store, and protect electronic information. For example, a significant portion of the communications between the Company's personnel, customers, suppliers and vendors depends on information technology and we rely on access to such information systems for our operations. Additionally, we rely on third-party service vendors to execute certain business processes and maintain certain information technology systems and infrastructure. We cannot guarantee that the security measures in place will prevent disruptions, failures, computer viruses or other malicious codes, malware or ransomware incidents, unauthorized access attempts, theft of intellectual property, trade secrets, or other corporate assets, denial of service attacks, phishing, hacking by common hackers, criminal groups or nation- state organizations or social activist (“hacktivist”) organizations, and other cyber-attacks or other privacy or security breaches in the information technology, phone systems or other systems (whether due to third-party action, bugs or vulnerabilities, physical break-ins, employee error, malfeasance or otherwise) of the Company, our customers or third parties, which could adversely affect our communications and business operations. Further, events such as natural disasters, fires, power outages, systems failures, telecommunications failures, error or malfeasance of our employees, vendors, or other third parties, or other catastrophic events could similarly cause interruptions, disruptions or shutdowns, or exacerbate the risk of the failures described above. These risks may be increased as more employees work from home. We may not have the resources or technical sophistication to anticipate, prevent or detect rapidly-evolving types of cyber-attacks and other security risks. Attacks may be targeted at us, our customers, suppliers or vendors, or others who have entrusted us with information. Our co-packaged litter sales were impacted by a cyberattack on our customer which prevented it from placing and receiving orders during the first quarter of fiscal year 2024. To date, the Company has not experienced any material impacts to our business or operations resulting from that cyberattack or any other information or cybersecurity attacks. Because of the frequently changing attack techniques, including through the use of artificial intelligence, along with the increased volume, persistence and sophistication of the attacks, there is the potential for the Company to be adversely impacted. Because such techniques change frequently or may be designed to remain dormant until a predetermined event and often are not recognized until launched against a target, we may be unable to anticipate these techniques or implement sufficient control measures to defend against these techniques. Once a security incident is identified, we may be unable to remediate or otherwise respond to such an incident in a timely manner. While the Company has implemented a cybersecurity framework of policies, procedures, and tools, and has documented plans for incident response, disaster recovery, and business continuity to prevent or mitigate the effects of these potential disruptions or breaches, security breaches and other disruptions to information technology systems could interfere with our operations. Any failure to maintain, or disruption to, our information technology systems, whether as a result of cybersecurity attacks or otherwise, could damage our brands or reputation, subject the Company to legal claims and proceedings or remedial actions, create risks of violations of data privacy laws and regulations, and cause us to incur substantial additional costs. There can be no assurance that existing or emerging threats will not have an adverse impact on our systems or communications networks and, further, technological enhancements to prevent business interruptions could require increased spending. Furthermore, security breaches pose a risk to confidential data and intellectual property, which could result in damage to our competitiveness, brands and reputation. There can be no assurance that the costs, potential monetary damages, and operational consequences of responding to cyber incidents and implementing remediation measures would be covered by any insurance that we may carry from time to time. We cannot predict the degree of any impact that increased monitoring, assessing, or reporting of cybersecurity matters would have on operations, financial conditions and results. Additionally, in connection with our global operations, we, from time to time, transmit data across national borders to conduct our business and, consequently, are subject to a variety of laws and regulations regarding privacy, data protection, and data security, including those related to the collection, processing, storage, handling, use, disclosure, transfer, and security of personal data, including the European Union General Data Protection Regulation, Canadian Personal Information Protection and Electronic Documents Act, Quebec Private Sector Act, Personal Information Protection Law in China and similar regulations in states within the United States and in countries around the world. Our efforts to comply with privacy and data protection laws may impose significant costs and challenges that are likely to increase over time. Our enterprise resource planning system (“ERP”) is designed to accurately maintain our books and records and provide information important to the operation of our business. Any potential disruptions with the ERP system could affect our ability to process orders, ship product and send invoices. These difficulties could, in turn, negatively impact our financial results including sales, earnings and cash flow. Further development and maintenance of the ERP system will continue to require investment in human and financial resources, which may cause increased costs and other difficulties. In addition, from time to time, we may implement new technology systems or replace and/or upgrade our current information technology systems. These upgrades or replacements may not improve our productivity to the levels anticipated and may subject us to inherent costs and 24 risks associated with implementing, replacing, and updating these systems, including potential disruption of our internal control structure, substantial capital expenditures, demands on management time and other risks of delays or difficulties in transitioning to new systems or of integrating new systems into other existing systems. Technology failures or cyber security breaches or other unauthorized access to information technology systems of our customers, suppliers or vendors could have an adverse effect on the Company's business and operations. We rely on direct electronic interfaces with some of our key customers, suppliers and vendors. Cyber security breaches or technology failures at our customers could result in changes to timing and volume of orders. Additionally cyber security breaches or technology failures at our suppliers or vendors could impact the timing or availability of key materials that could negatively impact our ability to deliver products. We work closely with our key customers, suppliers and vendors to manage and mitigate the impact of any known threats once identified. Our business could be adversely affected by a widespread threat to public health. Public health crises may create significant uncertainty on our business and could negatively affect our costs, customer orders, and collection of accounts receivable, which may be material. In addition, a public health crisis could result in the deterioration of worldwide economic conditions and impact the proper functioning of financial and capital markets, foreign currency exchange rates, and commodity and energy prices, as well as demand for our products. In response to widespread public health threats, such as pandemics, countries and local governments may again implement quarantine or similar orders that restrict workforce and/or require closures of “non-essential” businesses along with restrictions on travel. Such restrictions could create significant volatility, uncertainty, and economic disruption to our business. There can be no assurances that we will not have to close facilities or experience other disruption in the future due to concerns over the health and well-being of our employees, or as a result of government directives. While historically widespread threats to public health had limited disruption and impact to our third party business partners, suppliers, service providers, and customers, no assurances can be made that future threats to public health will not have a more significant impact on our operations or results. We are subject to various legal and regulatory proceedings, including litigation in the ordinary course of business, which may adversely impact our business, financial condition and results of operations. In the ordinary course of business, we are subject to various legal and regulatory proceedings, which may include but are not limited to those involving antitrust, tax, trade, environmental, intellectual property, data privacy and other matters, including general commercial litigation. Such claims and litigation are frequently expensive and time consuming (and could divert management’s attention and resources) to resolve and may result in substantial liability to us, which liability and related costs and expenses may not be recoverable through insurance or any other forms of reimbursement and could also result in higher insurance costs, the loss of insurance coverage, or the inability to obtain insurance at an acceptable cost. Additionally, the outcome of legal and regulatory proceedings may differ from our expectations because the outcomes of these proceedings are often difficult to predict reliably. Various factors and developments can lead to changes in our estimates of liabilities. A future adverse ruling, settlement or unfavorable development could result in charges that could have a material adverse effect on our results of operations in any particular period. Failure to maintain effective internal control over financial reporting could have a material adverse effect on our business, operating results and stock price. Section 404 of the Sarbanes-Oxley Act and related SEC rules require that we perform an annual management assessment of the design and effectiveness of our internal control over financial reporting and obtain an opinion from our independent registered public accounting firm on our internal control over financial reporting. Our assessment concluded that our internal control over financial reporting was effective as of July 31, 2024 and we obtained from our independent registered public accounting firm an unqualified opinion on our internal control over financial reporting; however, there can be no assurance that we will be able to maintain the adequacy of our internal control over financial reporting, as such standards are modified, supplemented or amended from time to time in future periods. Accordingly, we cannot assure that we will be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes- Oxley Act. Moreover, effective internal control is necessary for us to produce reliable financial reports and is important to help prevent financial fraud. If we cannot provide reliable financial reports or prevent fraud, our business and operating results could be harmed, investors could lose confidence in our reported financial information, and the trading price of our Common Stock could be negatively impacted. 25

Failure to maintain a level of corporate social responsibility could damage our reputation and could adversely affect our business, financial condition or results of operations. In light of evolving expectations around corporate social responsibility, our reputation or brand could be adversely impacted by a failure (or perceived failure) to maintain a level of corporate responsibility. In today’s environment, an allegation or perception regarding quality, safety, or corporate social responsibility can negatively impact our reputation. This may include, without limitation: failure to maintain certain ethical, social and environmental practices for our operations and activities, or failure to require our suppliers or other third parties to do so; our environmental impact, including our mining operations and their impact on the environment; the practices of our employees, agents, customers, suppliers, or other third parties (including others in our industry) with respect to any of the foregoing, actual or perceived; the failure to be perceived as appropriately addressing matters of social responsibility; consumer perception of statements made by us, our employees and executives, agents, customers, suppliers, or other third parties (including others in our industry); or our responses to any of the foregoing. Further, we may be subject to rulemaking regarding corporate social responsibility and/or disclosure, as public awareness and focus on social and environmental issues has led to legislative and regulatory efforts to impose increased regulations and require further disclosure. As a result, we may become subject to new or more stringent regulations, legislation or other governmental requirements, customer requirements or industry standards and/or an increased demand to meet voluntary criteria related to such matters. Increased regulations, customer requirements or industry standards including around climate change concerns, could subject us to additional costs and restrictions and require us to make certain changes to our manufacturing practices and/or product designs, which could negatively impact our business, results of operations, financial condition and competitive position. Our business could be adversely affected by labor disputes and an inability to renew collective bargaining agreements at acceptable terms. A portion of our teammates in the U.S. and Canada are represented by labor unions, with whom we have entered into separate collective bargaining agreements. See “Item 1 – Business – Human Capital Management – Overview” above. We may experience labor disputes in the future, including protests and strikes, which could disrupt our business operations, increase wage rates and other costs of labor and have an adverse effect on our business and results of operation. We may also be unable to renegotiate collective bargaining agreements at acceptable terms or we may be unable to maintain a satisfactory working relationship with our employees in the future. We may also be adversely affected by strikes and other labor disputes by the employees of our suppliers, customers, and other parties. We will no longer qualify as a "smaller reporting company" and, commencing with our Quarterly Report on Form 10-Q for the period ending October 31, 2024, we may no longer take advantage of reduced disclosure and reporting requirements applicable to smaller reporting companies. We currently qualify as a "smaller reporting company" as defined by the SEC and have been able to take advantage of reduced disclosure and reporting requirements applicable to smaller reporting companies. However, management performed the annual public float test as of the last business day of the Company's second fiscal quarter ended January 31, 2024 and determined that the Company no longer qualifies as a smaller reporting company due to its public float exceeding $250 million. The Company will continue to use the scaled disclosures permitted for a smaller reporting company through the filing of this Annual Report on Form 10-K. Beginning with our Quarterly Report on Form 10-Q for the period ending October 31, 2024, the Company will no longer be eligible to rely on the reduced disclosure and reporting requirements applicable to smaller reporting companies. The resulting increased disclosure and reporting requirements could have a material adverse effect on our business, financial condition and results of operations if we are unable to comply on a timely basis or if the attention of our management and personnel is diverted from other business concerns. ITEM 1B – UNRESOLVED STAFF COMMENTS None. ITEM 1C – CYBERSECURITY Cybersecurity Risk Management and Strategy We recognize the importance of assessing, identifying, and managing material risks associated with cybersecurity threats, as such term is defined in Item 106(a) of Regulation S-K. These risks include, among other things: operational risks, intellectual property theft, fraud, extortion, harm to employees or customers and violation of data privacy or security laws. We 26 have implemented cybersecurity processes, technologies, and controls to aid in our efforts to assess, identify, and manage such material risks. Our cybersecurity risk management program is integrated into our overall enterprise risk management program, and shares common methodologies, reporting channels and governance processes that apply across the enterprise risk management program to other risk areas. We have also implemented a specific cybersecurity program which adopts a risk management approach to information security, requiring the identification, assessment, and appropriate mitigation of vulnerabilities and threats that can adversely impact our information assets. Our cybersecurity program includes: • A risk assessment process designed to help identify material cybersecurity risks to our critical systems, information, services, and our broader enterprise IT environment; • An information security team principally responsible for managing (1) our cybersecurity risk assessment processes, (2) our security controls, and (3) our response to cybersecurity incidents; • The use of external service providers, where appropriate, to assess, test or otherwise assist with aspects of our security controls; • Cybersecurity awareness training of our employees, incident response personnel, and senior management; • A cybersecurity incident response plan that includes procedures for responding to cybersecurity incidents; and • A third-party risk management process for customers, service providers, suppliers, and vendors. In evaluating the risks identified as a part of the annual assessment process, the Company’s information security team considers the likelihood and severity of the respective risk and the potential impact of the risk on the Company, its customers, and its employees. These risks are then prioritized and monitored by the information security team. The Company conducts periodic testing of software, hardware, defensive capabilities, and other information security systems to assess its cybersecurity readiness and maturity of the cybersecurity program. Tests are conducted by the information security team and reputable third-party consultants and auditors. In developing and evaluating the testing procedures, the Company considers both its individual risks and industry standards. The cybersecurity program includes an incident response plan with a cross-functional team comprised of designated members of the information technology department, senior management, and other appropriate individuals. The team is responsible for assessing and managing the cybersecurity incident response process, as outlined within the incident response plan, and taking necessary corrective actions to mitigate and eliminate the issue. As of the date of this report, the Company is not aware of any cybersecurity incidents that have materially affected or are reasonably likely to materially affect the Company, including its business strategy, results of operations, or financial condition that are required to be reported in this Form 10-K. For further discussion of the risks associated with cybersecurity incidents and potential impact to the Company, see the cybersecurity risk factors within “Item 1A. Risk Factors” in this Form 10-K. Cybersecurity Governance Cybersecurity is an important part of our risk management processes and an area of focus for our Board and management. Our Audit Committee is responsible for the oversight of risks from cybersecurity threats. Members of the Audit Committee receive updates on a quarterly basis from management, including leaders from our information security and legal teams regarding matters of cybersecurity. This includes existing and new cybersecurity risks, status on how management is addressing and/or mitigating those risks, cybersecurity and data privacy incidents (if any) and status on key information security initiatives. Our Board members also engage in ad hoc conversations with management on cybersecurity-related news events and discuss any updates to our cybersecurity risk management and strategy programs. Our cybersecurity risk management and strategy processes are overseen by leaders from our information security team, such as our Chief Information Officer, Director, Applications Delivery, and our Director of Information Technology. Such individuals have nearly 40, over 30, and over 20 years of experience, respectively, in various roles involving information technology, including infrastructure and operations, security, auditing, compliance, and application development. These individuals are informed about, and monitor the prevention, mitigation, detection and remediation of cybersecurity incidents through their management of, and participation in, the cybersecurity risk management and strategy processes described above, including the operation of our incident response plan, and report to the Audit Committee on any appropriate items. 27

ITEM 2 – PROPERTIES Our corporate headquarters are located at 410 N. Michigan Avenue, Suite 400, Chicago, Illinois 60611. The lease for this location expires in 2036. In addition to our corporate headquarters, we operate two research and development facilities in Vernon Hills, IL, one of which we own and the other of which we lease with a term expiring in 2026. We operate clay manufacturing and non-clay production facilities on the properties listed in “Mining Properties and Operations” below. We have no mortgages on any of the real property we own. We consider our properties to generally be in good condition, well maintained and suitable and adequate to carry on our business. As used in this Form 10-K, the terms “mineral resource,” “mineral reserve,” “proven mineral reserve” and “probable mineral reserve” are defined and used in accordance with Item 1300 of Regulation S-K. Mining Properties and Operations Facility Locations We operate clay manufacturing and non-clay production facilities on property owned or leased by us as shown on the map and listed in the table below: Location Owned/Leased Function Blue Mountain, Mississippi Owned Manufacturing and packaging Laval, Quebec, Canada Owned Non-clay manufacturing and clay and non-clay packaging, sales Mounds, Illinois Owned Manufacturing and packaging Ochlocknee, Georgia Owned Manufacturing and packaging Ripley, Mississippi Owned Manufacturing and packaging Taft, California Owned Manufacturing and packaging Wisbech, United Kingdom Leased* Non-clay manufacturing and clay and non-clay packaging, sales, customer service * The Wisbech lease expires in 2032. 28

Overview of Mining Properties and Operations

CLAY RESOURCES AND RESERVES

Our real property holdings and tons produced for each of the three fiscal years ended July 31, are as follows:

	Real Property Holdings				Tons Produced		
Geographic Area	**Land Owned**	**Land Leased**	**Land Unpatented Claims**	**Total**	**2024**	**2023**	**2022**
		(acres)				(thousands of tons)	
California	795	—	1,030	1,825	54	57	61
Georgia	3,851	1,593	—	5,444	425	405	418
Illinois	105	508	—	613	54	54	55
Mississippi	2,219	1,238	—	3,457	260	291	298
Nevada	535	—	—	535	—	—	—
Tennessee	178	—	—	178	—	—	—
	7,683	3,339	1,030	12,052	793	807	832

With the exception of our research and development center in Illinois, all of the properties that we own contain clay mineral reserves or are used in the processing of our clay. We mine sorbent minerals primarily consisting of calcium bentonite, attapulgite and diatomaceous shale which we refer to in the aggregate as "clay," "minerals," or "Fuller's Earth." We use certified professional geologists and mineral specialists who prepared the estimated reserves of these minerals in the table above. See also Item 1 "Business" above for further information about our reserves. We, or our wholly owned subsidiaries, are the sole operators of our mines. We have active properties in all stages of operation (exploration, development and production). Our properties in production, located in Mississippi, Georgia, California and Illinois, collectively produced approximately 793 thousand and 807 thousand tons of finished product in fiscal years 2024, and 2023, respectively. Parcels of such land are also sites of manufacturing facilities operated by us. In addition, we own approximately one acre of land in Laval, Quebec, Canada, which is the site of the processing, packaging and distribution facility for our Canadian subsidiary. While we have reserves in Nevada and Tennessee, we are not actively mining these properties.

Our mining operations are conducted on both owned and leased land. The Georgia, Illinois and Mississippi mining leases generally require that we pay a minimum monthly rent to continue the lease term. The rental payments are typically applied against a stated royalty related to the number of unprocessed, or in some cases processed, tons of minerals extracted from the leased property. Many of our mining leases have no stated expiration dates. Some of our leases, however, do have expiration dates ranging from 2026 to 2122. We would not experience a material adverse effect from the expiration or termination of any of these leases. We have a variety of access arrangements, some of which are styled as leases, for manufacturing at facilities that are not contiguous with the related mines. We would not experience a material adverse effect from the expiration or termination of any of these arrangements.

Certain of our land holdings in California are represented by unpatented mining claims we lease from the Bureau of Land Management. These leases generally give us the contractual right to conduct mining or processing activities on the land covered by the claims. The validity of title to unpatented claims, however, is dependent upon numerous factual matters. We believe the unpatented claims we lease are in compliance with all applicable federal, state and local mining laws, rules and regulations. Future amendments to existing federal mining laws, however, could have a prospective effect on mining operations on federal lands and include, among other changes, the imposition of royalty fees on the mining of unpatented claims, the elimination or restructuring of the patent system and an increase in fees for the maintenance of unpatented claims. To the extent that future proposals may result in the imposition of royalty fees on unpatented lands, the mining of our unpatented claims may become economically unfavorable. We cannot predict the form that any such amendments might take or whether or when such amendments might be adopted. In addition, the construction and operation of processing facilities on these sites would require the approval of federal, state and local regulatory authorities. See Item 1A "Risk Factors" above for a discussion of other risks to our business related to our mining properties.

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Summary of Mineral Resources and Mineral Reserves

We operate a number of mines concentrated near our production facilities in California, Georgia, Illinois and Mississippi, although we have proven reserves in other states. Based upon the quantitative and qualitative factors applicable, we do not consider any of our mines to be individually material to our business or financial condition. As a result, we are only required to disclose summary information related to our mineral reserves. Our summary of mineral reserves as of July 31, 2024, have been prepared and certified by a certified professional geologist who qualifies as a "qualified person" as such term is defined in Item 1300 of Regulation S-K. Item 1303 of Regulation S-K requires the disclosure of mineral resources; however, we have no mineral resource estimates as all mineral accumulations of economic interest and with reasonable prospects for eventual economic extraction are either currently on production or subject to an economically viable future development plan and are classified as mineral reserves. Our summary of proven and probable reserves as of July 31, 2024, is as follows:

	Mineral Reserves		
	Proven Mineral Reserves	**Probable Mineral Reserves**	**Total**
	(thousands of tons)		
California	3,255	11,226	14,481
Georgia	25,768	15,900	41,668
Illinois	2,161	1,596	3,757
Mississippi	34,301	97,824	132,125
Nevada	23,316	2,976	26,292
Tennessee	3,000	3,000	6,000
	91,801	132,522	224,323

Based on our rate of consumption during fiscal year 2024, and without regard to any of our reserves in Nevada and Tennessee, where we do not actively mine, we consider our proven and probable reserves adequate to supply our needs for over forty years. Although we consider these reserves to be extremely valuable to our business, only a small portion of the reserves, those which were acquired in acquisitions, are reflected at cost on our balance sheet.

It is our policy to attempt to maintain a minimum of forty years of proven and probable reserves of each type of clay at each location. We have an ongoing program of exploration for additional reserves but we cannot assure that additional reserves will continue to become available. Our use of these reserves, and our ability to explore for additional reserves, are subject to compliance with existing and future federal and state statutes and regulations regarding mining and environmental compliance. During fiscal year 2024, we utilized these reserves to produce substantially all of the sorbent products that we sold.

Proven reserves means the economically mineable part of a measured resource and can only result from conversion of a measured mineral resource. Further, proven reserves are those reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from results of detailed sampling, and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well established. Probable reserves are computed from information similar to that used for proven reserves, but the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation. We use certified professional geologists and mineral specialists to estimate and evaluate existing and potential reserves in terms of quality, quantity and availability.

Internal Controls

We have internal controls for reviewing and documenting the information supporting the mineral reserve estimates and ensuring the validity of the estimates. Information that is utilized to compile mineral reserves is prepared and certified by a qualified person and is subject to internal review by our management.

Management also assesses risks inherent in mineral resource and reserve estimates, such as the accuracy of geological data that is used to support mine planning, identify hazards and inform operations of the presence of mineable deposits. Also,

30

management is aware of risks associated with potential gaps in assessing the completeness of mineral extraction licenses, entitlements or rights, or changes in laws or regulations that could directly impact the ability to assess mineral resources and reserves or impact production levels. Risks inherent in overestimated reserves can impact financial performance when revealed, such as changes in amortization that are based on life of mine estimates. Our analysis of risks related to our reserves is integrated into our overall enterprise risk management program, and shares common methodologies, reporting channels and governance processes that apply across the enterprise risk management program to other risk areas. Refer to Item 1A “Risk Factors” for further discussion of risks associated with mineral reserves. MINING AND MANUFACTURING METHODS Mining and Hauling We mine clay in open-pit mines in Georgia, Mississippi, Illinois and California. The mining and hauling operations are similar throughout the Oil-Dri locations, with the exception of California. The land to be mined is first stripped. The stripping process involves removing the overburden and preparing the site to allow the excavators to reach the desired clay. When stripping is completed, the excavators dig out and load the clay onto dump trucks. The trucks haul the clay directly to our processing plants where it is dumped in a clay yard and segregated by clay type if necessary. Generally, the mine sites are in close proximity to the processing plants; however, the maximum distance the clay is currently hauled to a plant is approximately eleven miles. At our California mines, the clay is excavated and hauled to a hopper. An initial crushing and screening operation is performed at the mine site before the trucks are loaded for delivery to the processing plant. Processing The processing of our clay varies depending on the level of moisture desired in the clay after the drying process. The moisture level is referred to as regular volatile moisture (“RVM”) or low volatile moisture (“LVM”). RVM Clay: A front end loader is used to load the clay from the clay yard into the primary crusher. The primary crusher reduces the clay chunks to 2.0 inches in diameter or smaller. From the crusher, the clay is transported via a belt conveyor into the clay shed. A clay shed loader feeds the clay into a disintegrator which reduces the clay to particles 0.5 inches in diameter or smaller. The clay then feeds directly into the RVM kiln. The RVM kiln reduces the clay’s moisture content. From the RVM kiln, the clay moves through a series of mills and screens which further size and separate the clay into the desired particle sizes. The sized clay is then conveyed into storage tanks. The RVM processed clay can then be packaged or processed into LVM material. LVM Clay: RVM clay is fed from storage tanks into the LVM kiln where the moisture content is further reduced. The clay then proceeds to a screening circuit which separates the clay into the desired particle sizes. In addition, certain other products may go through further processing or the application of fragrances and additives. For example, certain fluid purification and animal health products are processed into a powder form. We also use a proprietary process for our engineered granules to create spherical, uniform-sized granules. Packaging Once the clay has been dried to the desired level it will be sized and packaged. Our products have various package sizes and types ranging from bags, boxes, pails, and jugs of cat litter to railcars of agricultural products. We also package some of our products into bulk (approximately one ton) bags or into bulk trucks. The size and delivery configuration of our finished products is determined by customer requirements. ITEM 3 – LEGAL PROCEEDINGS From time to time, we may be subject to legal proceedings and claims in the ordinary course of business. We are not currently aware of any such proceedings or claims that we believe will have, individually or in the aggregate, a material adverse effect on our business, financial condition or results of operations. 31

ITEM 4 – MINE SAFETY DISCLOSURE Our mining operations are subject to regulation by the Mine Safety and Health Administration under authority of the Federal Mine Safety and Health Act of 1977, as amended. Information concerning mine safety violations or other regulatory matters required by section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 104 of Regulation S-K is included in Exhibit 95 to this Annual Report on Form 10-K. 32

PART II

ITEM 5 – MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our Common Stock is traded on the NYSE under the symbol ODC. There is no established trading market for our Class B Stock. There are no shares of Class A Common Stock currently outstanding. See Exhibit 4.1 to this Annual Report on Form 10-K for a description of our Common Stock, Class B Stock and Class A Common Stock. The number of holders of record of Common Stock and Class B Stock on September 30, 2024 were 732 and 24, respectively, as reported by our transfer agent. In the last three years, we have not sold any securities which were not registered under the Securities Act of 1933, as amended (the "Securities Act").

Dividends

Our Board of Directors determines the timing and amount of any dividends. Our Board of Directors may change its dividend practice at any time. The declaration and payment of future dividends, if any, will depend upon, among other things, our future earnings, capital requirements, financial condition, legal requirements, contractual restrictions and other factors that our Board of Directors deems relevant. Our Credit Agreement with BMO Harris Bank N.A. ("BMO Harris") and our Amended Note Agreement with Prudential requires that we maintain a maximum debt to earnings ratio and a minimum fixed charge coverage ratio. To the extent that these balances are not attained, our ability to pay dividends may be impaired. See Note 4 of the Notes to the Consolidated Financial Statements for further information about our debt agreements.

Issuer Repurchase of Equity Securities

During the three months ended July 31, 2024, we did not sell any securities which were not registered under the Securities Act. The following chart summarizes our Common Stock purchases during this period.

ISSUER PURCHASES OF EQUITY SECURITIES [1,2]

	(a)	(b)	(c)	(d)
For the Three Months Ended July 31, 2024	Total Number of Shares Purchased[3]	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that may yet be Purchased Under Plans or Programs[4]
May, 1 2024 to May 31, 2024	—	$—	—	380,753
June 1, 2024 to June 30, 2024	549	$75.99	—	380,204
July 1, 2024 to July 31, 2024	279	$62.29	—	379,925

[1] The table summarizes repurchases of (and remaining authority to repurchase) shares of our Common Stock. Our Board of Directors authorized the repurchase of 300,000 shares of Class B Stock on March 21, 2018, however, there have been no repurchases of Class B Stock for the three months ended July 31, 2024 and the authorized Class B Stock is not included in the table above. 262,092 shares of Class B Stock remain authorized for repurchases as of July 31, 2024. No shares of our Class A Common Stock are currently outstanding. Descriptions of our Common Stock, Class B Stock and Class A Common Stock are contained in Exhibit 4.1 of this Annual Report on Form 10-K for the fiscal year ended July 31, 2024.

[2] The figures in the table reflect transactions according to the settlement dates. For purposes of our consolidated financial statements included in this Form 10-K, the impact of these repurchases is recorded according to the settlement dates.

[3] All shares of Common Stock were surrendered by employees to pay taxes related to restricted stock awards.

[4] Our Board of Directors authorized the repurchase of 750,000 shares on March 11, 2019. These authorizations do not have a stated expiration date. The share numbers in this column indicate the number of shares of Common Stock that may yet be repurchased under these authorizations. Repurchases may be made on the open market (pursuant to Rule 10b5-1 plans or otherwise) or in negotiated transactions. The timing and number of shares repurchased will be determined by our management.

ITEM 6 – [RESERVED]

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ITEM 7 – MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS The following discussion and analysis of our financial condition and results of operations should be read together with the Consolidated Financial Statements and the related notes included elsewhere herein. This discussion contains forward- looking statements that involve risks and uncertainties. Our actual results may differ materially from the results discussed in the forward-looking statements. Factors that might cause a difference include those discussed under “Forward-Looking Statements” and in Item 1A “Risk Factors” in this Annual Report on Form 10-K. OVERVIEW We develop, mine, manufacture and market sorbent products principally produced from clay minerals, primarily consisting of calcium bentonite, attapulgite and diatomaceous shale. Our principal products include agricultural and horticultural chemical carriers, animal health and nutrition products, cat litter, fluids purification and filtration bleaching clays, industrial and automotive floor absorbents, and sports field products. Our products are sold to two primary customer groups, including customers who resell our products as originally produced to the end consumer and other customers who use our products as part of their production process or use them as an ingredient in their final finished product. We have two reportable operating segments based on the different characteristics of our two primary customer groups: the Retail and Wholesale Products Group and the Business to Business Products Group. Each operating segment is discussed individually below. Additional detailed descriptions of the operating segments are included in Item 1 “Business” above. RESULTS OF OPERATIONS OVERVIEW Oil-Dri experienced another record-breaking year with consolidated net sales, gross profit and net income reaching an all-time high. Record revenues were achieved across both operating segments driven primarily by cat litter sales within the Retail and Wholesale Product Group segment and fluid purification product sales in our Business to Business Product Group segment. Within the Retail and Wholesale group growth from our existing products due to higher prices was further supplemented with the acquisition of Ultra Pet in the fourth quarter and the sales of silica-gel crystal cat litter. Within the Business to Business Products Group, revenue growth was driven by higher prices coupled with increased volumes of our fluid purification products. Despite higher per ton cost of goods sold and SG&A expenses our gross margin and consolidated income from operations increased in fiscal year 2024 when compared to fiscal year 2023. Consolidated net income for fiscal year 2024 was $39.4 million, or $5.43 per diluted common share, a 33% increase compared to $29.6 million, or $4.13 per diluted common share in fiscal year 2023. Driven primarily by the increase in operating income as well as fewer non-recurring transactions when compared to fiscal year 2023, offset by higher tax expense. Fiscal year 2023 was impacted by the $2.5 million reserve for the Georgia landfill modification costs and the $4.7 million charge in connection with the termination of the Company's pension plan. Refer to Notes 9 and 12 of the Consolidated Financial Statements for additional details. Our Consolidated Balance Sheets as of July 31, 2024, and our Consolidated Statements of Cash Flows for the fiscal year 2024 show an decrease in total cash and cash equivalents from fiscal year-end 2023. The decrease is mainly due to cash used in the acquisition of Ultra Pet, net of cash proceeds for financing the acquisition, and capital expenditures, off-set by improved net income. Refer to the "Liquidity and Capital Resources" section below. RESULTS OF OPERATIONS FISCAL YEAR 2024 COMPARED TO FISCAL YEAR 2023 CONSOLIDATED RESULTS Consolidated net sales in fiscal year 2024 reached an all-time high of $437.6 million, a 6% increase from net sales of $413.0 million in fiscal year 2023. Net sales increased for both our Retail and Wholesale and Business to Business Products Groups, primarily due to higher price increases implemented across both product groups, stronger sales volumes of fluid purification products, and new business from the Ultra Pet acquisition. Consolidated gross profit in fiscal year 2024 was $125.1 million, an increase of $21.9 million, or 21%, from gross profit of $103.2 million in the prior fiscal year. Our gross margin (defined as gross profit as a percentage of net sales) in fiscal year 2024 increased to 29% from 25% in fiscal year 2023. Our domestic cost of goods sold per ton increased 6%, driven 34 primarily by per ton increases in non-fuel manufacturing and freight, offset by lower per ton natural gas and packaging costs. Non-fuel manufacturing costs per ton increased 8% during fiscal year 2024 compared to fiscal year 2023, mainly due to higher per ton costs of labor and depreciation. Domestic freight costs per ton increased approximately 10% in fiscal year 2024 compared to fiscal year 2023, driven primarily by the impact of a significant customer in our cat litter business that altered shipping terms in January 2023 from collect to delivered as well as the higher per ton freight cost of our crystal cat litter products. Excluding the impact of these two factors, per ton domestic freight costs would have remained flat year over year. Ocean freight costs have also decreased due to both lower rates and export fees. However, our overall freight costs can vary between periods depending on the mix of products sold and the geographic distribution of our customers. Per ton cost of natural gas decreased 28% in fiscal year 2024 compared to fiscal year 2023 due to natural gas prices. Packaging costs per ton decreased by approximately 1% in fiscal year 2024 compared to fiscal year 2023 due to lower commodity costs, particularly as it relates to resin and pallet costs. Many of our contracts for packaging purchases are subject to periodic price adjustments, which trail changes in underlying commodity prices. Total selling, general and administrative expenses ("SG&A") increased 18% in fiscal year 2024 compared to fiscal year 2023. Unallocated corporate expenses increased by $7.3 million, or 24%, driven by mainly by higher anticipated compensation costs including increased performance-based incentives and acquisition and integration related expenses incurred in the current year. Additional expenses related to the integration of Ultra Pet are expected to be incurred in the first quarter of fiscal year 2025. The discussion of the segments' operating incomes below describes the changes in SG&A expenses that were allocated to the operating segments. Total other expenses, net were $2.0 million for fiscal year 2024, down $4.4 million compared to $6.4 million in fiscal year 2023. This was mostly driven by higher non-recurring transactions in fiscal year 2023 due to the $4.7 million loss on pension termination and the $2.5 million reserve recorded for anticipated landfill capacity modification costs, offset by higher foreign exchange losses in fiscal year 2024. Tax expense for fiscal year 2024 was $10.2 million with an effective tax rate of 21% compared to $5.2 million with an effective tax rate of 15% in fiscal year 2023. The increase in tax expense was driven by higher book income. See Note 6 of the Notes to the Consolidated Financial Statements for additional information about our income taxes. BUSINESS TO BUSINESS PRODUCTS GROUP Net sales of the Business to Business Products Group for fiscal year 2024 were $150.5 million, an increase of $8.1 million, or 6%, from net sales of $142.4 million in fiscal year 2023, driven by sales of our fluid purification products. Net sales of fluids purification products increased approximately $14.8 million or 19% in fiscal year 2024 compared with the prior year. The increase was primarily driven by new customers in the renewable diesel business in North America, as well as continued demand for our products used in the filtration of edible oil and jet-fuel, and to a lesser extent higher prices. Net sales increased in North America, our subsidiary in the UK, the Asia and the Europe, Middle East and Africa ("EMEA") regions, partially offset by a decrease in Latin America. Net sales of our animal health and nutrition products remained flat in fiscal year 2024 compared to the fiscal year 2023. Higher net sales in Latin America and North America were offset by softer sales in Asia and by our subsidiary in Mexico. Latin America sales grew due to stronger demand while North American sales rose due to a combination of higher prices and favorable mix. Net sales of our agricultural and horticultural chemical carrier products decreased approximately $6.7 million, or 17%, for fiscal year 2024 compared to fiscal year 2023 as a result of softer volumes offset partially by higher prices. This decline in volume was primarily due to reduced demand from a key customer that was still working through inventory from last year. See “Foreign Operations” below for a discussion of net sales for our foreign operations that sell our fluid purification and animal health and nutrition products. SG&A expenses for the Business to Business Products Group increased approximately $0.3 million, or 2%, for fiscal year 2024 compared to the prior fiscal year. The majority of the increase relates to higher compensation related expenses and research and development costs, offset by a reduction in technical service support costs from the research and development center and Microbiology Lab. The Business to Business Products Group’s operating income for fiscal year 2024 was $45.6 million, an increase of $7.9 million, or 21%, from operating income of $37.7 million for fiscal year 2023. The increase in operating income was mostly driven by higher net sales of our fluid purification products as discussed above. 35

RETAIL AND WHOLESALE PRODUCTS GROUP Net sales of the Retail and Wholesale Products Group for fiscal year 2024 were $287.1 million, an increase of $16.5 million, or 6%, from net sales of $270.6 million in fiscal year 2023 driven by increases of both our cat litter and industrial and sport products. Total cat litter net sales increased $15.5 million, or 7%, compared to the prior fiscal year driven mostly by higher prices. Domestic cat litter net sales were $212.8 million, an increase of $16.4 million from fiscal year 2023 due primarily to higher prices and the incremental sales of crystal cat litter in the fourth quarter. This was supplemented by increases in organic volume growth of both our branded lightweight and branded coarse litters offset by softer volumes of our private label clay-based offerings. Net sales of co-packaged products decreased by approximately $0.7 million compared to fiscal year 2023, mainly due to softer volumes which were partially driven by the cyberattack on one of our customers in the first quarter of fiscal year 2024. Net sales of our global industrial and sports products increased by approximately $0.9 million, or 2%, compared to fiscal year 2023, primarily driven by higher prices implemented to continue to rebuild margins. Net sales by our subsidiary in Canada increased period over period, as discussed in "Foreign Operations" below. SG&A expenses for the Retail and Wholesale Products Group were $3.5 million, or 21%, higher during fiscal year 2024 compared to fiscal year 2023 due primarily to higher advertising costs, compensation, and the amortization of the customer list acquired through the purchase of Ultra Pet. Advertising spend is expected to be lower in fiscal year 2025 compared to fiscal year 2024. The Retail and Wholesale Products Group’s segment operating income for fiscal year 2024 was $43.8 million, an increase of $10.0 million or 30%, from operating income of $33.8 million in fiscal year 2023. This was driven primarily by the increase in gross margins due to higher price on existing products and incremental sales of crystal cat litter, partially offset by higher cost of goods sold. FOREIGN SUBSIDIARIES Foreign operations include our subsidiary in Canada and Netherlands, which is included in the Retail and Wholesale Products Group, and our subsidiaries in the United Kingdom, China, Mexico and Indonesia, which are included in the Business to Business Products Group. Net sales by our foreign subsidiaries during fiscal year 2024 were $21.0 million, a decrease of $1.1 million, or 5%, from net sales of $22.1 million during fiscal year 2023. The decrease in net sales was driven mainly by our subsidiaries in China, Mexico, and Indonesia, offset by increases in UK and Canada. Net sales of our subsidiary in China decreased $1.0 million, or 38%, during fiscal year 2024 compared to fiscal year 2023 primarily due to the sale of all existing inventory to the new master distributor, which occurred in the first quarter of fiscal year 2024. Beginning January 2023, sales to China went directly through the Company and not through our subsidiary in China. Net sales of our subsidiary in Mexico decreased $0.8 million, or 32% during fiscal year 2024 compared to fiscal year 2023. Net sales of our subsidiary in the United Kingdom in fiscal year 2024 increased by $0.7 million, or 26%, compared to net sales in fiscal year 2023. The increase is driven by an increase in both volume and prices. Total net sales of our subsidiary in Canada during fiscal year 2024 increased by $0.2 million, or 1%, compared to fiscal year 2023, driven by higher prices in our industrial product sales offset by softer cat litter sales. Net sales by our foreign subsidiaries represented 5% of our consolidated net sales in fiscal years 2024 and 2023. For fiscal year 2024, our foreign subsidiaries reported a pre-tax net income of $0.7 million, compared to $1.0 million in fiscal year 2023. The decrease in 2024 was mainly driven by lower sales in China as we moved to selling to a master distributor directly through the Company and not through our subsidiary, offset by higher income in Canada and the UK as discussed above. Identifiable assets of our foreign subsidiaries as of July 31, 2024, were $8.7 million compared to $14.6 million as of July 31, 2023. LIQUIDITY AND CAPITAL RESOURCES Our principal short and long-term capital requirements include: funding working capital needs; purchasing and upgrading equipment, facilities, information systems, and real estate; supporting new product development; spending on marketing and advertising costs; investing in infrastructure; repurchasing stock; paying dividends; and, from time to time, business acquisitions. During fiscal year 2024, we principally funded these short and long-term capital requirements using cash from current operations and additional debt to fund a portion of the acquisition of Ultra Pet. Cash and cash equivalents totaled $23.5 million and $31.8 million as of July 31, 2024 and 2023, respectively. 36

We currently anticipate cash flows from operations and our available sources of liquidity will be sufficient to meet our cash requirements. In addition, we are actively monitoring the timing and collection of our accounts receivable. Given the current inflationary environment and impacts of supply chain disruption on our business, we continuously assess our liquidity needs and to actively manage our spending. The following table sets forth certain elements of our Consolidated Statements of Cash Flows for the fiscal year (in thousands): 2024 2023 Net cash provided by operating activities ..................................... $ 60,313 $ 49,764 Net cash used in investing activities ............................................. (76,116) (24,567) Net cash provided by (used in) financing activities ...................... 8,326 (9,518) Effect of exchange rate changes on cash and cash equivalents .... 204 (223) Net (decrease) increase in cash and cash equivalents ................... $ (7,273) $ 15,456 Net cash provided by operating activities In addition to net income, as adjusted for depreciation and amortization and other non-cash operating activities, the primary sources and uses of operating cash flow for fiscal year 2024 were as follows: Excluding the impact of accounts receivable acquired through the purchase of Ultra Pet, accounts receivables, less allowance for credit losses and cash discounts, were $1.5 million lower at fiscal year-end 2024 compared to fiscal year-end 2023. The variation in accounts receivable balances reflects differences in the level and timing of collections as well as the payment terms provided to various customers. Excluding the impact of inventory acquired through the purchase of Ultra Pet, inventories were $4.7 million higher at fiscal year-end 2024 compared to fiscal year-end 2023. The increase is primarily due to rising costs and building inventory levels to meet expected future demand. During fiscal year 2024 we have continued to manage inventory balances primarily focusing on building finished goods inventory offset by decreases in packaging and other through strategic supply chain management. See Note 1 of the Notes to the Consolidated Financial Statements for further information regarding our inventory. Excluding the impact of prepaid assets acquired through the purchase of Ultra Pet, prepaid expenses were $2.4 million higher at fiscal year-end 2024 compared to fiscal year-end 2023 driven primarily by an increase in prepaid tax and insurance expenses. Excluding the impact of accounts payable acquired through the purchase of Ultra Pet, accounts payable were $2.8 million lower at fiscal year-end 2024 compared to fiscal year-end 2023. The decrease is due to higher trade payables mainly due to timing. Changes in trade accounts payable in all periods are subject to normal fluctuations in the timing of payments, the cost of goods and services we purchased, production volume levels and vendor payment terms. Excluding the impact of accrued expenses acquired through the purchase of Ultra Pet, accrued expenses were $2.4 million higher at fiscal year-end 2024 compared to fiscal year-end 2023. The increase in accrued expenses during the fiscal year 2024 was driven by higher compensation-related expenses, higher advertising expense accruals, and accrued payables. Net cash used in investing activities Cash used in investing activities was $76.1 million in fiscal year 2024. Cash used in investing activities primarily related to the acquisition of Ultra Pet and capital expenditures to expand our plant equipment and improve our facilities in order to support increased demand for our products. 37

Net cash provided by (used in) financing activities Cash provided by financing activities was $8.3 million in fiscal year 2024, which was driven by a $10 million advance under the Credit Agreement, and the issuance of $10 million in aggregate principal amount Series D Senior Notes. This increase in cash was offset by payments for dividends, stock repurchases and debt repayments. See Note 4 of the Notes to the Consolidated Financial Statements for further information regarding debt. Other Total cash and investment balances held by our foreign subsidiaries as of July 31, 2024 and 2023 were $4.5 and $5.2 million, respectively. See further discussion in the “Foreign Operations” section above. As of July 31, 2024, we had remaining authority to repurchase 379,925 shares of Common Stock and 262,092 shares of Class B Stock under a repurchase plan approved by our Board of Directors. Repurchases may be made on the open market (pursuant to Rule 10b5-1 plans or otherwise) or in negotiated transactions. The timing and number of shares repurchased will be determined by our management pursuant to the repurchase plan approved by our Board of Directors. In fiscal years 2024 and 2023, we made repurchases of stock as further discussed in Item 5 "Market for Registrant's Common Equity, Related Stockholders Matters and Issuer Purchases of Equity Securities." We believe that cash flow from operations, availability under our revolving credit facility, current cash balances and our ability to obtain other financing, if necessary, will provide adequate cash funds for foreseeable working capital needs, capital expenditures at existing facilities, deferred compensation payouts, dividend payments and debt service obligations for at least the next 12 months. We continually evaluate our liquidity position and anticipated cash needs, as well as the financing options available to obtain additional cash reserves. Our ability to fund operations, to make planned capital expenditures, to make scheduled debt payments, and to remain in compliance with all financial covenants under debt agreements, including, but not limited to, the current credit agreement, depends on our future operating performance, which, in turn, is subject to prevailing economic conditions and to financial, business and other factors. The timing and size of any new business ventures or acquisitions that we complete may also impact our cash requirements. As of July 31, 2024 and 2023, we were in compliance with all debt covenants. OFF BALANCE SHEET ARRANGEMENTS We do not have any unconsolidated special purpose entities. As of July 31, 2024, we do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors. The term “off-balance sheet arrangement” generally means any transaction, agreement or other contractual arrangement to which an entity unconsolidated with us is a party, under which we have: (i) any obligation arising under a guarantee contract, derivative instrument or variable interest; or (ii) a retained or contingent interest in assets transferred to such entity or similar arrangement that serves as credit, liquidity or market risk support for such assets. CRITICAL ACCOUNTING POLICIES AND ESTIMATES Management’s discussion and analysis of the financial condition and results of operations are based upon our Consolidated Financial Statements, which have been prepared in accordance with the generally accepted accounting principles of the United States (“U.S. GAAP”). We review our financial reporting and disclosure practices and accounting policies annually to ensure that our financial reporting and disclosures provide accurate and transparent information relative to the current economic and business environment. We believe that, of our significant accounting policies stated in Note 1 of the Notes to the Consolidated Financial Statements, the policies listed below involve a higher degree of judgment and/or complexity. The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, as well as the reported amounts of revenues and expenses during the reporting period. Significant estimates include income taxes, promotional programs, pension accounting and allowance for credit losses. Actual results could differ from these estimates. Income Taxes. Our effective tax rate on earnings was based on income, statutory tax rates and tax planning opportunities available to us in various jurisdictions in which we operate. Significant judgment was required in determining our effective tax rate and in evaluating our tax positions. 38

We determine our current and deferred taxes in accordance with Accounting Standards Codification (“ASC”) 740 Income Taxes. The tax effect of the expected reversal of tax differences was recorded at rates currently enacted for each jurisdiction in which we operate. To the extent that temporary differences will result in future tax benefit, we must estimate the timing of their reversal and whether taxable operating income in future periods will be sufficient to fully recognize any deferred tax assets. We maintain valuation allowances where it is likely that all or a portion of a deferred tax asset will not be realized. Changes in valuation allowances from period to period are included in the income tax provision in the period of change. In determining whether a valuation allowance is warranted, we take into account such factors as prior earnings history, expected future earnings and other factors that could affect the realization of deferred tax assets. We recorded valuation allowances of $2.5 million and $1.7 million for the amount of the deferred tax benefit related to our foreign net operating loss carryforwards and certain state net operating loss carryforwards as of July 31, 2024 and 2023, respectively, because we believe it is unlikely we will realize the benefit of these tax attributes in the future. In addition to valuation allowances, we may provide for uncertain tax positions when such tax positions do not meet certain recognition thresholds or measurement standards. Amounts for uncertain tax positions are adjusted when new information becomes available or when positions are effectively settled. We did not record a liability for unrecognized tax benefits at either July 31, 2024 or 2023. See Note 6 of the Notes to the Consolidated Financial Statements for further discussion. Trade Promotions. We routinely commit to one-time or ongoing trade promotion programs in our Retail and Wholesale Products Group. Promotional reserves are provided for sales incentives made directly to consumers, such as coupons, and sales incentives made to customers, such as slotting, discounts based on sales volume, cooperative marketing programs and other arrangements. All such trade promotion costs are netted against sales. Promotional reserves are established based on our best estimate of the amounts necessary to settle future and existing claims on products sold as of the balance sheet date. To estimate trade promotion reserves, we rely on our historical experience of trade spending patterns and that of the industry, current trends and forecasted data. While we believe our promotional reserves are reasonable and that appropriate judgments have been made, estimated amounts could differ from future obligations. We have accrued liabilities at the end of each period for the estimated trade spending programs. We recorded liabilities of approximately $2.7 million and $2.3 million for trade promotions as of July 31, 2024 and 2023, respectively. Pension and Postretirement Benefit Costs. We calculate our pension and postretirement health benefit obligations and the related effects on results of operations using actuarial models. To measure the expense and obligations, we must make a variety of estimates including critical assumptions for the discount rate used to value certain liabilities and the expected return on plan assets set aside to fund these costs. We evaluate these critical assumptions at least annually. Other assumptions involving demographic factors, such as retirement age, mortality and turnover, are evaluated periodically and are updated to reflect actual experience. As these assumptions change from period to period, recorded pension and postretirement health benefit amounts and funding requirements could also change. Actual results in any given year will often differ from actuarial assumptions because of economic and other factors. The discount rate is the rate assumed to measure the single amount that, if invested at the measurement date in a portfolio of high-quality debt instruments, would provide the necessary future cash flows to pay the pension benefits when due. The discount rate is subject to change each year. We refer to an applicable index and the expected duration of the benefit payments to select a discount rate at which we believe the benefits could be effectively settled. The discount rate was the single equivalent rate that would yield the same present value as the plan’s expected cash flows discounted with spot rates on a yield curve of investment-grade corporate bonds. The yield curve used in both fiscal years 2024 and 2023 was the FTSE Pension Discount Curve (formerly called the Citi Pension Discount Curve). Our determination of pension expense or income is based on a market-related valuation of plan assets, which is the fair market value. Our expected rate of return on plan assets is determined based on asset allocations and historical experience. The expected long-term rate of inflation and risk premiums for the various asset categories are based on general historical returns and inflation rates. The target allocation of assets is used to develop a composite rate of return assumption. See Note 9 of the Notes to the Consolidated Financial Statements for additional information. As further described in Note 9 of the Notes to the Consolidated Financial Statements, we terminated the pension plan in fiscal year 2023. Trade Receivables. We recognize trade receivables when control of finished products are transferred to our customers. We record an allowance for credit losses based on our expectations and a periodic review of our accounts receivable, including a review of the overall aging of accounts, consideration of customer credit risk and analysis of facts and 39 circumstances about specific accounts. A customer account is determined to be uncollectible when it is probable that a loss will be incurred after we have completed our internal collection procedures, including termination of shipments, direct customer contact and formal demand of payment. We believe our allowance for credit losses is reasonable; however, the unanticipated default by a customer with a material trade receivable could occur. We also record an estimated allowance for cash discounts offered in our payment terms to some customers. We recorded a total allowance for credit losses and cash discounts of $0.9 million and $1.1 million as of July 31, 2024 and 2023, respectively. Revenue Recognition. We recognize revenue when performance obligations under the terms of the contracts with customers are satisfied. Our performance obligation generally consists of the promise to sell finished products to wholesalers, distributors and retailers or consumers and our obligations have an original duration of one year or less. Control of the finished products are transferred upon shipment to, or receipt at, customers' locations, as determined by the specific terms of the contract. We have completed our performance obligation when control is transferred and we recognize revenue accordingly. Taxes collected from customers and remitted to governmental authorities are excluded from net sales. Sales returns are not material nor are warranties and any related obligations. Inventories. We value inventories at the lower of cost (first-in, first-out) or net realizable value. Inventory costs include the cost of raw materials, packaging supplies, labor and other overhead costs. We perform a detailed review of our inventory to determine if a reserve adjustment is necessary, giving consideration to obsolescence, inventory levels, product deterioration and other factors. The review also surveys all of our operating facilities and sales divisions to give consideration to historic and new market trends. The inventory reserve value was $3.8 million as of July 31, 2024 and $3.6 million as of July 31, 2023. Reclamation. During the normal course of our mining process we remove overburden and perform on-going reclamation activities. As overburden is removed from a mine site, it is hauled to a previously mined site and used to refill older sites. This process allows us to continuously reclaim older mine sites and dispose of overburden simultaneously, therefore minimizing the costs associated with the reclamation process. On an annual basis we evaluate our potential reclamation liability in accordance with ASC 410, Asset Retirement and Environmental Obligations. We have recorded an estimated net reclamation asset of $2.2 million, as of both July 31, 2024 and 2023, and a corresponding estimated reclamation liability of $4.8 million as of July 31, 2024 and $4.5 million as of July 31, 2023. These values represent the discounted present value of the estimated future mining reclamation and landfill closure and monitoring costs at the production plants. The reclamation assets are depreciated over the estimated useful lives of the various mines. The reclamation liabilities are increased based on a yearly accretion charge over the estimated useful lives of the mines. Accounting for reclamation obligations requires that we make estimates unique to each mining operation of the future costs we will incur to complete the reclamation work required to comply with existing laws and regulations. Actual future costs incurred could significantly differ from estimated amounts. Future changes to environmental laws could increase the extent of reclamation work required. Any such increases in future costs could materially impact the amount incurred for reclamation costs. Impairment of goodwill, trademarks and other intangible assets. We review carrying values of goodwill, trademarks and other indefinite-lived intangible assets periodically for possible impairment in accordance ASC 350, Intangibles – Goodwill and Other. Our impairment review requires significant judgment with respect to factors such as volume, revenue and expenses. Impairment occurs when the carrying value exceeds the fair value. Our impairment analysis is performed in the third quarter of the fiscal year and may be re-performed during the year when indicators such as unexpected adverse economic factors, unanticipated technological changes, competitive activities and acts by governments and courts indicate that an asset may become impaired. No such triggering events or impairment of goodwill was identified in fiscal year 2024 however this could change in the future, as outlined under Item 1A "Risk Factors." Valuation of acquired goodwill and intangible assets. We account for business combinations using the acquisition method of accounting in accordance with ASC 805, Business Combinations. The identifiable assets acquired and liabilities assumed are recorded at their fair values on the date of acquisition. The difference in the fair value of consideration transferred over the fair values of the assets and liabilities is recorded as goodwill. We make significant estimates and assumptions when determining the fair values of assets and liabilities obtained through a business combination, especially regarding intangible assets. We utilize various approaches to establish the fair value of intangible assets acquired. The Company believes its estimates of the fair value of intangible assets to be reasonable. However, actual financial results may differ from the estimates because of the inherent uncertainty involved. 40

NEW ACCOUNTING PRONOUNCEMENTS Recently Issued Accounting Standards Not Yet Adopted In December 2023, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2023-09, "Income Taxes (Topic 740): Improvements to Income Tax Disclosures." These amendments primarily require enhanced disclosures and disaggregation of income tax information by jurisdiction in the annual income tax reconciliation and quantitative disclosures regarding income taxes paid. These amendments are to be applied prospectively, with the option to apply the standard retrospectively, for annual periods beginning after December 15, 2024. Early adoption is permitted. We are currently evaluating the impact that the adoption of this guidance will have on our disclosures. In November 2023, the FASB issued ASU No. 2023-07, "Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures." These amendments primarily require enhanced disclosures about significant segment expenses regularly provided to the chief operating decision maker and included within each reported measure of segment profit or loss. In addition, ASU No. 2023-07 also requires all annual disclosures currently required by Topic 280 to be included in interim periods. These amendments are to be applied retrospectively for all periods presented in the financial statements and are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. We are currently evaluating the impact that the adoption of this guidance will have on our disclosures. Recently Adopted Accounting Standards There have been no new accounting pronouncements adopted in the period. 41

ITEM 8 – FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA OIL-DRI CORPORATION OF AMERICA CONSOLIDATED BALANCE SHEETS July 31, 2024 2023 ASSETS (in thousands) Current Assets Cash and cash equivalents ................................................................................................... $ 23,481 $ 31,754 Accounts receivable, less allowance of $934 and $1,087 in 2024 and 2023, respectively ....................................................................................... 62,171 59,287 Inventories, net ..................................................................................................................... 54,236 42,612 Prepaid expenses and other assets ....................................................................................... 7,270 2,854 Total Current Assets ........................................................................................... 147,158 136,507 Property, Plant and Equipment Land ..................................................................................................................................... 13,550 13,619 Buildings and leasehold improvements ............................................................................... 41,648 40,940 Machinery and equipment ................................................................................................... 192,788 184,471 Office furniture and equipment ............................................................................................ 22,530 18,744 Vehicles ............................................................................................................................... 24,617 17,663 Construction in progress ...................................................................................................... 20,974 15,856 Mining assets ....................................................................................................................... 9,966 9,286 Capital parts ......................................................................................................................... 7,488 5,271 Less accumulated depreciation and amortization ................................................................ (195,765) (184,978) Total Property, Plant and Equipment, Net .......................................................... 137,796 120,872 Other Assets Goodwill .............................................................................................................................. 15,443 3,618 Trademarks, trade names and patents, net of accumulated amortization of $625 and $578 in 2024 and 2023, respectively .......................................................... 6,662 1,399 Customer list, net of accumulated amortization of $8,149 and $7,763 in 2024 and 2023, respectively ..................................................... 20,036 22 Deferred income taxes ......................................................................................................... 1,537 7,201 Operating lease right-of-use assets ...................................................................................... 18,667 9,386 Other .................................................................................................................................... 7,306 7,230 Total Other Assets .............................................................................................. 69,651 28,856 Total Assets ................................................................................................................................ $ 354,605 $ 286,235 42

OIL-DRI CORPORATION OF AMERICA CONSOLIDATED BALANCE SHEETS (continued) July 31, 2024 2023 LIABILITIES AND STOCKHOLDERS’ EQUITY (in thousands) Current Liabilities Current maturities of notes payable ..................................................................................... $ 1,000 $ 1,000 Accounts payable ................................................................................................................. 15,009 17,101 Dividends payable ................................................................................................................ 2,096 1,927 Operating lease liabilities ..................................................................................................... 4,556 1,872 Accrued expenses ................................................................................................................ 44,016 36,868 Total Current Liabilities ..................................................................................... 66,677 58,768 Noncurrent Liabilities Long-term debt, net of unamortized debt issuance costs of $226 and $173 in 2024 and 2023, respectively ................................................................................................................ 49,774 30,827 Deferred compensation ........................................................................................................ 5,667 4,512 Long-term operating lease liabilities ................................................................................... 15,391 8,810 Other .................................................................................................................................... 6,508 6,242 Total Noncurrent Liabilities ............................................................................... 77,340 50,391 Total Liabilities ......................................................................................................................... 144,017 109,159 Commitments and contingencies (See Note 12) Stockholders’ Equity Common Stock, par value $.10 per share, issued 8,843,673 shares in 2024 and 8,750,223 shares in 2023 ..................................................................................................... 884 875 Class B Stock, convertible, par value $.10 per share, issued 2,518,056 shares in 2024 and 2,397,056 shares in 2023 ............................................................................................... 252 240 Additional paid-in capital .................................................................................................... 60,877 55,624 Retained earnings ................................................................................................................. 232,247 200,796 Accumulated other comprehensive income ......................................................................... 769 748 Less treasury stock, at cost (3,702,185 Common and 362,649 Class B shares in 2024 and 3,658,989 Common and 351,641 Class B shares in 2023) ........................................... (84,441) (81,207) Total Stockholders’ Equity ...................................................................................................... 210,588 177,076 Total Liabilities and Stockholders’ Equity ............................................................................. $ 354,605 $ 286,235 The accompanying notes are an integral part of the Consolidated Financial Statements. 43

OIL-DRI CORPORATION OF AMERICA CONSOLIDATED STATEMENTS OF OPERATIONS Year Ended July 31, 2024 2023 (in thousands, except for per share data) Net Sales ........................................................................................................... $ 437,587 $ 413,021 Cost of Goods Sold .......................................................................................... (312,493) (309,794) Gross Profit ..................................................................................................... 125,094 103,227 Selling, General and Administrative Expenses ............................................ (73,449) (62,187) Income from Operations ................................................................................ 51,645 41,040 Other (Expense) Income Interest income .......................................................................................... 873 465 Interest expense ......................................................................................... (1,804) (1,464) Loss on pension termination ...................................................................... — (4,652) Foreign exchange (loss) gain ..................................................................... (628) 105 Other, net ................................................................................................... (435) (816) Total Other Expense, Net ................................................................... (1,994) (6,362) Income Before Income Taxes ......................................................................... 49,651 34,678 Income Tax Expense ....................................................................................... (10,225) (5,195) Net Income ....................................................................................................... $ 39,426 $ 29,483 Net Loss Attributable to Noncontrolling Interest ........................................ — (68) Net Income Attributable to Oil-Dri .............................................................. $ 39,426 $ 29,551 Net Income Per Share Basic Common Stock ................................................................................ $ 5.85 $ 4.45 Basic Class B Stock ................................................................................... $ 4.40 $ 3.35 Diluted Common Stock ............................................................................. $ 5.43 $ 4.13 Diluted Class B Stock ................................................................................ $ 4.40 $ 3.35 Average Shares Outstanding Basic Common Stock ................................................................................ 4,885 4,825 Basic Class B Stock .................................................................................. 1,976 1,959 Diluted Common Stock ............................................................................. 6,861 6,784 Diluted Class B Stock ................................................................................ 1,976 1,959 Dividends Declared Per Share ....................................................................... Common Stock .......................................................................................... 1.180 1.130 Class B Stock ............................................................................................. 0.887 0.848 The accompanying notes are an integral part of the Consolidated Financial Statements. 44

OIL-DRI CORPORATION OF AMERICA CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME Year Ended July 31, 2024 2023 (in thousands) Net Income Attributable to Oil-Dri .............................................................. $ 39,426 $ 29,551 Other Comprehensive Income (Loss): Pension and postretirement benefits, net of tax ......................................... 64 3,254 Cumulative translation adjustment ............................................................ (43) (323) Other Comprehensive Income .................................................................... 21 2,931 Comprehensive Income .................................................................................. $ 39,447 $ 32,482 The accompanying notes are an integral part of the Consolidated Financial Statements. 45

OIL-DRI CORPORATION OF AMERICA
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Number of Shares		(in thousands)						
	Common & Class B Stock	Treasury Stock	Common & Class B Stock	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Non-Controlling Interest	Total Stockholders' Equity
Balance, July 31, 2022	**11,083,824**	**(3,961,579)**	**$ 1,108**	**$ 52,467**	**$ 178,754**	**$ (79,428)**	**$ (2,183)**	**$ (369)**	**$ 150,349**
Net income (loss)	—	—	—	—	29,551	—	—	(68)	29,483
Other comprehensive income	—	—	—	—	—	—	2,931	—	2,931
Dividends declared	—	—	—	—	(7,509)	—	—	—	(7,509)
Purchases of treasury stock	—	(25,055)	—	—	—	(1,078)	—	—	(1,078)
Net issuance of stock under long-term incentive plans	63,455	(23,996)	7	695	—	(701)	—	—	1
Amortization of restricted stock	—	—	—	3,147	—	—	—	—	3,147
Contributions from noncontrolling interests	—	—	—	(685)	—	—	—	437	(248)
Balance, July 31, 2023	**11,147,279**	**(4,010,630)**	**$ 1,115**	**$ 55,624**	**$ 200,796**	**$ (81,207)**	**$ 748**	**$ —**	**$ 177,076**
Net income	—	—	—	—	39,426	—	—	—	39,426
Other comprehensive income	—	—	—	—	—	—	21	—	21
Dividends declared	—	—	—	—	(7,975)	—	—	—	(7,975)
Purchases of treasury stock	—	(42,554)	—	—	—	(2,778)	—	—	(2,778)
Net issuance of stock under long-term incentive plans	214,450	(11,650)	21	434	—	(456)	—	—	(1)
Amortization of restricted stock	—	—	—	4,819	—	—	—	—	4,819
Balance, July 31, 2024	**11,361,729**	**(4,064,834)**	**$ 1,136**	**$ 60,877**	**$ 232,247**	**$ (84,441)**	**$ 769**	**$ —**	**$ 210,588**

The accompanying notes are an integral part of the Consolidated Financial Statements.

46

OIL-DRI CORPORATION OF AMERICA CONSOLIDATED STATEMENTS OF CASH FLOWS Year-Ended July 31, 2024 2023 (in thousands) Cash Flows from Operating Activities Net income ................................................................................................................... $ 39,426 $ 29,483 Adjustments to reconcile net income to net cash provided by operating activities: Depreciation and amortization ........................................................................ 19,281 15,528 Non-cash stock compensation expense .......................................................... 4,819 3,147 Loss on pension termination ........................................................................... — 4,652 Deferred income tax expense (provision) ....................................................... 1,697 (4,431) Net (decrease) increase to provision for bad debts and cash discounts .......... (153) 284 Loss on impairment of patent applications ..................................................... — 61 Accretion for asset retirement obligation 211 161 Loss on impairments and disposals of property, plant and equipment ........... 314 1,044 (Increase) decrease in: Accounts receivable ................................................................................. 1,453 (7,899) Inventories ............................................................................................... (4,682) (2,204) Prepaid expenses ...................................................................................... (2,431) 1,082 Deferred income taxes ............................................................................. (115) 510 Other assets .............................................................................................. 3,404 59 Increase (decrease) in: Accounts payable ..................................................................................... (2,794) 3,241 Accrued expenses .................................................................................... 2,449 6,455 Deferred compensation ............................................................................ 1,155 (47) Other liabilities ........................................................................................ (3,721) (1,362) Total Adjustments ............................................................................................ 20,887 20,281 Net Cash Provided by Operating Activities ................................. 60,313 49,764 Cash Flows from Investing Activities Capital expenditures ....................................................................................... (32,000) (24,368) Proceeds from sale of property, plant and equipment .................................... 182 70 Acquisition of business ................................................................................... (44,298) — Acquisition of equity in Agromex .................................................................. — (269) Net Cash Used in Investing Activities ......................................... (76,116) (24,567) Cash Flows from Financing Activities Proceeds from long-term debt ........................................................................ 20,000 — Principal payments on notes payable .............................................................. (1,000) (1,000) Payment of debt issuance costs ....................................................................... (90) (7) Dividends paid ................................................................................................ (7,806) (7,433) Purchase of treasury stock .............................................................................. (2,778) (1,078) Net Cash Provided by (Used in) Financing Activities ................. 8,326 (9,518) Effect of exchange rate changes on cash and cash equivalents ................................... 204 (223) Net (Decrease) Increase in Cash and Cash Equivalents ......................................... (7,273) 15,456 Cash, Cash Equivalents and Restricted Cash, Beginning of Year ........................ 31,754 16,298 Cash, Cash Equivalents and Restricted Cash, End of Year .................................. $ 24,481 $ 31,754 The accompanying notes are an integral part of the Consolidated Financial Statements. 47

CONSOLIDATED STATEMENTS OF CASH FLOWS - CONTINUED Year-Ended July 31, 2024 2023 (in thousands) Supplemental disclosure: Reconciliation of cash, cash equivalents and restricted cash Cash and cash equivalents $ 23,481 $ 31,754 Restricted cash in prepaid expenses and other assets $ 1,000 $ — Other cash flows: Interest payments, net of amounts capitalized ................................................ $ 1,089 $ 1,135 Income tax payments ....................................................................................... $ 10,006 $ 7,367 Noncash investing and financing activities: Capital expenditures accrued, but not paid ..................................................... $ 7,892 $ 4,279 Cash dividends declared and accrued, but not paid ........................................ $ 2,096 $ 1,927 The accompanying notes are an integral part of the Consolidated Financial Statements. 48

OIL-DRI CORPORATION OF AMERICA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

We are a leader in developing, manufacturing and/or marketing sorbent products. Our sorbent products are principally produced from clay minerals. Our absorbent clay products include cat litter, industrial floor absorbents, agricultural chemical carriers and animal feed additives. Our adsorbent products include bleaching clays, which are used for filtration of edible oils, pre-treatment of renewable diesel, and for purification of petroleum-based oils. We also sell synthetic sorbents, which are used for industrial cleanup and cat litter.

Principles of Consolidation

The Consolidated Financial Statements include the accounts of Oil-Dri Corporation of America and its subsidiaries. All significant intercompany balances and transactions have been eliminated from the Consolidated Financial Statements.

Reclassification

Certain amounts in the prior period financial statements have been reclassified to conform to the presentation of the current period financial statements. These immaterial reclassifications had no effect on the previously reported net income or net cash flows.

Management Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period as well as the related disclosures. Estimates and assumptions about future events cannot be made with certainty. All of our estimates and assumptions are revised periodically. Actual results could differ from these estimates.

Cash, Cash Equivalents and Restricted Cash

Cash equivalents are highly liquid investments with maturities of three months or less.

The following table provides a reconciliation of cash, cash equivalents and restricted cash as of July 31, 2024 and 2023 reported within the Consolidated Balance Sheets that sum to the total of the same such amounts shown in the Consolidated Statement of Cash Flows (in thousands):

	2024	2023
Cash and cash equivalents	$ 23,481	$ 31,754
Restricted cash included in prepaid expenses and other assets	1,000	—
Cash, cash equivalents, and restricted cash	$ 24,481	$ 31,754

Trade Receivables

We recognize trade receivables when control of finished products are transferred to our customers. We record an allowance for credit losses based on our expectations and a periodic review of our accounts receivable, including a review of the overall aging of accounts, consideration of customer credit risk and analysis of facts and circumstances about specific accounts. A customer account is determined to be uncollectible when it is probable that a loss will be incurred after we have completed our internal collection procedures, including termination of shipments, direct customer contact and formal demand of payment. We retain outside collection agencies to facilitate our collection efforts. Past due status is determined based on contractual terms and customer payment history. We also include an allowance for expected cash discounts to be taken.

49

INVENTORIES

The composition of inventories was as follows as of July 31 (in thousands):

	2024	2023
Finished goods	**$ 31,772**	$ 21,943
Packaging	**8,995**	8,007
Spare parts	**7,059**	$ 5,981
Other	**6,410**	6,681
Inventories, net	**$ 54,236**	$ 42,612

Inventories are valued at the lower of cost (first-in, first-out) or net realizable value. Inventory costs include the cost of raw materials, packaging supplies, labor and other overhead costs. We performed a detailed review of our inventory items to determine if an obsolescence reserve adjustment was necessary. The review surveyed all of our operating facilities and sales groups to ensure that both historical issues and new market trends were considered. The obsolescence reserve not only considers specific items, but also takes into consideration the overall value of the inventory as of the balance sheet date. We recorded inventory reserves of approximately $3.8 million as of July 31, 2024, and $3.6 million as of July 31, 2023. The other category of inventories includes a variety of items including clay, additives, fragrances and other supplies. Spare parts in inventory is recorded net of a valuation reserve based on aging.

TRANSLATION OF FOREIGN CURRENCIES

Assets and liabilities of foreign subsidiaries, where the local currency is the functional currency, are translated to U.S. dollars at the exchange rates in effect at period end. Income statement items are translated at the average exchange rate on a monthly basis. Resulting translation adjustments are recorded as a separate component of stockholders' equity.

INTANGIBLES AND GOODWILL

Our intangible assets are mainly comprised of customer lists, patents, trademarks, trade names and goodwill. We amortize customer lists and patents on a straight-line basis over periods ranging from 18 to 20 years. During fiscal year 2024 we recorded additions of intangible assets of $37.4 million related to the acquisition of Ultra Pet, the components of which are customer list of $20.4 million amortized over a useful life of 18 years, $5.2 million of trade name and $11.8 million of goodwill.

Intangible amortization was $0.5 million in fiscal year 2024 and $0.3 million in fiscal year 2023.

Our estimated intangible amortization expense for the next five fiscal years is as follows (in thousands):

2025	$ 1,204
2026	$ 1,204
2027	$ 1,204
2028	$ 1,204
2029	$ 1,204

The remaining weighted average amortization period of our intangibles subject to amortization is as follows (in years):

	Weighted Average Amortization Period
Patents	10.1
Customer list	17.8
Total intangible assets subject to amortization	17.6

Trademarks and trade names acquired through acquisition were determined to have indefinite lives. We had $5.6 million and $0.4 million of indefinite life trademarks and trade names as of July 31, 2024 and 2023, respectively.

50

Goodwill by operating segment was as follows as of July 31 (in thousands): 2024 2023 Business to Business .................. 3,618 3,618 Retail and Wholesale ................. $ 11,825 — Total ........................................... $ 15,443 $ 3,618 We review indefinite-lived intangibles and goodwill to assess for impairment on the first day of our fiscal fourth quarter, or more frequently if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. We also perform a review for indicators of impairment each quarter to assess whether an interim impairment review is required for any reporting unit. Our review entails a qualitative analysis of triggering events and, if identified, a further analysis is performed based on cash flow considerations and other approaches that require significant judgment with respect to volume, revenue, expenses and allocations. Impairment occurs when the carrying value exceeds the fair value. We performed our impairment assessment and identified no triggering events in that would indicate the need for impairment of indefinite intangible assets or goodwill in either 2024 or 2023. PROPERTY, PLANT AND EQUIPMENT Property, plant and equipment are depreciated using the straight-line method over their estimated useful lives which are listed below. Depreciation expense was $18.8 million and $15.3 million in fiscal years 2024 and 2023, respectively. Major improvements and betterments are capitalized, while maintenance and repairs that do not extend the useful life or increase functionality of the applicable assets are expensed as incurred. Interest expense may also be capitalized for assets that require a period of time to get them ready for their intended use. There was no capitalized interest in fiscal years 2024 and 2023. Years Buildings and leasehold improvements ................ 3 - 40 Machinery and equipment Packaging ....................................................... 2 - 20 Processing ...................................................... 2 - 25 Mining and other ............................................ 2 - 15 Office furniture and equipment ............................. 2 - 15 Vehicles ................................................................. 2 - 15 Capital parts .......................................................... 3 - 7 Property, plant and equipment are carried at cost on the Consolidated Balance Sheets and are reviewed for possible impairment on an annual basis or when circumstances indicate that an asset may be impaired. We take into consideration idle and underutilized equipment and review business plans for possible impairment. When impairment is indicated, an impairment charge is recorded for the difference between the carrying value of the asset and its fair market value. In fiscal year 2024, we recognized $0.1 million in impairment for fixed assets no longer in use, and $0.9 million in fiscal year 2023. Impairment is included in cost of goods sold on the Consolidated Statement of Operations. LAND AND MINING ASSETS Our mining assets include mining properties, mineral rights and reclamation asset. We surface mine sorbent minerals on property that we either own or lease. A significant part of our mining cost is incurred during the process of removing the overburden from the mine site, thus exposing the sorbent material used in a majority of our production processes. Pre- production overburden removal costs associated with opening a new mine during the development phase are deferred. There were no capitalized pre-production costs incurred in fiscal year 2024. In fiscal year 2023, $0.1 million of pre-production costs, including overburden removal costs, were capitalized. Capitalized development costs are amortized when the sorbent material is removed from the mine and used to produce product for sale. At the end of fiscal year 2024, the amount of development costs that are being amortized is $4.0 million. Stripping costs incurred during production are treated as a variable inventory production cost and are included in cost of goods sold. Stripping costs included in cost of goods sold were approximately $5.4 million and $4.0 million for fiscal years 2024 and 2023, respectively. Additionally, it is our policy to capitalize the purchase cost of land and mineral rights, including associated legal, survey, and real estate fees. The costs of obtaining mineral rights, including legal fees and drilling expenses, are also 51 capitalized. As of both fiscal years ending July 31, 2024 and July 31, 2023 we had $13.6 million of land and $2.2 million of gross mineral rights. Any prepaid royalties that may be offset against future royalties due upon extraction of the mineral are also capitalized. Prepaid royalties included in current prepaid expenses and in non-current other assets on the Consolidated Balance Sheets were approximately $2.3 million as of July 31, 2024 and $2.0 million as of July 31, 2023. RECLAMATION We perform ongoing reclamation activities during the normal course of our overburden removal. As overburden is removed from a mine site, it is hauled to previously mined sites and is used to refill the older sites. This process allows us to continuously reclaim older mine sites and dispose of overburden simultaneously, therefore minimizing the costs associated with the reclamation process. On an annual basis we evaluate our potential reclamation liability in accordance with ASC 410, Asset Retirement and Environmental Obligations. Reclamation assets are depreciated over the estimated useful lives of the various mines. Reclamation liabilities are increased based on a yearly accretion charge over the estimated useful lives of the mines. We recorded an estimated net reclamation asset of $2.2 million as of both July 31, 2024 and 2023, and a corresponding estimated reclamation liability of $4.8 million as of July 31, 2024 and $4.5 million as of July 31, 2023. These values represent the discounted present value of the estimated future mining reclamation and landfill closure costs at the production plants. Additional mining activity, disturbance of land, and higher costs account for a majority of the increase in the reclamation liability. TRADE PROMOTIONS We routinely commit to one-time or ongoing trade promotion programs, primarily in our Retail and Wholesale Products Group. All such costs are netted against sales. We have accrued liabilities at the end of each period for the estimated expenses incurred but not yet paid for these programs. Promotional reserves are provided for sales incentives made directly to consumers, such as coupons, and sales incentives made to customers, including slotting, discounts based on sales volume, cooperative marketing programs and other arrangements. We rely on our historical experience of trade spending patterns and that of the industry, current trends and forecast data to record estimates of our trade spending liabilities. ADVERTISING Advertising costs for the development of printed materials, television commercials, web-based digital banners, web- based social media and sales videos are deferred and expensed upon the first use of the materials. Costs paid for communicating advertising over a period of time, such as television air time, radio commercials and print media advertising space, are deferred and expensed on a pro-rata basis. All other advertising costs, including participation in industry conventions and shows and market research, are expensed when incurred. All advertising costs are part of selling, general and administrative expenses. Advertising expenses were approximately $9.1 million and $7.4 million in fiscal years 2024 and 2023, respectively. FAIR VALUE OF FINANCIAL INSTRUMENTS Non-derivative financial instruments included in the Consolidated Balance Sheets are cash and cash equivalents, short- term investments, credit facilities, and notes payable. These instruments, except for debt, were carried at amounts approximating fair value as of July 31, 2024 and 2023. See Note 5 of the Notes to the Consolidated Financial Statements for additional information regarding the fair value of our financial instruments, including notes payable. REVENUE RECOGNITION We recognize revenue when performance obligations under the terms of the contracts with customers are satisfied. Our performance obligation generally consists of the promise to sell finished products to wholesalers, distributors, retailers or consumers and our obligations have an original duration of one year or less. Control of the finished products are transferred upon shipment to, or receipt at, customers' locations, as determined by the specific terms of the contract. We have completed our performance obligation when control is transferred and we recognize revenue accordingly. Taxes collected from customers and remitted to governmental authorities are excluded from net sales. Sales returns are not material nor are warranties or any related obligations. We have an unconditional right to consideration under the payment terms specified in the contract upon completion of the performance obligation. We may require certain customers to provide payment in advance of product shipment. We 52 recorded a liability of $0.2 million as of July 31, 2024 for these advance payments. There is no liability for advance payments as of July 31, 2023. This liability is reported in Other Accrued Expenses on the Consolidated Balance Sheets. There is no revenue recognized during fiscal year 2024 that was included in the liability for advance payments at the beginning of the year. COST OF GOODS SOLD Cost of goods sold consists of all manufacturing costs, including depreciation and amortization related to assets used in the manufacturing and distribution process, inbound and outbound freight, inspection costs, purchasing costs associated with materials and packaging used in the production process and warehouse and distribution costs. Natural gas forward contracts are accounted for as normal purchases. SHIPPING AND HANDLING COSTS Shipping and handling costs are included in cost of goods sold and were approximately $59.2 million and $57.4 million for fiscal years 2024 and 2023, respectively. SELLING, GENERAL AND ADMINISTRATIVE EXPENSES Selling, general and administrative expenses include salaries, wages and benefits associated with staff outside the manufacturing and distribution functions, all marketing related costs, any miscellaneous trade spending expenses not required to be included in net sales, research and development costs, depreciation and amortization related to assets outside the manufacturing and distribution process and all other non-manufacturing and non-distribution expenses. RESEARCH AND DEVELOPMENT Research and development costs of approximately $2.1 million and $1.2 million were charged to expense as incurred for fiscal years 2024 and 2023, respectively, and are recorded in selling, general and administrative expenses. PENSION AND POSTRETIREMENT BENEFIT COSTS We historically provided a defined benefit pension plan for eligible salaried and hourly employees and we made contributions to fund the plan. We also provide a postretirement health benefit plan to domestic salaried employees who qualify under the plan’s provisions. The postretirement health benefit plan is unfunded. Our pension and postretirement health benefit plans are accounted for using actuarial valuations required by ASC 715, Compensation – Retirement Benefits. The funded status of our defined pension and postretirement health benefit plans are recognized on the Consolidated Balance Sheets. Changes in the funded status that arise during the period but are not recognized as components of net periodic benefit cost are recognized within other comprehensive income, net of income tax. In fiscal year 2023 we terminated the pension plan. See Note 9 of the Notes to the Consolidated Financial Statements for additional information. STOCK-BASED COMPENSATION We account for stock options and restricted stock issued under our long-term incentive plans in accordance with ASC 718, Compensation – Stock Compensation. The fair value of stock-based compensation is determined at the grant date. The related compensation expense is recognized over the appropriate vesting period. Forfeitures are recognized as they occur. See Note 8 of the Notes to the Consolidated Financial Statements for additional information. INCOME TAXES Deferred income tax assets and liabilities are recorded for the impact of temporary differences between the tax basis of assets and liabilities and the amounts recognized for financial reporting purposes. Deferred tax assets are reviewed and a valuation allowance is established if management believes that it is more likely than not that some portion of our deferred tax assets will not be realized. Changes in valuation allowances from period to period are included in the tax provision in the period of change. In addition to existing valuation allowances, we provide for uncertain tax positions, if necessary, when such tax positions do not meet the recognition thresholds or measurement standards prescribed by ASC 740, Income Taxes. Amounts for uncertain tax positions are adjusted when new information becomes available or when positions are effectively settled. We recognize interest and penalties accrued related to uncertain tax positions in income tax expense. 53

U.S. income tax expense and foreign withholding taxes are provided on remittances of foreign earnings and on unremitted foreign earnings that are not indefinitely reinvested. Where unremitted foreign earnings are indefinitely reinvested, no provision for federal or state tax expense is recorded. When circumstances change and we determine that some or all of the undistributed earnings will be remitted in the foreseeable future, a corresponding expense is accrued in the current period. See Note 6 of the Notes to the Consolidated Financial Statements for additional information about income taxes. EARNINGS PER SHARE We utilize the two-class method to report our earnings per share ("EPS"). The two-class method is an earnings allocation formula that determines earnings per share for each class of common stock according to dividends declared and participation rights in undistributed earnings. Common Stock is entitled to cash dividends equal to at least 133.33% on a per share basis of the cash dividend paid on Class B Stock. In computing earnings per share, the Company has allocated dividends declared to shares of Common Stock and Class B Stock based on amounts actually declared for each class of stock and 33.33% more of the undistributed earnings have been allocated to shares of Common Stock than to shares of Class B Stock on a per share basis. Common Stock is entitled to one vote per share and Class B Stock is entitled to ten votes per share. Common Stock have no conversion rights. Class B Stock is convertible by the holders thereof on a share-by-share basis into Common Stock at any time, and is subject to mandatory conversion under certain circumstances. Basic EPS is computed by dividing net earnings, reduced for any distributed and undistributed earnings allocated to unvested restricted shares, by the weighted-average number of shares outstanding during the period for each class of common stock. Diluted EPS, for each class of common stock, is computed by dividing net earnings by the weighted-average number of common shares and potential common shares outstanding during the period. Dilution for Common Stock takes into consideration the effect of both unvested restricted shares and convertible shares of Class B Stock, if the effect is dilutive. Dilution for Class B Stock takes into consideration the effect of unvested restricted shares, if the effect is dilutive. Below is a reconciliation of the calculation of basic and diluted EPS. For the year ended July 31, 2024 (in thousands, except for per share data) Total Common Class B Net income $ 39,426 $ 29,981 $ 9,445 Distributed and undistributed earnings on restricted shares (2,165) (1,410) (755) Income available to stockholders $ 37,261 $ 28,571 $ 8,690 Net Income (Numerator) $ 28,571 $ 8,690 Weighted Average Shares Outstanding (Denominator) 4,885 1,976 Basic EPS $ 5.85 $ 4.40 Effect of dilution - Net Income (1) $ 8,690 $ — Net income assuming dilution (Numerator) $ 37,261 $ 8,690 Effect of dilution - Shares (1) 1,976 $ — Shares assuming dilution (Denominator) 6,861 $ 1,976 Diluted EPS $ 5.43 $ 4.40 (1) The impact of 158,861 shares of unvested Common Stock and 54,370 shares of unvested Class B Stock, restricted stock was anti-dilutive therefore not included in the calculation of diluted EPS. 54

	For the year ended July 31, 2023					
	(in thousands, except for per share data)					
	Total		Common		Class B	
Net income	$	29,551	$	22,712	$	6,839
Distributed and undistributed earnings on restricted shares		(1,518)		(1,232)		(286)
Income available to stockholders	$	28,033	$	21,480	$	6,553
Net Income (Numerator)			$	21,480	$	6,553
Weighted Average Shares Outstanding (Denominator)				4,825		1,959
Basic EPS			**$**	**4.45**	**$**	**3.35**
Effect of dilution - Net Income [(2)]			$	6,553	$	—
Net income assuming dilution (Numerator)			$	28,033	$	6,553
Effect of dilution - Shares [(2)]				1,959	$	—
Shares assuming dilution (Denominator)				6,784	$	1,959
Diluted EPS			**$**	**4.13**	**$**	**3.35**

(2) The impact of 157,032 shares of unvested Common Stock and 35,695 shares of unvested Class B Stock, restricted stock was anti-dilutive therefore not included in the calculation of diluted EPS.

NEW ACCOUNTING PRONOUNCEMENTS

Recently Issued Accounting Standards Not Yet Adopted

In December 2023, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2023-09, "Income Taxes (Topic 740): Improvements to Income Tax Disclosures." These amendments primarily require enhanced disclosures and disaggregation of income tax information by jurisdiction in the annual income tax reconciliation and quantitative disclosures regarding income taxes paid. These amendments are to be applied prospectively, with the option to apply the standard retrospectively, for annual periods beginning after December 15, 2024. Early adoption is permitted. We are currently evaluating the impact that the adoption of this guidance will have on our disclosures.

In November 2023, the FASB issued ASU No. 2023-07, "Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures." These amendments primarily require enhanced disclosures about significant segment expenses regularly provided to the chief operating decision maker and included within each reported measure of segment profit or loss. In addition, ASU No. 2023-07 also requires all annual disclosures currently required by Topic 280 to be included in interim periods. These amendments are to be applied retrospectively for all periods presented in the financial statements and are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. We are currently evaluating the impact that the adoption of this guidance will have on our disclosures.

Recently Adopted Accounting Standards

There have been no new accounting pronouncements adopted in the period.

NOTE 2 – ACQUISITION

Ultra Pet acquisition

On May 1, 2024, pursuant to a Stock Purchase Agreement (the "Purchase Agreement"), dated April 16, 2024, we acquired all of the issued and outstanding shares of capital stock of Ultra Pet, in order to enter into the crystal cat litter segment. Ultra Pet became a wholly owned and consolidated subsidiary of Oil-Dri within the Retail and Wholesale Products Group operating segment, upon the closing of the acquisition on May 1, 2024.

The purchase was financed through cash on hand, a $10 million advance under the Credit Agreement, and the issuance of $10 million in aggregate principal amount of 6.47% Series D Senior Notes due April 30, 2033 pursuant to the shelf facility

55

provisions of the Note Agreement. Debt issuance costs of $0.1 million were deferred and are being amortized over the life of the note. Refer to Note 4 of the Consolidated Financial Statements for additional details regarding the debt used in funding the acquisition. As of July 31, 2024, the Company has completed a preliminary assessment to assign fair values to all tangible and intangible assets acquired and liabilities assumed. However, the preliminary purchase price allocation will be subject to further refinement and may change over the measurement period, particularly as it relates to inventory and tax related balances. These changes may relate to the allocation of purchase consideration to all tangible and intangible assets acquired and identified liabilities assumed. The following table summarizes the consideration paid and the assets acquired and liabilities assumed at the acquisition date. Consideration (in thousands) Cash, net of cash acquired and restricted cash $ 44,298 Identifiable assets acquired and liabilities assumed Accounts receivable 4,285 Inventories 7,068 Prepaid expenses and other assets 995 Property, plant and equipment 270 Trade name 5,200 Customer list 20,400 Operating lease right-of-use assets 1,463 Trade and other liabilities (1,654) Operating lease right-of-use liabilities (1,472) Deferred tax liabilities (4,083) Total identifiable net assets 32,472 Goodwill 11,826 Total $ 44,298 Various fair value methodologies were used for the valuation of identifiable intangibles including the 'excess earnings method' used for the valuation of the customer list and 'relief from royalty' method use for the valuation of the trade name. Our fair value was based on the projected financial information and unobservable inputs including revenue growth rate, weighted average cost of capital, royalty rate, and customer attrition rates. Finished goods inventory was valued using the net realizable value approach and approximate the selling price less disposal costs and allowance for a reasonable profit. The goodwill of $11.8 million arising from the acquisition consists largely of intangible assets that do not qualify for separate recognition and were fully assigned to our Retail and Wholesale Products Group. None of the goodwill recognized is expected to be deductible for income tax purposes. Ultra Pet contributed net sales of $4.8 million and pre-tax income of $0.2 million for the period from May 1, 2024, to July 31, 2024, net of acquisition adjustments including non-cash inventory fair value step up amortization included in cost of goods sold and customer list amortization included in SG&A. The total fair value step up adjustment to inventory was $0.8 million of which $0.4 million was amortized in fiscal year 2024. The following unaudited pro forma summary presents consolidated information of Oil-Dri as if the business combination had occurred on August 1, 2022. (unaudited) Pro forma year ended July 31, 2024 2023 Net Sales $455,139 $435,093 Pre-Tax Net Income $52,999 $35,489 56

These pro forma amounts above have been calculated after applying Oil-Dri's accounting policies and adjusting the results of Ultra Pet, including the following adjustments:

(unaudited)	Pro forma year ended July 31,	
	2024	**2023**
Acquisition related expenses (a)	$1,172	$—
Interest expense (b)	$(1,158)	$(1,323)
Customer list amortization (c)	$(850)	$(1,133)
Inventory step up adjustment (d)	$449	$(783)

(a) Adjustment for acquisition related expenses reflects the reversal of legal and other professional fees and integration costs incurred in fiscal year 2024. These expenses are included in general and administrative expense on Oil-Dri consolidated income statement.

(b) Interest expense adjustments reflects higher interest expense associated with financing the Ultra Pet acquisition assuming financing occurred August 1, 2022.

(c) Customer list amortization adjustment reflects additional amortization assuming amortization began at August 1, 2022.

(d) Inventory step up adjustment reflects the reversal of the amortization recognized in fiscal year 2024 and recognition of the full step up adjustment in fiscal year 2023.

NOTE 3 – OPERATING SEGMENTS

We have two reportable operating segments: (1) Retail and Wholesale Products Group and (2) Business to Business Products Group. These operating segments are managed separately and each segment's major customers have different characteristics. The Retail and Wholesale Products Group customers include mass merchandisers, the farm and fleet channel, drugstore chains, pet specialty retail outlets, dollar stores, retail grocery stores, distributors of industrial cleanup and automotive products, environmental service companies, sports field product users and marketers of consumer products. Given the similar nature of products and customers, sales of our silica gel based crystal litter are included with our cat litter products and reported as part of the Retail and Wholesale products group segment. The Business to Business Products Group customers include: processors and refiners of edible oils, renewable diesel, petroleum-based oils and biodiesel fuel; manufacturers of animal feed and agricultural chemicals; and distributors of animal health and nutrition products.

Net sales for our principal products by segment are as follows (in thousands):

	Business to Business Products Group		Retail and Wholesale Products Group	
	Year Ended July 31,			
Product	**2024**	**2023**	**2024**	**2023**
Cat Litter	**$ —**	$ —	**$ 241,884**	$ 226,335
Industrial and Sports	**—**	—	**45,232**	44,291
Agricultural and Horticultural	**33,558**	40,275	**—**	—
Bleaching Clay and Fluids Purification	**92,464**	77,643	**—**	—
Animal Health and Nutrition	**24,449**	24,477	**—**	—
Net Sales	**$ 150,471**	$ 142,395	**$ 287,116**	$ 270,626

Net sales and operating income for each segment are provided below. The accounting policies of the segments are the same as those described in the Note 1 of the Notes to the Consolidated Financial Statements.

We do not rely on any operating segment asset allocations and do not consider them meaningful because of the shared nature of our production facilities; however, we have estimated the segment asset allocations below for those assets for which we can reasonably determine. The unallocated asset category is the remainder of our total assets. The asset allocation is estimated and is not a measure used by our chief operating decision maker about allocating resources to the operating segments or in assessing their performance.

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As of July 31, Assets 2024 2023 (in thousands) Business to Business Products .................................................................................... $ 92,300 $ 84,424 Retail and Wholesale Products .................................................................................... 200,187 136,262 Unallocated assets ...................................................................................................... 62,118 65,549 Total Assets ................................................................................................................ $ 354,605 $ 286,235 Net sales and operating income for each segment are provided below. The corporate expenses line in the table below represents certain unallocated expenses, including primarily salaries, wages and benefits, purchased services, rent, utilities and depreciation and amortization associated with corporate functions such as research and development, information systems, finance, legal, human resources and customer service. Corporate expenses also include the annual incentive plan bonus accrual. We have recast 2023 segment income to conform with current year presentation. Year Ended July 31, Net Sales Income 2024 2023 2024 2023 (in thousands) Business to Business Products ......................... $ 150,471 $ 142,395 $ 45,589 $ 37,678 Retail and Wholesale Products ......................... 287,116 270,626 43,804 33,791 Net Sales .......................................................... $ 437,587 $ 413,021 Corporate Expenses ..................................................................................................... (37,748) (30,429) Income from Operations ........................................................................................... 51,645 41,040 Total Other Expense, Net ............................................................................................ (1,994) (6,362) Income Before Income Taxes ................................................................................... 49,651 34,678 Income Tax Expense ................................................................................................. (10,225) (5,195) Net Income ................................................................................................................. $ 39,426 $ 29,483 Net Loss Attributable to Noncontrolling Interest ................................................... $ — $ (68) Net Income Attributable to Oil-Dri ......................................................................... $ 39,426 $ 29,551 58

The following is a summary by fiscal year of financial information by geographic region (in thousands): 2024 2023 Sales to unaffiliated customers by: Domestic operations ................................ $ 416,603 $ 390,963 Foreign subsidiaries ................................ $ 20,984 $ 22,058 Sales or transfers between geographic areas: Domestic operations ................................. $ 6,102 $ 6,436 Foreign subsidiaries ................................. $ — $ 69 Income before income taxes: Domestic operations ................................ $ 48,995 $ 33,686 Foreign subsidiaries ................................ $ 656 $ 992 Net Income (Loss) attributable to Oil-Dri: Domestic operations ................................. $ 39,729 $ 28,494 Foreign subsidiaries ................................ $ (303) $ 1,057 Identifiable assets: Domestic operations ................................ $ 345,934 $ 271,627 Foreign subsidiaries ................................ $ 8,671 $ 14,608 Included within identifiable assets for our foreign subsidiaries is cash held at foreign banks of $4.5 million and $5.2 million as of July 31, 2024 and July 31, 2023, respectively. Sales to Walmart, our largest customer, are included in our Retail and Wholesale Products Group. The percentage of consolidated net sales and net accounts receivable attributed to Walmart are shown in the table below: 2024 2023 Net sales for the years ended July 31 ................. 20% 19% Net accounts receivable as of July 31 ................ 23% 26% There are no other customers with sales equal to or greater than 10% of our total sales. NOTE 4 – DEBT The composition of long-term debt is as follows as of July 31 (in thousands): 2024 2023 Amended and Restated Note Purchase and Private Shelf Agreement. Annual principal installments on May 15: $1,000 in each fiscal year 2021 through 2030. Interest is payable semi-annually at an annual rate of 3.95% [Series B] ................................................................. $ 6,000 $ 7,000 Amended and Restated Note Purchase and Private Shelf Agreement. Annual principal installments on Dec 15: $5,000 in each fiscal year 2028 through 2032. Interest is payable semi-annually at an annual rate of 3.25% [Series C] .................................................................. 25,000 25,000 Amended and Restated Note Purchase and Private Shelf Agreement. Annual principal installments on April 30: $5,000 in each fiscal year 2032 through 2033. Interest is payable semi-annually at an annual rate of 6.47% [Series D] 10,000 — Seventh Amendment to Credit Agreement. Full principal amount is due on May 1, 2026 10,000 — Less current maturities of notes payable .................................................................................... (1,000) (1,000) Less unamortized debt issuance costs ......................................................................................... (226) (173) Long-term debt ........................................................................................................................... $ 49,774 $ 30,827 59

We are party to an Amended and Restated Note Purchase and Private Shelf Agreement (as amended, the "Note Agreement") with PGIM, Inc. ("Prudential") and certain existing noteholders and purchasers affiliated with Prudential named therein. Pursuant to the Note Agreement on May 15, 2020 we issued $10 million in aggregate principal amount of our 3.95% Series B Senior Notes due May 15, 2030, of which $6 million aggregate principal amount remained outstanding as of July 31, 2024. On December 16, 2021, under the Note Agreement we issued an additional $25 million in aggregate principal amount of our 3.25% Series C Senior Notes due December 16, 2031, all of which remained outstanding as of July 31, 2024. On April 30, 2024, we issued $10 million in aggregate principal amount of our 6.47% Series D Senior Notes due April 30, 2033, all of which remained outstanding as of July 31, 2024. The Amended Note Agreement also provides us with the ability to request, from time to time, that Prudential affiliate(s) purchase, at Prudential's discretion and on an uncommitted basis, additional senior unsecured notes of Oil-Dri (the "Shelf Notes," and collectively with the Series A Notes, Series B Notes, Series C Notes, and Series D Notes, the "Notes") in an aggregate principal amount of up to $75 million minus the aggregate principal amount of Notes then outstanding and Shelf Notes that have been accepted for purchase. Interest payable on any Shelf Note agreed to be purchased under the Note Agreement will be at a rate determined by Prudential and will mature no more than fifteen years after the date of original issue of such Shelf Note.

On August 30, 2022, we entered into Amendment No. 3 (the "Third Amendment") to the Note Agreement. The Third Amendment modified the existing fixed charge coverage financial covenant and replaced the existing consolidated debt financial covenant with a maximum debt to earnings ratio and effected certain changes consistent with the Sixth Amendment to the Credit Agreement (defined below), including modifying the method for calculating consolidated EBITDA and the excess leverage fee.

On September 21, 2023, the Company entered into Amendment No. 4 (the "Fourth Amendment") to the Note Agreement. The Fourth Amendment extended the time frame for issuing and selling Shelf Notes to September 21, 2026.

The following is a schedule by fiscal year of future principal maturities of notes payable as of July 31, 2024 (in thousands):

2025	$	1,000
2026		1,000
2027		1,000
2028		6,000
2029		6,000

We are party to the Credit Agreement, dated as of January 27, 2006 (as previously amended, the "Credit Agreement"), among us, BMO Harris Bank N.A ("BMO"), and certain of our domestic subsidiaries. The agreement provides for a $45 million unsecured revolving credit facility, including a maximum of $10 million for letters of credit.

The Credit Agreement contains restrictive covenants that, among other things and under various conditions, limit our ability to incur additional indebtedness or to dispose of assets. On August 30, 2022, we entered into the Sixth Amendment to the Credit Agreement (the "Sixth Amendment"). The Sixth Amendment extended the facility termination date to August 30, 2027; replaced the LIBOR-based reference rate with an adjusted term Secured Overnight Financing Rate ("SOFR"); revised the method for calculating consolidated EBITDA and consolidated debt for purposes of the Credit Agreement; modified certain restrictive covenants, including increasing the unsecured indebtedness basket from $50 million to $75 million; and revised the existing financial covenants by replacing the consolidated debt covenant with a covenant to maintain a maximum debt to earnings ratio, lowering the minimum fixed charge coverage ratio level and revising the method for calculating the fixed charge coverage ratio. On April 16, 2024, we entered into the Seventh Amendment to the Credit Agreement (the "Seventh Amendment"). The Seventh Amendment amends the Credit Agreement to, among other things, revise the method for calculating consolidated EBITDA for purposes of financial covenant compliance under the Credit Agreement, provide specific conditions precedent to advance funds for the acquisition of Ultra Pet, and modify certain covenants and other provisions to permit certain indebtedness and liens of Ultra Pet and facilitate the acquisition. As of July 31, 2024, and 2023, we were in compliance with the covenants. As of July 31, 2024 we had $10 million drawn at a 6.66% interest rate, $2.9 million in outstanding letters of credit and $32.1 million remaining available under the revolving credit facility. As of July 31, 2023 we had $1 million in outstanding letters of credit and $44.0 million remaining available under the revolving credit facility.

The Credit Agreement states that we may select a variable interest rate based on either the BMO Harris prime rate or an adjusted SOFR-based rate, plus a margin that varies depending on our debt to earnings ratio, or a fixed rate as agreed between us and BMO Harris. As of July 31, 2024, the variable rates would have been 8.50% for the BMO Harris prime-based rate or 6.49% for the adjusted SOFR-based rate.

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NOTE 5 – FINANCIAL INSTRUMENTS Fair Value Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The inputs used to measure fair value are prioritized into one of three categories based on the lowest level of input that is significant to the fair value measurement. Categories in the hierarchy are as follows: Level 1: Quoted market prices in active markets for identical assets or liabilities. Level 2: Observable market-based inputs for similar assets or liabilities or valuation models whose inputs are observable, directly or indirectly. Level 3: Unobservable inputs. Cash equivalents are classified as Level 1 of the fair value hierarchy because they are valued using quoted market prices in active markets. These cash instruments are primarily money market funds and are included in cash and cash equivalents on the Consolidated Balance Sheets. We had $3.0 million cash equivalents as of July 31, 2024 and had $15.4 million cash equivalents as of July 31, 2023. Balances of accounts receivable, short-term investments and accounts payable approximated their fair values at July 31, 2024 and July 31, 2023 due to the short maturity and nature of those balances. Debt is reported at outstanding face value, less unamortized debt issuance costs. The estimated fair value of debt, including current maturities, was approximately $51.1 million as of July 31, 2024 and $29.7 million as of July 31, 2023. The fair value was estimated using the exit price notion of fair value and is classified as Level 2. See Note 4 of the Notes to the Consolidated Financial Statements for further information about such debt. We apply fair value techniques on at least an annual basis associated with: (1) valuing potential impairment loss related to goodwill, trademarks and other indefinite-lived intangible assets and (2) valuing potential impairment loss related to long-lived assets. See Note 1 of the Notes to Consolidated Financial Statements for further information about goodwill and other intangible assets. Concentration of Credit Risk Financial instruments which potentially subject us to concentrations of credit risk consist principally of cash and accounts receivable. Our cash is held in banks which are covered by the Federal Deposit Insurance Corporation; however, our cash balances are in excess of the maximum amount that is insured. Concentrations of credit risk with respect to accounts receivable are subject to the financial condition of certain major customers, principally the customer referred to in Note 3 of the Notes to the Consolidated Financial Statements. We generally do not require collateral to secure customer receivables. 61

NOTE 6 – INCOME TAXES The provision for income tax expense by fiscal year consists of the following (in thousands): 2024 2023 Current Federal ............................................................ $ 6,059 $ 7,503 State ................................................................ 2,243 2,119 Foreign ............................................................ 226 4 Current Income Tax Total ......................... 8,528 9,626 Deferred Federal ............................................................ 934 (3,864) State ................................................................ 778 (567) Foreign ............................................................ (15) — Deferred Income Tax Total ....................... 1,697 (4,431) Total Income Tax Expense ............................... $ 10,225 $ 5,195 Principal reasons for variations between the statutory federal rate and the effective rates by fiscal year were as follows: 2024 2023 U.S. federal income tax rate ....................................................................... 21.0% 21.0 % Depletion deductions allowed for mining .................................................. (5.3) (7.7) State income tax expense, net of federal tax expense ................................ 3.5 2.9 Nondeductible officer compensation .......................................................... 2.2 1.5 Stock Based Compensation (2.1) — U.S. Tax Impacts of Foreign Branch 1.3 (0.2) Tax credits .................................................................................................. (0.2) (0.3) Valuation allowance - foreign ..................................................................... 0.4 (0.2) Statutory rate change of foreign subsidiaries 0.3 — Prior year income taxes ............................................................................... (0.3) (1.3) Foreign tax differential ................................................................................ 0.1 (0.6) Other ............................................................................................................ (0.3) (0.1) Effective income tax rate .......................................................................... 20.6% 15.0 % The U.S. effective tax rate for the year ended July 31, 2024 and July 31, 2023 were 20.6% and 15.0%, respectively, based on income before taxes. The items contributing to a higher effective tax rate in fiscal 2024 were a higher net income and certain permanent items. 62

The Consolidated Balance Sheets included the following tax effects of cumulative temporary differences as of July 31 (in thousands):

	2024		2023	
	Assets	**Liabilities**	**Assets**	**Liabilities**
Amortization	**$ —**	**$ 6,307**	$ 935	$ —
Depreciation	**—**	**5,692**	—	4,338
Lease liabilities	**5,105**	**—**	2,747	—
Lease right of use assets	**—**	**4,778**	—	2,412
Accrued expenses	**4,347**	**—**	5,303	—
Federal & State NOL carryforward	2,975	**—**	—	—
Stock-based compensation	**1,894**	**—**	1,634	—
Foreign NOL carryforward	**1,889**	**—**	1,698	—
Deferred compensation	**1,603**	**—**	1,246	—
Capitalized R&D	**783**	**—**	269	—
Reclamation	**712**	**—**	627	—
Other assets	**584**	**—**	608	—
Postretirement benefits	**454**	**—**	478	—
Inventories	**435**	**—**	203	—
Depletion	**—**	**141**	—	158
Goodwill	**109**	**—**	—	24
Allowance for credit losses	**85**	**—**	135	—
Deferred marketing expenses	**—**	**33**	—	11
Other liabilities	**—**	**—**	—	301
Tax credits	**—**	**—**	301	—
Other liabilities - foreign	**—**	**17**	—	41
Valuation allowance	**(2,470)**	**—**	(1,698)	—
Total deferred taxes	**$ 18,505**	**$ 16,968**	$ 14,486	$ 7,285

Deferred tax assets for postretirement benefits were affected by the termination of our pension plan. See Note 9 of the Notes to the Consolidated Financial Statements for further information about postretirement benefits. Deferred tax assets and liabilities related to leases decrease as leases expire. Deferred tax assets for accrued expenses reflected a higher accrual for the annual discretionary bonus.

We recorded a valuation allowance of $2.5 million and $1.7 million as of July 31, 2024 and July 31, 2023, respectively, for the amount of the deferred tax benefit related to our foreign net operating loss carryforwards and certain state net operating loss carryforwards since we believe it is unlikely we will realize the benefit of these tax attributes in the future. As of July 31, 2024, we have total net operating loss carryforwards from state jurisdictions of approximately $12.6 million. The carryforward expiration dates vary by state.

With the exception of our foreign subsidiary in Canada, none of our foreign subsidiaries have generated any untaxed foreign income, therefore we have not provided for any related income taxes for these subsidiaries.

We had no liabilities for unrecognized tax benefits based on tax positions related to the current and prior fiscal years as of July 31, 2024 and 2023; correspondingly, no related interest and penalties were recognized as income tax expense and there were no accruals for such items in either of these fiscal years.

We are subject to U.S. federal income tax as well as income tax in multiple state and foreign jurisdictions. We were audited by the Internal Revenue Service ("IRS") for fiscal year 2020 with no adjustments upon closure of the audit. The federal tax returns for fiscal years 2021-2023 remain open for examination. Foreign and U.S. state jurisdictions have statutes of limitations generally ranging from three to five years. The state impact of any federal income tax changes remains subject to examination by various states for a period of up to one year after formal notification to the states. There are a limited number of

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open state and local income tax audits in which no material issues have been preliminarily identified. There are no material open or unsettled foreign income tax audits. We believe our accrual for tax liabilities is adequate for all open audit years. NOTE 7 – ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS) The following table summarizes the changes in accumulated other comprehensive income by component (in thousands): Pension and Postretirement Health Benefits Cumulative Translation Adjustment Total Accumulated Other Comprehensive (Loss) Income Balance as of July 31, 2022 ............................... $ (2,242) $ 59 $ (2,183) Other comprehensive income (loss) before reclassifications, net of tax ................................ 1,736 a) (323) 1,413 Amounts reclassified from accumulated other comprehensive income, net of tax .................... (36) — (36) Curtailment/Settlement on Pension Plan .......... 1,554 b) — 1,554 Net current-period other comprehensive income (loss), net of tax .................................... 3,254 (323) 2,931 Balance as of July 31, 2023 ............................... $ 1,012 $ (264) $ 748 Other comprehensive income (loss) before reclassifications, net of tax ................................ 150 — 150 Amounts reclassified from accumulated other comprehensive income, net of tax .................... (86) (43) (129) Net current-period other comprehensive income (loss), net of tax .................................... 64 (43) 21 Balance as of July 31, 2024 $ 1,076 $ (307) $ 769 a) Amount is net of $0.4 million of tax in fiscal years 2023. b) Amount is net of $0.5 million of tax in fiscal year 2023. Amount is included in the components of net periodic benefit cost for the pension and postretirement health plans. See Note 9 of the Notes to the Consolidated Financial Statements for further information about pension and postretirement health benefits. NOTE 8 – STOCK-BASED COMPENSATION The Oil-Dri Corporation of America 2006 Long Term Incentive Plan, as amended (the “2006 Plan”), permits the grant of stock options, stock appreciation rights, restricted stock, restricted stock units, performance awards and other stock-based and cash-based awards. Our employees and outside directors are eligible to receive grants under the 2006 Plan. The total number of shares of stock subject to grants under the 2006 Plan may not exceed 1,719,500. As of July 31, 2024, there were 626,730 shares of Common Stock or Class B Stock available for future grants under this plan. RESTRICTED STOCK All non-vested restricted stock as of July 31, 2024 was issued under the 2006 Plan with vesting periods generally from one to five years. The fair value of restricted stock was determined by the closing market price of our Common Stock on the date of grant multiplied by the number of shares granted. Fair value of shares vested in fiscal year 2024 and 2023 is $9.8 million and $2.2 million, respectively as of their vesting dates. 64

A summary of restricted stock transactions under the plans is shown below.

	Number of Shares (in thousands)	Weighted Average Grant Date Fair Value	Weighted Average Remaining Contractual Term (Years)	Unamortized Expense (in thousands)
Non-vested restricted stock outstanding at July 31, 2022	382	$ 33.63	3.0	$ 7,064
Granted	63	$ 29.88		
Vested	(73)	$ 35.06		
Forfeited	(24)	$ 29.22		
Non-vested restricted stock outstanding at July 31, 2023	348	$ 32.95	2.3	$ 5,129
Granted	**214**	**$ 63.06**		
Vested	**(153)**	**$ 31.30**		
Forfeited	**(11)**	**$ 39.08**		
Non-vested restricted stock outstanding at July 31, 2024	**398**	**$ 49.63**	**3.4**	**$ 13,360**

Stock-based compensation for restricted stock of $3.7 million and $2.4 million, net of related tax effect, was recognized in fiscal years 2024 and 2023, respectively. The total restricted stock compensation related tax benefit was $1.2 million and $0.8 million in fiscal years 2024 and 2023, respectively.

NOTE 9 – PENSION AND OTHER POSTRETIREMENT BENEFITS

The Oil-Dri Corporation of America Pension Plan ("Pension Plan") was a defined benefit pension plan for eligible salaried and hourly employees. On April 20, 2023, Oil-Dri settled $14 million of the pension obligation through the purchase of an annuity. The remaining $16 million of the pension obligation was settled on April 28, 2023, via lump-sum payments. All pension assets were remeasured immediately before settlement resulting in a net surplus amount of $3.6 million and net unrealized loss of $1.9 million included in accumulated other comprehensive income. Upon settlement of the pension obligations Oil-Dri recognized through net income all unrealized losses resulting in a $1.9 million reduction to net income included in "Loss on pension termination" within "Other Income (Expense), Net."

On April 27, 2023, the Executive Committee of the Company's Board of Directors approved the distribution of the surplus to a qualified defined contribution retirement fund. A portion of the surplus to be distributed to pension participants was irrevocably distributed to the 401(k) plan on April 28, 2023, which resulted in an additional $2.8 million charge to net income included in "Loss on pension termination" within "Other Income (Expense), Net." The remaining $0.8 million to be held by the 401(k) plan to cover qualified future plan expenses was recognized as a prepaid asset.

During fiscal year 2024 we did not have an active pension plan, therefore there was no accumulated benefit obligation for the Pension Plan as of July 31, 2024 or July 31, 2023.

A postretirement health benefits plan is provided to domestic salaried employees who meet specific age, participation and length of service requirements at the time of retirement. Eligible employees may elect to continue their health care coverage under the Oil-Dri Corporation of America Employee Benefits Plan until the date certain criteria are met, including attaining the age of Medicare eligibility. We have the right to modify or terminate the postretirement health benefit plan at any time.

A 401(k) savings plan is maintained under which we match a portion of employee contributions. This plan is available to essentially all domestic employees following a specific number of days of employment. Our contributions to this plan, and to similar plans maintained by our foreign subsidiaries, were $3.9 million and $3.2 million for fiscal years 2024 and 2023, respectively.

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The following tables provide a reconciliation of changes in the plan's benefit obligations, asset fair values and funded status by fiscal year (in thousands): Postretirement Health Benefits 2024 2023 Change in benefit obligation: Benefit obligation, beginning of year .......................................... $ 1,853 $ 2,119 Service cost .................................................................................. 74 84 Interest cost .................................................................................. 83 73 Actuarial gain .............................................................................. (200) (429) Benefits paid ................................................................................ (25) 6 Benefit obligation, end of year ..................................................... 1,785 1,853 Change in plan assets: Fair value of plan assets, beginning of year ................................. — — Employer contribution ................................................................. 25 6 Benefits paid ................................................................................ (25) (6) Fair value of plan assets, end of year ........................................... — — Funded status, recorded in Consolidated Balance Sheets ...... $ (1,785) $ (1,853) See “Cash Flows” below for further information about employer contributions and benefits payments. The following table shows amounts recognized in the Consolidated Balance Sheets as of July 31 (in thousands): Postretirement Health Benefits 2024 2023 Deferred income taxes ................................................................. $ 454 $ 478 Other current liabilities ................................................................ $ (125) $ (100) Other noncurrent liabilities .......................................................... $ (1,660) $ (1,753) Accumulated other comprehensive loss – net of tax: Net actuarial gain ................................................................. $ (1,076) $ (1,012) Benefit Costs and Amortizations The following table shows the components of the net periodic postretirement health benefit costs by fiscal year (in thousands): Postretirement Health Benefit Cost 2024 2023 Service cost ...................................................... $ 74 $ 84 Interest cost ...................................................... 83 73 Amortization of: Prior service income ................................. (6) (6) Other actuarial gain .................................. (107) (83) Net periodic benefit cost ................................ $ 44 $ 68 Service cost is recorded in Other, net within Other Income (Expense) in the Consolidated Statements of Operations. 66 Obligations and Funded Status

The following table shows amounts, net of tax, that are recognized in other comprehensive income by fiscal year (in thousands):

	Postretirement Health Benefits	
	2024	**2023**
Net actuarial gain	**$ (150)**	$ (324)
Amortization of:		
Prior service income	**5**	5
Amortization of actuarial loss	**81**	63
Total recognized in other comprehensive income	**$ (64)**	$ (256)

Cash Flows

The postretirement health plan is an unfunded plan. Our policy is to pay health insurance premiums and claims from our assets. The following table shows the estimated future benefit payments by fiscal year (in thousands):

	Postretirement Health Benefits
2025	$ 125
2026	$ 108
2027	$ 114
2028	$ 118
2029	$ 166
2030-2034	$ 809

Assumptions

Our postretirement health benefit obligations and the related effects on operations are calculated using actuarial models. Critical assumptions that are important elements of plan expenses and asset/liability measurements include discount rate and health care cost trend for the postretirement health plan. We evaluate these critical assumptions at least annually. Other assumptions involving demographic factors such as retirement age, mortality and turnover are evaluated periodically and are updated to reflect our experience and to meet regulatory requirements. Actual results in any given year will often differ from actuarial assumptions because of economic and other factors.

The discount rate was based on the FTSE Pension Discount Curve to determine the single equivalent rate that would yield the same present value as the specific plan's expected cash flows. The discount rates for net periodic benefit costs were 4.90% and 3.82% in fiscal years 2024 and 2023, respectively. The discount rates for year-end obligations were 5.03% and 4.90% as of July 31, 2024 and 2023, respectively.

For fiscal year 2024, the medical cost trend assumption used for the postretirement health benefit cost was 7.9%. The graded trend rate is expected to decrease to an ultimate rate of 4.9% in fiscal year 2044.

NOTE 10 – DEFERRED COMPENSATION

Oil-Dri's deferred compensation plans permit directors and certain management employees to defer portions of their compensation and to earn interest on the deferred amounts. Participants deferred $0.3 million and $0.6 million into these plans in fiscal years 2024 and 2023, respectively. We recorded $0.2 million of interest expense associated with these plans in both fiscal years 2024 and 2023. Payments to participants were $0.4 million and $0.9 million in fiscal years 2024 and 2023, respectively, and the total liability recorded for deferred compensation was $5.0 million and $4.6 million as of July 31, 2024 and 2023, respectively.

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The Oil-Dri Corporation of America Annual Incentive Plan provides certain executives with the opportunity to receive a deferred executive bonus award if certain financial goals are met. Deferred executive bonus awards of $1.9 million and $1.4 million were awarded for fiscal year 2024 and fiscal year 2023, respectively as financial targets under the provisions of the plan were achieved. These awards will vest and accrue interest over a 3-year period.

Our deferred compensation plans are unfunded. We fund these benefits when payments are made, and the timing and amount of the payments are determined according to the plans' provisions and, for certain plans, according to individual employee agreements.

NOTE 11 - ACCRUED EXPENSES

Accrued expenses is as follows (in thousands):

	July 31, 2024	July 31, 2023
Salaries, Wages, Commissions and Employee Benefits	**$ 20,711**	$ 19,054
Payables	**11,586**	5,658
Freight	**2,928**	3,078
Trade promotions and advertising	**2,743**	2,292
Taxes	**1,736**	1,776
Georgia Landfill Modification Reserve	**1,208**	2,469
Other	**3,104**	2,541
	$ 44,016	$ 36,868

NOTE 12 – OTHER CONTINGENCIES

We are party to various legal actions that arise from time to time that are ordinary in nature and incidental to the operation of our business, including ongoing litigation. While it is not possible at this time to determine with certainty the ultimate outcome of these or other lawsuits, we believe that none of the pending proceedings will have a material adverse effect on our business, financial condition, results of operations or cash flows.

In the second quarter of fiscal year 2023, we recorded a reserve of $2.5 million for anticipated modification costs that we expected to incur to address capacity issues at our sole landfill located in Ochlocknee, Georgia. Reserves are recorded when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated. The amount of the reserve represented management's best estimate of the costs for the modification with respect to this matter, at the time. During fiscal year 2024, work began on the modifications and we recorded an additional reserve of $0.6 million to reflect an update to our best estimate. This has been offset by $1.9 million of payments made to date. The modification work is expected to be completed during fiscal year 2025. Inherent uncertainties exist in these estimates primarily due to unknown conditions, changing governmental regulations and legal standards, and emerging technologies for handling site modification. Consequently, it is reasonably possible that modification costs in excess of amounts accrued could have a material impact on the Company's results of operations, financial condition and cash flows.

NOTE 13 – LEASES

We have operating leases primarily for real estate properties, including corporate headquarters, customer service and sales offices, manufacturing and packaging facilities, warehouses, and research and development facilities, as well as for rail tracks, railcars and office equipment. Certain of our leases for a shared warehouse and office facility, rail track and railcars have options to extend which we are reasonably certain we will exercise and, accordingly, have been considered in the lease term used to recognize our ROU assets and lease liabilities. To determine the present value of the lease liability, we use an incremental borrowing rate, which is defined as the rate of interest that the Company would have to pay to borrow (on a collateralized basis over a similar term) an amount equal to the lease payments in similar economic environments. As provided in ASC 842, we have elected not to apply these measurement and recognition requirements to short-term leases (i.e., leases with a term of 12 months or less). Short-term leases will not be recorded as ROU assets or lease liabilities on our consolidated balance sheet, and the related lease payments will be recognized in net earnings on a straight-line basis over the lease term.

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We have no material finance leases, and variable costs for operating leases are immaterial. Operating lease costs are included in Cost of Goods Sold or SG&A expenses based on the nature of the lease. The following table summarizes total lease costs for our operating leases (in thousands): For the Twelve Months Ended July 31, 2024 2023 Operating lease cost $ 3,791 $ 2,640 Supplemental cash flow information related to leases was as follows (in thousands): For the Twelve Months Ended July 31, 2024 2023 Other Information Cash paid for amounts included in the measurement of lease liabilities: $ 3,112 $ 2,229 Right-of-use assets obtained in exchange for new operating lease liabilities 11,471 983 Operating lease ROU assets and operating lease liabilities are separately presented on the Consolidated Balance Sheets. Other supplemental balance sheet information related to leases was as follows: For the Twelve Months Ended July 31, 2024 2023 Weighted-average remaining lease term - operating leases ........... 5.4 years 7.7 years Weighted-average discount rate - operating leases ........................ 5.10% 4.03% The following table summarizes scheduled minimum future lease payments due within twelve months for operating leases with terms longer than one year for which cash flows are fixed and determinable as of July 31, 2024 (in thousands): 2025 .......................................... $ 5,441 2026 .......................................... 4,724 2027 .......................................... 3,758 2028 .......................................... 2,949 2029 .......................................... 2,356 Thereafter .................................. 3,480 Total .......................................... 22,708 Less: imputed interest ............... (2,761) Net lease obligation ................... $ 19,947 69

NOTE 14 – RELATED PARTIES One member of our Board of Directors is currently the President and Chief Executive Officer of a vendor of ours. Total payments to this vendor for fees and cost reimbursements were $2.0 million and $0.2 million for fiscal years 2024 and 2023, respectively. There were $0.1 million of outstanding fees due to that vendor as of July 31, 2024. There were no outstanding amounts due to that vendor as of July 31, 2023. One member of our Board of Directors retired from the role of President and Chief Executive Officer of a customer of ours on September 28, 2019 and is currently party to a post-employment consulting agreement with the customer. Total sales to that customer, including sales to subsidiaries of that customer, were $0.2 million for both fiscal year 2024 and 2023. There were no outstanding amounts due from that customer as of July 31, 2024 or 2023. 70

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15f. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an assessment of the effectiveness of our internal control over financial reporting based on the framework in Internal Control - Integrated Framework (2013 framework) issued by the Committee Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment, our management concluded that our internal control over financial reporting was effective as of July 31, 2024. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Our internal controls over financial reporting as of July 31, 2024 have been audited by Grant Thornton LLP, an independent registered public accounting firm, as stated in their report included below under the heading “Report of Independent Registered Public Accounting Firm.” The attestation report of Grant Thornton LLP on the Company’s internal control over financial reporting is also included under this heading below. 71 of Directors and Shareholders REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM Board of Directors and Shareholders Oil-Dri Corporation of America Opinions on the financial statements and internal control over financial reporting We have audited the accompanying consolidated balance sheets of Oil-Dri Corporation of America (a Delaware corporation) and subsidiaries (the “Company”) as of July 31, 2024 and 2023, and the related consolidated statements of operations, comprehensive income, stockholders’ equity, and cash flows for each of the years in the two-year period ended July 31, 2024, and the related notes and financial statement schedule included under Item 15(a) (collectively referred to as the “financial statements”). We also have audited the Company’s internal control over financial reporting as of July 31, 2024, based on criteria established in the 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of July 31, 2024 and 2023, and the results of its operations and its cash flows for each of the two years in the period ended July 31, 2024 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of July 31, 2024, based on criteria established in the 2013 Internal Control—Integrated Framework issued by COSO. Basis for opinions The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s financial statements and an opinion on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions. Our audit of, and opinion on, the Company’s internal control over financial reporting does not include the internal control over financial reporting of Ultra Pet Company Inc. (“Ultra Pet”), a wholly-owned subsidiary, whose financial statements reflect total assets and net sales constituting 3% and 1%, respectively, of the related consolidated financial statement amounts as of and for the year ended July 31, 2024. As indicated in Management’s Report, Ultra Pet, was acquired during 2024. Management’s assertion on the effectiveness of the Company’s internal control over financial reporting excluded internal control over financial reporting of Ultra Pet. Definition and limitations of internal control over financial reporting A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and 72 dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Critical audit matter The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates. Acquisition of Ultra Pet Company Inc. - Valuation of Trade Name and Customer List Intangible Assets As described further in Note 2 to the financial statements, the Company acquired Ultra Pet Company Inc. (“Ultra Pet”), on May 1, 2024 for a total purchase price of approximately $44.3 million, net of cash acquired. The Company has recorded, on a preliminary basis, the assets acquired and liabilities assumed based on their estimated fair values, including customer list and trade name intangible assets of $20.4 million and $5.2 million, respectively. We identified the valuation of acquired Ultra Pet customer list and trade name intangible assets as a critical audit matter. The principal considerations for our determination that the valuation of acquired Ultra Pet customer list and trade name intangible assets is a critical audit matter are (i) the significant judgment by management when determining assumptions used in the fair value measurement of acquired intangible assets (ii) the high degree of auditor judgment and subjectivity in performing procedures and evaluating management’s significant assumptions relating to the projected financial information including revenue growth rate, weighted average cost of capital (WACC), royalty rate, and customer attrition rates and (iii) the audit effort involved the use of professionals with specialized skills and knowledge. Our audit procedures related to the valuation of the acquired customer list and trade name intangible assets included the following, among others: • we tested the design and operating effectiveness of the controls over the Company’s acquisition and valuation process, including review of the valuation model, significant assumptions used, and the completeness and accuracy of the underlying data used • we tested the projected financial information including forecasted revenue growth rate by assessing the reasonableness of management’s forecasts compared to historical results and forecasted industry trends • with the assistance of our valuation specialists, we assessed the assumptions and methodologies used in developing the WACC, royalty rate, and customer attrition rates by developing a range of independent estimates and comparing those to the rates selected by management. /s/ GRANT THORNTON LLP We have served as the Company’s auditor since 2014. Chicago, Illinois October 10, 2024 73

ITEM 9 – CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE None. ITEM 9A – CONTROLS AND PROCEDURES Evaluation of Disclosure Controls and Procedures Management conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this Form 10-K. The controls evaluation was conducted under the supervision and with the participation of management, including our Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”). Based upon the controls evaluation, our CEO and CFO have concluded that, as of the end of the period covered by this report, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified by the SEC, and that such information is accumulated and communicated to management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure. On May 1, 2024, the Company completed its acquisition of Ultra Pet as discussed in Note 2 - Acquisition. Management has excluded Ultra Pet's internal controls from its assessment of the effectiveness of internal controls over financial reporting as of July 31, 2024. Ultra Pet's net sales and total assets (excluding goodwill and intangible assets, which were integrated into the Company's control environment) represent approximately 1% and 3% percent, respectively, of the consolidated financial statement amounts for the fiscal year ended, and as of July 31, 2024. Management’s Report on Internal Control Over Financial Reporting Management’s Report on Internal Control Over Financial Reporting is set forth in Part II, Item 8 of this Annual Report on Form 10-K. Changes in Internal Control over Financial Reporting There were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that occurred during the fiscal year ended July 31, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Inherent Limitations on Effectiveness of Controls Our management, including the CEO and CFO, do not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Further, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Projections of any evaluation of controls effectiveness to future periods are subject to risks. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures. ITEM 9B – OTHER INFORMATION During fiscal year 2024, none of our officers or directors adopted or terminated a "Rule 10b5-1 trading arrangement" or "non- Rule 10b5-1 trading arrangement" (each as defined in Item 408 of Regulation S-K). 74

ITEM 9C - DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS None. 75

PART III ITEM 10 – DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE The information required by this Item (except as set forth below) will be included in Oil-Dri’s Proxy Statement for its 2024 annual meeting of stockholders under the captions “PROPOSALS - 1. Election of Directors,” “Executive Officers,” “CORPORATE GOVERNANCE MATTERS - Director Nominations,” “Board of Directors Committee Membership and Meetings,” (including the “Audit Committee” section thereunder) and “Corporate Governance Matters” and is incorporated herein by this reference. The Company has adopted a Code of Ethics and Business Conduct (the “Code”) which applies to all of its directors, officers (including the Company’s Chief Executive Officer and senior financial officers) and employees. The Code imposes significant responsibilities on the Chief Executive Officer and the senior financial officers of the Company. The Code, the Company’s Corporate Governance Guidelines and the charter of its Audit Committee may be viewed on the Company’s website at www.oildri.com and are available in print to any person upon request to Investor Relations, Oil-Dri Corporation of America, 410 North Michigan Avenue, Suite 400, Chicago, Illinois 60611-4213, telephone (312) 321-1515 or e-mail to info@oildri.com. Any amendment to, or waiver of, a provision of the Code which applies to the Company’s Chief Executive Officer or senior financial officers and relates to the elements of a “code of ethics” as defined by the SEC will also be posted on the Company’s website. As allowed by the “controlled company” exemption to certain NYSE rules, the Company does not have a nominating/corporate governance committee (as defined by the NYSE rules) and its compensation committee does not have a charter. ITEM 11 – EXECUTIVE COMPENSATION The information required by this Item will be included in Oil-Dri’s Proxy Statement for its 2024 annual meeting of stockholders under the captions “Executive Compensation,” “CORPORATE GOVERNANCE MATTERS – Director Compensation,” and “Board of Directors Committee Membership and Meetings,” (including the “Compensation Committee” thereunder) and is incorporated herein by reference. ITEM 12 – SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS Except as set forth herein, the information required by this Item will be included in Oil-Dri’s Proxy Statement for its 2024 annual meeting of stockholders under the captions “Principal Stockholders” and “Security Ownership of Management” and is incorporated herein by reference. Equity Compensation Plan Information. The following table presents information about compensation plans under which our equity securities are authorized for issuance. There are no outstanding stock options as of July 31, 2024. See Note 8 of the Notes to the Consolidated Financial Statements for further information about these stock-based compensation plans. Equity Compensation Plan Information As Of July 31, 2024 Plan Category Number of securities to be issued upon exercise of outstanding options (in thousands) (a) Weighted-average exercise price of outstanding options (b) Number of securities remaining available for further issuance under equity compensation plans (excluding securities reflected in column (a)) (in thousands) (c) Equity compensation plans approved by stockholders .. — $— 627 The number of securities remaining in column (c) above includes, in accordance with the terms of the plan, shares that were: 1) not vested or exercised in full due to expiration or termination, or 2) tendered or withheld for payment of the exercise price or to satisfy tax withholding amounts. 76

ITEM 13 – CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE The information required by this Item will be included in Oil-Dri’s Proxy Statement for its 2024 annual meeting of stockholders under the captions “CORPORATE GOVERNANCE MATTERS – Certain Relationships and Related Party Transactions” and “Director Independence” and is incorporated herein by reference. ITEM 14 – PRINCIPAL ACCOUNTANT FEES AND SERVICES The information required by this Item will be included in Oil-Dri’s Proxy Statement for its 2024 annual meeting of stockholders under the caption “Other Matters Relating to the Independent Auditor - Auditor Fees” and is incorporated herein by reference. 77

PART IV ITEM 15 – EXHIBITS AND FINANCIAL STATEMENT SCHEDULE (a)(1) The following consolidated financial statements are contained herein. Consolidated Balance Sheets as of July 31, 2024 and July 31, 2023. Consolidated Statements of Operations for the fiscal years ended July 31, 2024 and July 31, 2023. Consolidated Statements of Comprehensive Income for the fiscal years ended July 31, 2024 and July 31, 2023. Consolidated Statements of Stockholders’ Equity for the fiscal years ended July 31, 2024 and July 31, 2023. Consolidated Statements of Cash Flows for the fiscal years ended July 31, 2024 and July 31, 2023. Notes to the Consolidated Financial Statements. Report of Independent Registered Public Accounting Firm. (a)(2) The following financial statement schedule is contained herein: Schedule to Financial Statements, as follows: Schedule II - Valuation and Qualifying Accounts, years ended July 31, 2024 and July 31, 2023. All other schedules are omitted because they are inapplicable, not required under the instructions or the information is included in the consolidated financial statements or notes thereto. (a)(3) The following documents are exhibits to this Report: Exhibit No. Description SEC Document Reference 2.1** Stock Purchase Agreement, dated April 16, 2024, by and among the Oil-Dri Corporation of America, Ultra Pet, LLC, Ultra Pet Company, Inc., and certain equity holders of Ultra Pet, LLC set forth on the signature page thereto. Incorporated by reference to Exhibit 2.1 to Oil-Dri's Current Report on Form 8-K (File No. 001-12622) filed on April 16, 2024. 3.1 Certificate of Incorporation of Oil-Dri, as amended. Incorporated by reference to Exhibit 4.1 to Oil-Dri’s Registration Statement on Form S-8 (Registration No. 333-57625), filed on June 24, 1998. 3.2 By-Laws of Oil-Dri Corporation of America, as Amended and Restated on December 12, 2017. Incorporated by reference to Exhibit 3 to Oil-Dri’s (file No. 001-12622) Quarterly Report on Form 10-Q filed on March 9, 2018. 4.1 Description of Capital Stock Filed herewith 78

Exhibit No.	Description	SEC Document Reference
10.1	Memorandum of Agreement #1450 "Fresh Step"® dated as of March 12, 2001 between A&M Products Manufacturing Company and Oil-Dri.	Incorporated by reference to Exhibit 10.1 to Oil-Dri's (File No. 001-12622) Quarterly Report on Form 10-Q for the quarter ended October 31, 2020.
10.2	First Amendment, dated as of December 13, 2002, to Memorandum of Agreement #1450 "Fresh Step"® dated as of March 12, 2001.	Incorporated by reference to Exhibit 10.2 to Oil-Dri's (File No. 001-12622) Annual Report on Form 10-K for the fiscal year ended July 31, 2007.
10.3	Second Amendment, dated as of October 15, 2007, to Memorandum of Agreement #1450 "Fresh Step"® dated as of March 12, 2001.	Incorporated by reference to Exhibit 10.2 to Oil-Dri's (File No. 001-12622) Quarterly Report on Form 10-Q for the quarter ended October 31, 2020.
10.4	Third Amendment, dated as of May 27, 2016, to Memorandum of Agreement #1450 "Fresh Step"® dated as of March 12, 2001.	Incorporated by reference to Exhibit 10.3 to Oil-Dri's (File No. 001-12622) Quarterly Report on Form 10-Q for the quarter ended October 31, 2020.
10.5	Fourth Amendment, dated as of December 4, 2020, to Memorandum of Agreement #1450 "Fresh Step"® dated as of March 12, 2001.†	Incorporated by reference to Exhibit 10.4 to Oil-Dri's (file No. 001-12622) Quarterly Report on Form 10-Q for the quarter ended October 31, 2020.
10.6	Fifth Amendment, dated as of April 10, 2023, to Memorandum of Agreement #1450 "Fresh Step"® dated as of March 12, 2001.†	Incorporated by reference to Exhibit 10.1 to Oil-Dri's (file No. 001-12622) Quarterly Report on Form 10-Q for the quarter ended April 30, 2023.
10.7	Sixth Amendment, dated as of June 29, 2023, to Memorandum of Agreement #1450 "Fresh Step"® dated as of March 12, 2001.†	Incorporated by reference to Exhibit 10.40 to Oil-Dri's (file No. 001-12622) Annual Report on Form 10-K for the year ended July 31, 2023.
10.8	Seventh Amendment, dated as of September 21, 2023, to Memorandum of Agreement #1450 "Fresh Step"® dated as of March 12, 2001.†	Incorporated by reference to Exhibit 10.41 to Oil-Dri's (file No. 001-12622) Annual Report on Form 10-K for the year ended July 31, 2023.
10.9	Eighth Amendment, dated as of January 25. 2024, to Memorandum of Agreement #1450 "Fresh Step" ™ dated as of March 12, 2001.	Incorporated by reference to Exhibit 10.1 to Oil-Dri's (file No. 001-12622) Quarterly Report on Form 10-Q for the quarter ended January 31, 2024.
10.10	Exclusive Supply Agreement dated May 19, 1999 between Church & Dwight Co., Inc. and Oil-Dri.	Incorporated by reference to Exhibit 10.5 to Oil-Dri's (File No. 001-12622) Quarterly Report on Form 10-Q for the quarter ended October 31, 2020.
10.11	Credit Agreement, dated January 27, 2006 among the Company, certain subsidiaries of the Company and Harris N.A.	Incorporated by reference to Exhibit 10.1 to Oil-Dri's (File No. 001-12622) Current Report on Form 8-K filed on February 1, 2006.
10.12	First Amendment, dated as of December 19, 2008 to Credit Agreement dated as of January 27, 2006.	Incorporated by reference to Exhibit 10.1 to Oil-Dri's (File No. 001-12622) Quarterly Report on Form 10-Q for the quarter ended January 31, 2009.
10.13	Second Amendment, dated as of December 21, 2011 to Credit Agreement dated as of January 27, 2006.	Incorporated by reference to Exhibit 10 to Oil-Dri's (File No. 001-12622) Current Report on Form 8-K filed on December 28, 2011.

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Exhibit No.	Description	SEC Document Reference
10.14	Third Amendment, dated as of June 21, 2012 to Credit Agreement dated as of January 27, 2006.	Incorporated by reference to Exhibit 10.12 to Oil-Dri's (File No. 001-12622) Annual Report on Form 10-K for the fiscal year ended July 31, 2012.
10.15	Fourth Amendment, dated as of December 4, 2014 to Credit Agreement dated as of January 27, 2006.	Incorporated by reference to Exhibit 10.1 to Oil-Dri's (File No. 001-12622) Quarterly Report on Form 10-Q for the quarter ended October 31, 2014.
10.16	Fifth Amendment, dated as of January 31, 2019 to Credit Agreement dated as of January 27, 2006.	Incorporated by reference to Exhibit 10.1 to Oil-Dri's (File No. 001-12622) Current Report on Form 8-K filed on January 31, 2019.
10.17	Annex A to the Fifth Amendment to Credit Agreement dated as of January 27, 2006.	Incorporated by reference to Exhibit 10.2 to Oil-Dri's (File No. 001-12622) Current Report on Form 8-K filed on January 31, 2019.
10.18	Oil-Dri BMO - Modification to BMO Harris Bank N.A. Credit Agreement.	Incorporated by reference to Exhibit 10.1 to Oil-Dri's (file No. 001-12622) Quarterly Report on Form 10-Q for the quarter ended April 30, 2022.
10.19	Sixth Amendment to Credit Agreement dated as of August 30, 2022, between Oil-Dri Corporation of America and BMO Harris Bank N.A.	Incorporated by reference to Exhibit 10.1 to Oil-Dri's (file No. 001-12622) Current Report on Form 8-K filed on September 6, 2022.
10.20	Seventh Amendment to Credit Agreement, dated April 16, 2024, by and between Oil-Dri Corporation of American and BMO Bank N.A.	Incorporated by reference to Exhibit 2.1 to Oil-Dri's Current Report on Form 8-K (File No. 001-12622) filed on April 16, 2024.
10.21	$18,500,000 Note Agreement dated as of November 12, 2010 among Oil-Dri Corporation of America, The Prudential Insurance Company of America, Prudential Retirement Insurance and Annuity Company, Forethought Life Insurance Company, Physicians Mutual Insurance Company and BCBSM, Inc. dba Blue Cross and Blue Shield of Minnesota.	Incorporated by reference to Exhibit 10.1 to Oil-Dri's (File No. 001-12622) Current Report on Form 8-K filed on November 16, 2010.
10.22	Amended and Restated Note Purchase and Private Shelf Agreement, dated as of May 15, 2020, among Oil-Dri Corporation of America, PGIM, Inc. and existing noteholders and purchasers named therein.	Incorporated by reference to Exhibit 10.1 to Oil-Dri's (file No. 001-12622) Current Report on Form 8-K filed on May 21, 2020.
10.23	Amendment No. 1 dated December 16, 2021 to the Amended and Restated Note Purchase and Private Shelf Agreement among Oil-Dri Corporation of America, PGIM, Inc. and existing noteholders and purchasers named therein.	Incorporated by reference to Exhibit 10.1 to Oil-Dri's (file No. 001-12622) Current Report on Form 8-K filed on December 17, 2021.
10.24	Amendment No. 2 to Amended and Restated Note Purchase and Private Shelf Agreement.	Incorporated by reference to Exhibit 10.2 to Oil-Dri's (file No. 001-12622) Quarterly Report on Form 10-Q for the quarter ended April 30, 2022.
10.25	Amendment No. 3 to Amended and Restated Note Purchase and Private Shelf Agreement, dated August 30, 2022, among Oil-Dri Corporation of America, PGIM, Inc. and existing noteholders named therein.	Incorporated by reference to Exhibit 10.2 to Oil-Dri's (file No. 001-12622) Current Report on Form 8-K filed on September 6, 2022.

80

Exhibit No. Description SEC Document Reference 10.26 Amendment No. 4 to Amended and Restated Note Purchase and Private Shelf Agreement, dated September 21, 2023 among Oil-Dri Corporation of America, PGIM, Inc. and existing note holders Incorporated by reference to Exhibit 10.1 to Oil-Dri's (file No. 001-12622) Current Report on Form 8-K filed on September 22, 2023. 10.27 Oil-Dri Corporation of America Deferred Compensation Plan, as amended and restated effective April 1, 2003.* Incorporated by reference to Exhibit (10)(j)(1) to Oil- Dri’s (File No. 001-12622) Quarterly Report on Form 10-Q for the quarter ended April 30, 2003. 10.28 First Amendment, effective as of January 1, 2007, to Oil-Dri Corporation of America Deferred Compensation Plan, as amended and restated effective April 1, 2003.* Incorporated by reference to Exhibit 10.1 to Oil-Dri’s (File No. 001-12622) Quarterly Report on Form 10-Q for the quarter ended January 31, 2008. 10.29 Second Amendment, effective as of January 1, 2008, to Oil-Dri Corporation of America Deferred Compensation Plan, as amended and restated effective April 1, 2003.* Incorporated by reference to Exhibit 10.2 to Oil-Dri’s (File No. 001-12622) Quarterly Report on Form 10-Q for the quarter ended January 31, 2008. 10.18 Oil-Dri Corporation of America Annual Incentive Plan (as amended and restated effective January 1, 2008).* Incorporated by reference to Exhibit 10.4 to Oil-Dri’s (File No. 001-12622) Quarterly Report on Form 10-Q for the quarter ended January 31, 2008. 10.19 Oil-Dri Corporation of America 2005 Deferred Compensation Plan (as amended and restated effective January 1, 2008)* Incorporated by reference to Exhibit 10.3 to Oil-Dri’s (File No. 001-12622) Quarterly Report on Form 10-Q for the quarter ended January 31, 2008. 10.20 First Amendment, effective July 1, 2020, to the Oil-Dri Corporation of America 2005 Deferred Compensation Plan (as amended and restated effective January 1, 2008).* Incorporated by reference to Exhibit 10.24 to Oil Dri's (File No. 001-12622) Annual Report on Form 10-K for the fiscal year ended July 31, 2020. 10.21 Oil-Dri Corporation of America 2006 Long Term Incentive Plan (as amended and restated effective July 28, 2006)* Incorporated by reference to Appendix A to Oil-Dri’s (File No. 001-12622) Definitive Proxy Statement on Schedule 14A filed on November 3, 2006. 10.22 First Amendment, effective as of January 1, 2008, to Oil-Dri Corporation of America 2006 Long Term Incentive Plan (as amended and restated effective July 28, 2006)* Incorporated by reference to Exhibit 10.5 to Oil-Dri’s (File No. 001-12622) Quarterly Report on Form 10-Q for the quarter ended January 31, 2008. 10.23 Second Amendment, effective as of October 15, 2015, to Oil-Dri Corporation of America 2006 Long Term Incentive Plan (as previously amended and restated effective July 28, 2006)* Incorporated by reference to Appendix A to Oil-Dri’s (File No. 001-12622) Definitive Proxy Statement on Schedule 14A filed on October 28, 2015. 10.24 Third Amendment to Oil-Dri Corporation of America 2006 Long Term Incentive Plan* Incorporated by reference to Appendix A of Oil-Dri's (File No. 001-12622) Definitive Proxy Statement on Schedule 14A filed on October 30, 2019 10.25 Form of Oil-Dri Corporation of America 2006 Long Term Incentive Plan Employee Stock Option Agreement for Class A Common Stock.* Incorporated by reference to Exhibit 10.2 to Oil-Dri’s (file No. 001-12622) Current Report on Form 8-K filed on December 11, 2006. 81

Exhibit No. Description SEC Document Reference 10.26 Form of Oil-Dri Corporation of America 2006 Long Term Incentive Plan Employee Stock Option Agreement for Common Stock.* Incorporated by reference to Exhibit 10.3 to Oil-Dri’s (file No. 001-12622) Current Report on Form 8-K filed on December 11, 2006. 10.27 Form of Oil-Dri Corporation of America 2006 Long Term Incentive Plan Employee Stock Option Agreement for Class B Stock.* Incorporated by reference to Exhibit 10.4 to Oil-Dri’s (file No. 001-12622) Current Report on Form 8-K filed on December 11, 2006. 10.28 Form of Oil-Dri Corporation of America 2006 Long Term Incentive Plan Director Stock Option Agreement for Common Stock.* Incorporated by reference to Exhibit 10.5 to Oil-Dri’s (file No. 001-12622) Current Report on Form 8-K filed on December 11, 2006. 10.29 Form of Oil-Dri Corporation of America 2006 Long Term Incentive Plan Restricted Stock Agreement for Class A Common Stock.* Incorporated by reference to Exhibit 10.6 to Oil-Dri’s (file No. 001-12622) Current Report on Form 8-K filed on December 11, 2006. 10.30 Form of Oil-Dri Corporation of America 2006 Long Term Incentive Plan Restricted Stock Agreement for Common Stock.* Incorporated by reference to Exhibit 10.7 to Oil-Dri’s (file No. 001-12622) Current Report on Form 8-K filed on December 11, 2006. 10.31 Form of Oil-Dri Corporation of America 2006 Long Term Incentive Plan Restricted Stock Agreement for Class B Stock.* Incorporated by reference to Exhibit 10.8 to Oil-Dri’s (file No. 001-12622) Current Report on Form 8-K filed on December 11, 2006. 10.32 Form of 2018 Restricted Stock Agreement for Class B Stock under the Oil-Dri Corporation of America 2006 Long Term Incentive Plan.* Incorporated by reference to Exhibit 10.29 to Oil-Dri's (file No. 001-12622) Annual Report on Form 10-K for the fiscal year ended July 31, 2018. 14.1 Amended and Restated Code of Ethics Available at Oil-Dri’s website at www.oildri.com or in print upon request to Investor Relations, Oil-Dri Corporation of America, 410 North Michigan Avenue, Suite 400, Chicago, IL 60611-4213, telephone (312) 321-1515 or e-mail to info@oildri.com. 21.1 Subsidiaries of Oil-Dri Corporation of America Filed herewith. 23.1 Consent of Independent Registered Public Accounting Firm Filed herewith. 31.1 Certifications pursuant to Rule 13a – 14(a). Filed herewith. 32.1 Certifications pursuant to Section 1350 of the Sarbanes-Oxley Act of 2002. Filed herewith. 95 Mine Safety Disclosure Filed herewith. 97 Oil-Dri Corporation of America Compensation Recovery Policy Filed herewith. 101.INS XBRL Taxonomy Instance Document The instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document. 101.SCH XBRL Taxonomy Extension Schema Document Filed herewith. 82

101.CAL XBRL Taxonomy Extension Calculation Linkbase Document Filed herewith. 101.DEF XBRL Taxonomy Extension Definition Linkbase Document Filed herewith. 101.LAB XBRL Taxonomy Extension Labels Linkbase Document Filed herewith. 101.PRE XBRL Taxonomy Extension Presentation Linkbase Filed herewith. 104 Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101) Filed herewith. † Certain portions of this exhibit have been redacted pursuant to Item 601(b)(10) of Regulation S-K. A copy of the omitted portions will be furnished supplementally to the Securities and Exchange Commission upon request. * Management contract or compensatory plan or arrangement. ** The schedules and similar attachments to this exhibit have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Company agrees to provide a copy of the omitted schedules and similar attachments on a supplemental basis to the Commission or its staff, if requested. 83 Exhibit No. Description SEC Document Reference

SIGNATURES Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, Oil-Dri has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. OIL-DRI CORPORATION OF AMERICA (Registrant) By /s/ Daniel S. Jaffee Daniel S. Jaffee President and Chief Executive Officer, Director Dated: October 10, 2024 Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of Oil-Dri and in the capacities and on the dates indicated: /s/ Daniel S. Jaffee October 10, 2024 Daniel S. Jaffee President and Chief Executive Officer, Chairman of the Board of Directors (Principal Executive Officer) /s/ Susan M. Kreh October 10, 2024 Susan M. Kreh Chief Financial Officer (Principal Accounting Officer & Principal Financial Officer) /s/ Ellen-Blair Chube October 10, 2024 Ellen-Blair Chube Director /s/ Paul M. Hindsley October 10, 2024 Paul M. Hindsley Director /s/ Michael A. Nemeroff October 10, 2024 Michael A. Nemeroff Director /s/ George C. Roeth October 10, 2024 George C. Roeth Director 84

/s/ Amy L. Ryan October 10, 2024 Amy L. Ryan Director /s/ Patricia J. Schmeda October 10, 2024 Patricia J. Schmeda Director /s/ Allan H. Selig October 10, 2024 Allan H. Selig Director /s/ Lawrence E. Washow October 10, 2024 Lawrence E. Washow Director 85

SCHEDULE II OIL-DRI CORPORATION OF AMERICA AND SUBSIDIARIES VALUATION AND QUALIFYING ACCOUNTS Year Ended July 31, 2024 2023 (in thousands) Allowance for credit losses and cash discounts: Balance, beginning of year ........................................... $ 1,087 $ 922 (Reduction) addition .................................................... (153) 165 Net recovery ................................................................. — — Balance, end of year ...................................................... $ 1,087 $ 1,087 Valuation reserve for income taxes: Balance, beginning of year ........................................... $ 1,698 $ 1,761 Change .......................................................................... 772 (63) Balance, end of year ...................................................... $ 2,470 $ 1,698 86

DESCRIPTION OF CAPITAL STOCK The following description of our Common Stock is a summary and does not purport to be complete and is subject to and qualified in its entirety by reference to both the Certificate of Incorporation of Oil-Dri, as amended (the "Certificate of Incorporation"), and the By-Laws of Oil-Dri Corporation of America, as Amended and Restated (the "By-laws"). The Certificate of Incorporation and the By-laws are each incorporated by reference as an exhibit to the Annual Report on Form 10- K of which this Exhibit 4.1 is a part. Authorized Shares of Capital Stock Our authorized capital stock as of July 31, 2024 and 2023 consisted of 15,000,000 shares of Common Stock, 7,000,000 shares of Class B Stock and 30,000,000 shares of Class A Common Stock, each with a par value of $.10 per share. There are no Class A Common Stock shares currently outstanding. Voting Rights Common Stock is entitled to one vote per share and Class B Stock is entitled to ten votes per share, while Class A Common Stock has no voting rights except in accordance with law. Dividends Common Stock is entitled to cash dividends, as and when declared or paid, equal to at least 133.33% on a per share basis of the cash dividend paid on Class B Stock. Class A Common Stock is entitled to cash dividends on a per share basis equal to the cash dividend on Common Stock. Additionally, while shares of Common Stock, Class A Common Stock and Class B Stock are outstanding, the sum of the per share cash dividend paid on shares of Common Stock and Class A Common Stock, must be equal to at least 133.33% of the sum of the per share cash dividend paid on Class B Stock and Class A Common Stock. Shares of Common Stock, Class A Common Stock and Class B Stock are equal in respect of all rights to dividends (other than cash as described above) and distributions in the form of stock or other property (including stock dividends and split-ups) in each case in the same ratio except in the case of a Special Stock Dividend. A Special Stock Dividend, which can be issued only once, is either a dividend of one share of Class A Common Stock for each share of Common Stock and Class B Stock outstanding or a recapitalization, in which half of each outstanding share of Common Stock and Class B Stock would be converted into a half share of Class A Common Stock. Conversion Rights Common Stock and Class A Common Stock have no conversion rights. Class B Stock is convertible on a share-by-share basis into Common Stock at any time and is subject to mandatory conversion under certain circumstances. Duration of Class Rights and Powers At any time when the shares of Class B Stock cease to account for at least 20% of the total of both shares of Common Stock and Class B Stock outstanding, or for a period of one year do not account for at least 10% of the total shares of Common Stock, Class B Stock and Class A Common Stock outstanding, then any shares of Class B Stock outstanding shall, without any action by the Board of Directors, automatically convert to shares of Common Stock. In addition, and the provisions for different voting or cash dividend rights for Common Stock and Class B Stock shall thence forth not be in effect. Liquidation Rights In the event of any liquidation, dissolution or winding up of the Company, the holders of all classes of stock are entitled to share ratably as a single class in the remaining net assets of the Company. A merger or consolidation of the Company or a sale or conveyance of all or any part of the Company's assets will not be deemed a liquidation, dissolution or winding up. Restrictions on Sale and Transfer Class B Stock is subject to restrictions that permit the sale or transfer of these shares only to certain permitted transferees. No Redemption or Preemptive Rights Holders of common stock have no preemptive, redemption or subscription rights. EXHIBIT 4.1:

EXHIBIT 21.1: SUBSIDIARIES OF OIL-DRI CORPORATION OF AMERICA Subsidiary State or Country of Organization Agromex Importaciones, S.A. de C.V. Mexico Amlan Trading (Shenzhen) Company, Ltd. China Blue Mountain Production Company Mississippi Mounds Management, Inc. Delaware Mounds Production Company, LLC Illinois ODC Acquisition Corp. Illinois Oil-Dri Canada ULC Canada Oil-Dri Corporation of Georgia Georgia Amlan International Nevada Oil-Dri Production Company Mississippi Oil-Dri SARL Switzerland Oil-Dri (U.K.) Limited United Kingdom PT Amlan Perdagangan Internasional Indonesia Taft Production Company Delaware Ultra Pet Company, Inc. Delaware Cedar Fresh Products, Inc. Delaware Harvest Ventures, Inc. Minnesota MBA Pet USA, LLC South Carolina MBA Pet B.V. Netherlands

EXHIBIT 23.1: CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM We have issued our report dated October 10, 2024, with respect to the consolidated financial statements and internal control over financial reporting included in the Annual Report of Oil-Dri Corporation of America on Form 10-K for the year ended July 31, 2024. We consent to the incorporation by reference of said report in the Registration Statements of Oil-Dri Corporation of America on Forms S-8 (File Nos. 333-139550, 333-236912 and 333-277738). /s/ GRANT THORNTON LLP Chicago, Illinois October 10, 2024

EXHIBIT 31.1: CERTIFICATIONS PURSUANT TO RULE 13A -14(A) UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED Certification of Principal Executive Officer (Section 302 of the Sarbanes-Oxley Act of 2002) I, Daniel S. Jaffee, certify that: 1. I have reviewed this Annual Report on Form 10-K of Oil-Dri Corporation of America (the “registrant”); 2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report; 3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report; 4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the registrant and have: a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared; b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles; c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and 5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions): a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting. Date: October 10, 2024 By: /s/ Daniel S. Jaffee Daniel S. Jaffee President and Chief Executive Officer

EXHIBIT 31.1 (CONTINUED): Certification of a Principal Financial Officer (Section 302 of the Sarbanes-Oxley Act of 2002) I, Susan M. Kreh, certify that: 1. I have reviewed this Annual Report on Form 10-K of Oil-Dri Corporation of America (the “registrant”); 2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report; 3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report; 4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have: a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared; b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles; c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and 5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions): a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting. Date: October 10, 2024 By: /s/ Susan M. Kreh Susan M. Kreh Chief Financial Officer

EXHIBIT 32.1: CERTIFICATIONS PURSUANT TO 18 U.S.C. SECTION 1350 AS ADOPTED PURSUANT TO THE SARBANES-OXLEY ACT OF 2002 CERTIFICATION Certification Pursuant to 18 U.S.C. Section 1350, the undersigned officer of Oil-Dri Corporation of America (the “Company”) hereby certifies that to the best of my knowledge the Company's Annual Report on Form 10-K for the year ended July 31, 2024 (the “Report”) fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934 and that the information contained in the Report fairly presents, in all material respects, the financial condition and results of operation of the Company. Dated: October 10, 2024 /s/ Daniel S. Jaffee Name: Daniel S. Jaffee Title: President and Chief Executive Officer A signed original of this written statement required by Section 906 has been provided to Oil-Dri Corporation of America and will be retained by Oil-Dri Corporation of America and furnished to the Securities and Exchange Commission or its staff upon request. The foregoing certification is being furnished solely pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Section 1350, Chapter 63 of Title 18, United States Code) and is not being filed as part of the Report or as a separate disclosure document. Certification Pursuant to 18 U.S.C. Section 1350, the undersigned officer of Oil-Dri Corporation of America (the “Company”) hereby certifies that to the best of my knowledge the Company's Annual Report on Form 10-K for the year ended July 31, 2024 (the “Report”) fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934 and that the information contained in the Report fairly presents, in all material respects, the financial condition and results of operation of the Company. Dated: October 10, 2024 /s/ Susan M. Kreh Name: Susan M. Kreh Title: Chief Financial Officer A signed original of this written statement required by Section 906 has been provided to Oil-Dri Corporation of America and will be retained by Oil-Dri Corporation of America and furnished to the Securities and Exchange Commission or its staff upon request. The foregoing certification is being furnished solely pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Section 1350, Chapter 63 of Title 18, United States Code) and is not being filed as part of the Report or as a separate disclosure document.

EXHIBIT 95:

MINE SAFETY DISCLOSURE

Under section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 104 of Regulation S-K, each operator of a coal or other mine is required to include certain mine safety information in its periodic reports filed with the Securities and Exchange Commission. The table below includes this mine safety information for each mine facility owned and operated by Oil-Dri Corporation of America, or its subsidiaries, for the year ended July 31, 2024. Due to timing and other factors, our data may not agree with the mine data retrieval system maintained by the Mine Safety and Health Administration ("MSHA"). The columns in the table represent the total number of, and the proposed dollar assessment for, violations, citations and orders issued by MSHA during the period upon periodic inspection of our mine facilities in accordance with the referenced sections of the Federal Mine Safety and Health Act of 1977, as amended (the "Mine Act"), described as follows:

Section 104 Significant and Substantial Violations: Total number of violations of mandatory health or safety standards that could significantly and substantially contribute to the cause and effect of a coal or other mine safety or health hazard.

Section 104(b) Orders: Total number of orders issued due to a failure to totally abate, within the time period prescribed by MSHA, a violation previously cited under section 104, which results in the issuance of an order requiring the mine operator to immediately withdraw all persons from the mine.

Section 104(d) Citations and Orders: Total number of citations and orders issued for unwarrantable failure of the mine operator to comply with mandatory health and safety standards. The violation could significantly and substantially contribute to the cause and effect of a safety and health hazard, but the conditions do not cause imminent danger.

Section 110(b)(2) Flagrant Violations: Total number of flagrant violations defined as a reckless or repeated failure to make reasonable efforts to eliminate a known violation of a mandatory health or safety standard that substantially and proximately caused, or reasonably could have been expected to cause, death or serious bodily injury.

Section 107(a) Imminent Danger Orders: Total number of orders issued when an imminent danger is identified which requires all persons to be withdrawn from area(s) in the mine until the imminent danger and the conditions that caused it cease to exist.

Total Dollar Value of Proposed MSHA Assessments: Each issuance of a citation or order by MSHA results in the assessment of a monetary penalty. The total dollar value presented includes any contested penalties.

Legal Actions Pending, Initiated or Resolved: Total number of cases pending legal action before the Federal Mine Safety and Health Review Commission (the "Commission") as of the last day of the reporting period or the number of such cases initiated or resolved during the reporting period.

									Legal Actions		
Mine ID	Mine Location	Section 104 "Significant and Substantial" Violations (#)	Section 104(b) Orders (#)	Section 104(d) Citations and Orders (#)	Section 110(b)(2) Flagrant Violations (#)	Section 107(a) Imminent Danger Orders (#)	Total Dollar Value of Proposed MSHA Assessments ($)	Mining Related Fatalities (#)	Pending as of Last Day of Period (#)	Initiated During Period (#)	Resolved During Period (#)
0900114	Ochlocknee, Georgia	3	—	—	—	—	749	—	—	—	—
2200035	Ripley, Mississippi	4	—	—	—	—	1,571	—	—	—	—
1102403	Mounds, Illinois	8	—	—	—	—	59,686	—	—	5	6
2200582	Blue Mountain, Mississippi	1	—	—	—	—	924	—	—	—	—
0402964	Taft, California	4	—	—	—	—	9,476	—	—	—	—

During this period we received no written notices from MSHA under section 104(e) of the Mine Act of (i) a pattern of violations of mandatory health or safety standards that are of such nature as could have significantly and substantially contributed to the cause and effect of coal or other mine health or safety hazards; or (ii) the potential to have such a pattern. Legal actions pending before the Commission may involve, among other questions, challenges by operators to citations, orders and penalties they have received from MSHA or complaints of discrimination by miners under section 105 of the Mine Act. The table below includes the pending legal actions as of the last day of the period. The following is a brief description of the types of legal actions that may be brought before the Commission. Contests of Citations and Orders: A contest proceeding may be filed with the Commission by operators, miners or miners’ representatives to challenge the issuance of a citation or order issued by MSHA. Contests of Proposed Penalties (Petitions for Assessment of Penalties): A contest of a proposed penalty is an administrative proceeding before the Commission challenging a civil penalty that MSHA has proposed for the alleged violation contained in a citation or order. The validity of the citation may also be challenged in this proceeding as well. Complaints for Compensation: A complaint for compensation may be filed with the Commission by miners entitled to compensation when a mine is closed by certain withdrawal orders issued by MSHA. The purpose of the proceeding is to determine the amount of compensation, if any, due miners idled by the orders. Complaints of Discharge, Discrimination or Interference: A discrimination proceeding is a case that involves a miner’s allegation that he or she has suffered a wrong by the operator because he or she engaged in some type of activity protected under the Mine Act, such as making a safety complaint. Applications for Temporary Relief: An application for temporary relief from any modification or termination of any order or from any order issued under section 104 of the Mine Act. Appeals of Judges’ Decisions or Orders to the Commission: A filing with the Commission of a petition for discretionary review of a Judge’s decision or order by a person who has been adversely affected or aggrieved by such decision or order. Mine ID Mine location Contests of Citations and Orders Contests of Proposed Penalties Complaints for Compensation Complaints of Discharge, Discrimination or Interference Applications for Temporary Relief Appeals of Judges Decisions or Orders to the Commission 0900114 Ochlocknee, Georgia — — — — — — 2200035 Ripley, Mississippi — — — — — — 1102403 Mounds, Illinois — — — — — — 2200582 Blue Mountain, Mississippi — — — — — — 0402964 Taft, California — — — — — —

EXHIBIT 97: Clawback Policy Introduction: The Board of Directors of the Company (the “Board”) believes that it is in the best interests of the Company and its shareholders to create and maintain a culture that emphasizes ethics, integrity, and accountability. The Board has therefore adopted this policy which provides for the recoupment of certain executive compensation in the event of an accounting restatement resulting from material noncompliance with financial reporting requirements under the federal securities laws (the “Policy”). This Policy is designed to comply with Section 10D-1 of the Securities Exchange Act of 1934 (the “Exchange Act”). Administration: This Policy shall be administered by the Board or, if so designated by the Board, the Compensation Committee, in which case references herein to the Board shall be deemed references to the Compensation Committee. Any determinations made by the Board shall be final and binding on all affected individuals. Covered Executives: This Policy applies to the Company’s current and former executive officers, as determined by the Board in accordance with Section 10D of the Exchange Act and the listing standards of the national securities exchange on which the Company’s securities are listed, and such other senior executives who may from time to time be deemed subject to the Policy by the Board (“Covered Executives”). Recoupment; Accounting Restatement: In the event the Company is required to prepare an accounting restatement of its financial statements due to the Company’s material noncompliance with any financial reporting requirement under the securities laws, the Board will require reimbursement or forfeiture of any Excess Incentive Compensation (as defined below) received by any Covered Executive during the three completed fiscal years immediately preceding the date on which the Company is required to prepare an accounting restatement. Incentive Compensation: For purposes of this Policy, Incentive Compensation means any of the following; provided that, such compensation is granted, earned, or vested based wholly or in part on the attainment of a financial reporting measure: (i) annual bonuses and other short- and long-term cash incentives, (ii) stock options, (iii) stock appreciation rights, (iv) restricted stock, (v) restricted stock units, (vi) performance shares, and (vii) performance units. Financial reporting measures include: (i) company stock price, (ii) total shareholder return, (iii) revenues, (iv) net income, (v) earnings before interest, taxes, depreciation, and amortization (EBITDA), (vi) liquidity measures such as working capital or operating cash flow, (vii) return measures such as return on invested capital or return on assets, and (viii) earnings measures such as earnings per share. Excess Incentive Compensation: Amount Subject to Recovery: The amount to be recovered will be the excess of the Incentive Compensation paid to the Covered Executive based on the data used to calculate the Incentive Compensation prior to any material accounting restatement over the Incentive Compensation that would have been paid to the Covered Executive had it been based on the restated results, as determined by the Board (the “Excess Incentive Compensation”). If the Board cannot determine the amount of Excess Incentive Compensation received by the Covered Executive directly from the information in the accounting restatement, then it will make its determination based on a reasonable estimate of the effect of the accounting restatement.

Method of Recoupment: The Board will determine, in its sole discretion, the method for recouping Incentive Compensation hereunder which may include, without limitation: (a) requiring reimbursement of cash Incentive Compensation previously paid; (b) seeking recovery of any gain realized on the vesting, exercise, settlement, sale, transfer, or other disposition of any equity- based awards; (c) offsetting the recouped amount from any compensation otherwise owed by the Company to the Covered Executive; (d) cancelling outstanding vested or unvested equity awards; and/or (e) taking any other remedial and recovery action permitted by law, as determined by the Board. No Indemnification: The Company shall not indemnify any Covered Executives against the loss of any incorrectly awarded Incentive Compensation. Interpretation: The Board is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate, or advisable for the administration of this Policy. It is intended that this Policy be interpreted in a manner that is consistent with the requirements of Section 10D of the Exchange Act and any applicable rules or standards adopted by the Securities and Exchange Commission or any national securities exchange on which the Company’s securities are listed. Effective Date: This Policy shall be effective as of December 1, 2023 by the Board (the “Effective Date”) and shall apply to Incentive Compensation that is approved, awarded, or granted to Covered Executives on or after that date. Amendment; Termination: The Board may amend this Policy from time to time in its discretion and shall amend this Policy as it deems necessary to reflect final regulations adopted by the Securities and Exchange Commission under Section 10D of the Exchange Act and to comply with any rules or standards adopted by a national securities exchange on which the Company’s securities are listed. The Board may terminate this Policy at any time. Other Recoupment Rights: The Board intends that this Policy will be applied to the fullest extent of the law. The Board may require that any employment agreement, equity award agreement, or similar agreement entered into on or after the Effective Date shall, as a condition to the grant of any benefit thereunder, require a Covered Executive to agree to abide by the terms of this Policy. Any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company pursuant to the terms of any similar policy in any employment agreement, equity award agreement, or similar agreement and any other legal remedies available to the Company. Impracticability: The Board shall recover any Excess Incentive Compensation in accordance with this Policy unless such recovery would be impracticable, as determined by the Board in accordance with Rule 10D-1 of the Exchange Act and the listing standards of the national securities exchange on which the Company’s securities are listed. Successors: This Policy shall be binding and enforceable against all Covered Executives and their beneficiaries, heirs, executors, administrators, or other legal representatives.

BOARD OF DIRECTORS Daniel S. Jaffee Chairman of the Board, President & Chief Executive Officer Lawrence E. Washow Vice Chairman of the Board, Chairman, Aspire Brands, Inc. Board Member, Turn Technologies, Inc. George C. Roeth Lead Director of the Board Ellen-Blair Chube Former Managing Director & Client Sevice Officer, William Blair & Company Paul M. Hindsley Senior Director, Investment Banking William Blair & Company Michael A. Nemeroff President & Chief Executive Officer, Vedder Price P.C. Amy L. Ryan Founder & Chief Circular Economist, ESGStrategies Patricia J. Schmeda Global Chief Information Officer Wahl Clipper Corporation Allan H. Selig Commissioner Emeritus of Major League Baseball President & Chairman, Selig Leasing Company Inc. President, AHS Investments, LLC EXECUTIVE OFFICERS Daniel S. Jaffee President & Chief Executive Officer Susan M. Kreh Chief Financial Officer and Chief Information Officer Christopher B. Lamson Group Vice President of Retail & Wholesale Aaron V. Christiansen Vice President of Operations Laura G. Scheland Chief Legal Officer and Vice President & General Manager of Consumer Products Division W. Wade Robey, Ph.D. Vice President of Agriculture, Oil-Dri Corporation of America and President of Amlan International INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM Grant Thornton LLP INVESTOR INQUIRIES NYSE: ODC Please direct all inquiries to: Leslie A. Garber (312) 321-1515 InvestorRelations@oildri.com Oil-Dri Corporation of America Attention: Investor Relations 410 North Michigan Avenue Suite 400 Chicago, Illinois 60611-4213 www.oildri.com Stockholders with inquiries regarding stock transfers, change of ownership, change of address or dividend payments should contact the company’s registrar and transfer agent: Computershare Investor Services P.O. Box 43006 Providence, RI 02940-3006 Courier Delivery: 150 Royall St., Suite 101 Canton, MA 02021 (877) 373-6374 FORWARD-LOOKING STATEMENTS This document contains forward looking statements that are based on current expectations, estimates, forecasts, and projections about our future performance, our business, our beliefs, and our management’s assumptions. See page 4 for cautionary language regarding such statements. ©2024 Oil-Dri Corporation of America VIRTUAL ANNUAL MEETING On Wednesday, December 11, 2024, at 9:30am CT, Oil-Dri Corporation of America will hold its 2024 Annual Meeting of Stockholders. Please join our virtual meeting by visiting www.virtualshareholdermeeting.com/ODC2024